     As filed with the Securities and Exchange Commission on April 10, 2000

                                                   Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                                ---------------
                        FOCAL COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

                                ---------------

         Delaware                    4813                    36-4167094
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or         Classification Code
      Organization)                 Number)

         200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601
                                 (312) 895-8400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                JOSEPH A. BEATTY
              Executive Vice President and Chief Financial Officer
                        Focal Communications Corporation
                      200 North LaSalle Street, Suite 1100
                            Chicago, Illinois 60601
                                 (312) 895-8400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
      Elizabeth C. Kitslaar, Esq.                 Leigh P. Ryan, Esq.
       Jones, Day, Reavis & Pogue        Paul, Hastings, Janofsky & Walker LLP
          77 West Wacker Drive                      399 Park Avenue
               Suite 3500                              31st Floor
      Chicago, Illinois 60601-1692           New York, New York 10022-4697
             (312) 782-3939                          (212) 318-6000

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                       Proposed maximum
                                        Amount       Proposed maximum      aggregate
       Title of each class               to be        offering price    offering price       Amount of
 of securities to be registered     registered (1)     per unit (2)           (2)        registration fee
---------------------------------------------------------------------------------------------------------
Common Stock (par value $0.01 per
 share)..........................      8,050,000          $46.50         $374,325,000         $98,822
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 1,050,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act using the average of the high and low prices of the common stock on April 3, 2000.

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 10, 2000

PROSPECTUS

                                7,000,000 Shares


                        Focal Communications Corporation

                                  Common Stock
                                $      per share

                                   --------

  Focal Communications Corporation is selling 4,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are selling an additional 3,000,000 shares. Focal will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. The underwriters named in this prospectus may purchase up to 1,050,000 additional shares of common stock from the selling stockholders under certain circumstances.

  The common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "FCOM." The last reported sale price of the common stock on April
  , 2000 was $    per share.

                                   --------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                        Per Share    Total
                                                        ---------- ----------
Public Offering Price                                   $          $
Underwriting Discount                                   $          $
Proceeds to Focal (before expenses)                     $          $
Proceeds to the Selling Stockholders (before expenses)  $          $

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
2000.

                                   --------

Salomon Smith Barney                                  Credit Suisse First Boston

                              Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

              Donaldson, Lufkin & Jenrette

                            Thomas Weisel Partners LLC

        , 2000

 [Outside gatefold will be a map of Focal's coverage area. Inside gatefold will be visual depiction of Focal's network, including our new Focal Internet
                               eXchange points.]

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   We make statements in this prospectus that are not historical facts. These "forward-looking statements" can be identified by the use of terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or comparable terminology. These forward-looking statements include, among others, statements concerning:

  . Our business strategy and competitive advantages

  . Our anticipation of potential revenues from designated markets or customers

  . Statements regarding the growth of the communications services industry and our business

  . The markets for our services and products

  . Forecasts of when we will enter particular markets or begin offering particular services

  . Our anticipated capital expenditures and funding requirements

  . Anticipated regulatory developments

   These statements are only predictions. You should be aware that these forward-looking statements are subject to risks and uncertainties, including financial and regulatory developments and industry growth and trend projections, that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to, our failure to:

  . Successfully expand our operations into new geographic markets on a timely and cost-effective basis

  . Successfully introduce and expand our data and voice service offerings on a timely and cost-effective basis

  . Design and install our Internet services infrastructure

  . Respond to competitors in our existing and planned markets

  . Execute and renew interconnection agreements with incumbent carriers on terms satisfactory to us

  . Enter into and maintain agreements for transport facilities and services, including Internet transit services

  . Maintain acceptance of our services by new and existing customers

  . Attract and retain talented employees

  . Prevail in legal and regulatory proceedings regarding reciprocal compensation for Internet-related calls

  . Obtain and maintain any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions

  . Respond effectively to regulatory, legislative and judicial developments, including developments relating to reciprocal compensation

  . Manage administrative, technical and operational issues presented by our expansion plans

  . Raise sufficient capital on acceptable terms and on a timely basis

  . Successfully provision digital subscriber line, or DSL, services

   For a discussion of some of these factors, see "Risk Factors" beginning on page 7.

                               PROSPECTUS SUMMARY

   This summary highlights information that we believe is especially important concerning our business and the offering. As a summary, it is necessarily incomplete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. Except as otherwise required by the context, references in this prospectus to "Focal," "we," "us," or "our" refer to the combined businesses of Focal Communications Corporation and all of its subsidiaries. For a description of some of the industry terminology used in this prospectus, you should refer to the "Glossary." Information contained on Focal's Internet site is not a part of this prospectus.

   You should also read and consider the information in the "Risk Factors" section of this prospectus before making an investment in shares of our common stock.

                                    BUSINESS

   Focal is a rapidly growing competitive provider of integrated communications services. We provide data, voice and colocation services to large, communications-intensive users in major cities. Our target customers include large corporations, Internet service providers, or ISPs, and value-added resellers, or VARs. We offer our customers an attractive alternative to incumbent local exchange carriers, or ILECs. Because other competitive carriers generally have chosen to compete in smaller cities or target smaller customers, we believe our strategy is unique.

   Currently, we offer service in 18 large metropolitan markets nationwide. We plan to provide service in two additional markets in 2000 and expand into four more markets in 2001. When we complete this expansion, we will provide service in 24 markets, encompassing 56 metropolitan statistical areas. As of February 29, 2000, we had sold 270,000 access lines, of which 215,565 were installed and in service. As of February 29, 2000, our customers had, on average, 279 access lines in service.

   In response to market demand for faster, more reliable solutions to Internet connectivity, we have launched a new data services business. We have hired an Internet industry veteran to lead a dedicated team of employees to build this business. Our new suite of data services, which we expect to roll-out during the third quarter of 2000, will include:

  . Managed High-Speed Internet Access--We intend to provide our customers with reliable, direct access to multiple Tier-1 Internet backbones with private peering relationships that avoid highly-congested public access points. We believe this service will alleviate many of the latency, packet-loss and reliability problems associated with the Internet.

  . Colocation Services--We intend to leverage our existing and planned colocation facilities by leasing space to those customers that need to reach a high concentration of Internet end-users.

  . Private Peering Services--We intend to offer private peering services to enable ISPs, content providers and application service providers to exchange traffic at our peering points, thereby avoiding the congestion at public interconnection points.

   We will offer these data services by creating Focal Internet eXchanges, or FIXs, in each of our existing and planned switching and colocation sites in 24 major U.S. markets. Our FIXs, based on a redundant switch and router platform, will be Internet Protocol, or IP, enabled meeting points for both Internet users and content and application service providers. We believe content and application service providers will value our proximity to end-users, which results from our substantial role as a provider of Internet dial-up facilities.

   We currently provide dial-up access services to approximately 200 ISPs that use the Focal network to bring traffic to the Internet. We believe that we have been successful at achieving significant penetration in our key markets. For example, we estimate that more than one-third of all dial-up Internet traffic in the Chicago metropolitan area passes through a Focal switching center. End-user dial-up traffic travels through our switching centers, all of which contain colocation space in which many of our customers house their equipment. We believe that this colocation space is of unique value because of its proximity to the end-user. By colocating at a Focal facility, our content and application service provider customers will be at a point closest to the edge of the Internet, resulting in improved connections and faster download speeds. As of March 31, 2000, we had over 110,000 square feet of secure and environmentally-conditioned colocation space available to our customers or under development. As part of our new data services strategy, we plan to expand our colocation space to approximately 500,000 square feet across 36 FIX centers located in our 24 target markets.

   We believe we will have a competitive advantage over other carriers and Internet infrastructure companies due to our:

  . Established relationships with some of the largest corporate, ISP and VAR customers in the nation

  . Network infrastructure, which has been designed with colocation space adjacent to our switching centers

  . Highly reliable network

  . Reputation for quality service and customer care

  . Ability to package switched local service and high-speed data and Internet connections

   In addition to these new data services, we continue to deploy digital subscriber line, or DSL, services and a nationwide network based on asynchronous transfer mode, or ATM, technology. We believe that by providing a full portfolio of data services, we will better serve the needs of our customers and appeal to a broader market.

   We believe we were the first competitive communications provider to employ the "smart-build" approach to network design. As such, we own and operate our switches, initially lease, rather than own, transport capacity and acquire fiber transport capacity when and where the volume of customer traffic warrants. Because of increased customer traffic volume in some of our markets, we began acquiring our own fiber transport capacity in 1999. By combining leased with owned fiber capacity, we expect to better control these assets and generate stronger operating results. We also expect to apply this approach to the design of our Internet services infrastructure.

   We believe that our management and operations team has been critical to our initial success and will continue to differentiate us from our competitors. We have built a skilled and experienced management team with extensive prior work experience at major communications companies, such as MFS Communications, PSINet, MCI WorldCom, AT&T, Sprint and Ameritech.

                                    STRATEGY

   Our objective is to become the provider of choice for data, voice and colocation services to large, communications-intensive customers in our target markets. We are responding to the evolving demands of our customers and positioning ourselves to provide the high-quality voice and data services they require. To achieve this objective we intend to:

  . Leverage the strong relationships we have built with our communications-intensive customer base to increase our share of their total communications expenditures.

  . Expand our suite of service offerings to include a wider array of data services. Our new data service offerings will include managed, high-speed Internet access, colocation and peering services.

  . Utilize the smart-build approach to design and install a highly capital-efficient communications network.

  . Expand our geographic coverage to additional markets with high concentrations of communications-intensive customers.

  . Supplement our direct sales efforts with indirect sales to maximize the utilization of our network assets and systems infrastructure.

   Our principal executive offices are located at 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601. Our phone number is (312) 895-8400.

                                  THE OFFERING

   The following information assumes that the underwriters do not exercise the option granted by the selling stockholders to purchase additional shares in the offering. See "Underwriting."

Common stock offered by Focal......... 4,000,000 shares

Common stock offered by selling        3,000,000 shares
stockholders..........................

Common stock outstanding after the     64,852,316 shares
offering..............................

Nasdaq Stock Market's National Market  "FCOM"
symbol................................

Use of proceeds....................... We intend to use the net proceeds from the offering to fund the costs
                                       of capital expenditures and
                                       operating losses, for working
                                       capital and potential acquisitions
                                       and for general corporate purposes.
                                       We
                                       will not receive any proceeds from
                                       the sale of shares by the selling
                                       stockholders.

Risk factors.......................... Investing in shares of our common stock involves risks. See "Risk
                                       Factors" for a discussion of
                                       matters you should consider before
                                       investing in shares of our common
                                       stock.

   The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of February 29, 2000 and does not take into account shares reserved for issuance under our equity incentive plans as of April 3, 2000, of which 7,787,257 shares are reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $11.27 per share.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The information in the following table is based on historical financial information included in our prior filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 1999. The following summary financial information should be read in connection with this historical financial information, including the notes that accompany such financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999 were audited by Arthur Andersen LLP, independent public accountants. You should not assume that the results of operations below are indicative of the financial results we can achieve in the future.

                                               Years Ended December 31,
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
                                          (Dollars in thousands, except share
                                                         data)
Statement of Operations Data:
Revenues................................  $     4,024  $    43,532  $   126,861
Expenses:
  Customer service and network
   operations...........................        2,155       15,284       70,910
  Selling, general and administrative...        2,887       12,210       32,486
  Depreciation and amortization.........          616        6,671       23,763
  Non-cash compensation expense.........        1,300        3,070        7,186
                                          -----------  -----------  -----------
Operating income (loss).................       (2,934)       6,297       (7,484)
Other income (expense), net.............           68       (9,606)     (14,302)
Provision for income taxes..............          --        (4,660)        (600)
Accretion to redemption value of Class A
 common stock...........................         (104)         --           --
                                          -----------  -----------  -----------
Net loss applicable to common
 stockholders...........................  $    (2,970) $    (7,969) $   (22,386)
                                          ===========  ===========  ===========
Basic net loss per share................  $     (0.07) $     (0.18) $     (0.45)
                                          ===========  ===========  ===========
Diluted net loss per share..............  $     (0.07) $     (0.18) $     (0.45)
                                          ===========  ===========  ===========
Basic weighted average common stock
 outstanding............................   42,186,500   43,763,000   50,066,315
                                          ===========  ===========  ===========
Diluted weighted average common stock
 outstanding............................   42,186,500   43,763,000   50,066,315
                                          ===========  ===========  ===========
Other Financial Data:
EBITDA..................................  $    (1,018) $    16,038  $    23,465
Capital expenditures....................       11,655       64,229      128,550
Summary Cash Flow Data:
Net cash provided by (used in) operating
 activities.............................  $    (1,634) $    22,507  $    18,549
Net cash used in investing activities...      (11,655)     (72,189)    (130,590)
Net cash provided by financing
 activities.............................       11,756      173,466      164,142
Operating Data:
Access lines in service.................        7,394       52,011      181,103
Minutes of use (millions)...............          282        3,568       13,362

                                   As of December 31,
                                          1999
                                 -------------------------
                                              Pro Forma
                                  Actual     As Adjusted
                                 ----------- -------------
                                 (Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 short-term investments........  $   188,142  $
Current assets.................      219,932
Long-term debt, including
 current portion...............      253,786      526,806
Total stockholders' equity.....      142,487

   You should keep the following matters in mind when you read the information in the tables above:

  . Non-cash compensation expense consists of:

      --charges totaling $1.3 million for each of 1997 and 1998, and $2.5 million for 1999, which resulted from the vesting over time of shares of common stock issued to some of our executive officers in November 1996

      --charges of $1.8 million and $0.3 million for 1998 and 1999, respectively, which resulted from the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendment of vesting agreements with some of our executive officers

      --charges of $4.4 million for 1999, which resulted from our 1999 stock option grants to employees, directors and an outside consultant, and common stock issued to a director

  . EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-cash charges, including non-cash compensation expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net loss applicable to common stockholders as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable to similarly titled measures for other companies.

  . We count access lines as of the end of the period indicated and on a one-for-one basis using DS-0 equivalents.

  . The "Pro Forma As Adjusted" column in the balance sheet data table reflects the sale of the shares of common stock offered by this
    prospectus (assuming an offering price of $    per share) and the sale of
    our 2000 notes, completed in January 2000, which resulted in our receipt
    of net proceeds of $      million and $265.7 million, respectively, as if
    these transactions had been consummated on December 31, 1999.

                                  RISK FACTORS

   In addition to the other information in this prospectus, you should consider carefully the following risk factors in evaluating our company and our business before you invest in our common stock. You should also consider the additional information set forth in our Securities and Exchange Commission reports on Forms 10-K and 10-Q and in the other documents incorporated by reference in this prospectus.

Limited Operating History--We have a limited history of operations and you therefore have limited information on which to base your investment decision.

   We were incorporated in April 1996 and began providing service in our first market, Chicago, in May 1997. Therefore, you have limited historical financial and operating information with which to evaluate our performance. In addition, the revenues and income potential of our new data services business is unproven. You should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by companies in the rapidly-evolving data services market.

Probable Future Losses--We expect negative operating cash flows and substantial operating losses for the foreseeable future.

   The development of our business requires significant capital and operational expenditures to expand our networks, services and customer base. Many of these expenditures must be completed before any revenue can be realized in a particular market. These expenditures are expected to increase as we grow our customer base in existing markets, expand into new markets and diversify our service offerings.

   Reciprocal compensation has historically represented a substantial portion of our revenues. Reciprocal compensation payments are amounts we receive when we complete local calls from another local exchange carrier's network. These payments represented approximately 81%, 75%, 55% and 36% of our total revenues for 1997, 1998, 1999 and December of 1999, respectively. Since July 1, 1999, effective rates for reciprocal compensation have decreased substantially. As a result, revenues from reciprocal compensation, as a percentage of total revenues, have decreased substantially, and are expected to continue to decrease.

   We expect negative operating cash flow and substantial operating losses until these trends stabilize, our newer markets and service offerings are established and mature and we establish an adequate revenue base. Although we had operating income in 1998 of $6.3 million, we had an operating loss of $7.5 million in 1999, and we expect substantial operating losses for the foreseeable future. We may continue to sustain negative operating cash flow and operating losses as a result of low prices, including reduced rates attributable to reciprocal compensation, and/or higher costs, including cash interest costs.

Significant Capital Requirements--Our future growth will require significant capital.

   Our business plan requires us to:

  . Expand our existing networks and services

  . Acquire and develop new networks and services in additional markets

  . Deploy our own fiber capacity in a majority of our markets

  . Design and install Focal Internet eXchanges in each of our switching and colocation sites

  . Fund our operating losses

   These activities will require significant capital for the foreseeable future. Capital expenditures for our current business plan are estimated to be approximately $300 million in 2000 and $305 million in 2001. We currently plan to fund these requirements with the net proceeds of this offering, together with the net proceeds from the sale of our $275 million 11.875% Senior Notes due 2010 issued in January 2000, which we refer to in this prospectus as the 2000 notes, our existing cash balances, cash equivalents and short-term investments.

   Our expectations of our future capital requirements and cash flows from operations are based on current estimates. Our actual capital expenditures and cash flows could differ significantly from these estimates. If we require additional capital to complete our planned expansion or if customer demand significantly differs from our current expectations, our funding needs may increase. In addition, we may be unable to produce sufficient cash flows from ongoing operations to fund our business plan and future growth. This would require us to alter our business plan, including delaying or abandoning our expansion or spending plans, which could have a material adverse effect on our business. In addition, we may elect to pursue other attractive business opportunities that could require additional capital investments in our networks. If any of these events were to happen, we could be required to borrow more money, issue additional debt or equity securities or enter into joint ventures.

Substantial Debt--We have a substantial amount of debt that could impact our future prospects, and we may not have sufficient cash flow to service our debt.

   We currently have a substantial amount of debt in relation to our stockholders' equity. At February 29, 2000, we had total debt outstanding of $530.1 million, representing approximately 80% of our total capitalization, and total stockholders' equity of $128.7 million. Non-cash interest on our 2000 notes and on our $270 million 12.125% Senior Discount Notes due 2008 issued in February 1998, which we refer to in this prospectus as the 1998 notes, will increase this debt by an additional $2.0 million by January 15, 2010 and $79.5 million by February 15, 2003, respectively. The indentures related to the 2000 notes and the 1998 notes also permit us to incur additional debt, which we plan to do.

   Our high level of debt could affect our future prospects adversely by:

  . Impairing our ability to borrow additional money.

  . Requiring us to use a substantial portion of our cash flows from operations to pay interest or repay debt, which will reduce the funds available to us for our operations, capital expenditures and acquisition opportunities. Of the $18.5 million net cash flows provided by our operations in 1999, $25.3 million was charged as interest expense on our debt. Of this amount, 82% was used for interest on the 1998 notes and 18% was used for interest on our term loan facility, capital leases and other obligations. A portion of this interest expense, totaling $3.6 million, relating to construction in progress was capitalized during 1999. Cash generated from our operating activities may not be sufficient to meet our debt service obligations for the foreseeable future.

  . Placing us at a competitive disadvantage with companies that are less restricted by their debt agreements. Our debt agreements limit our ability to pursue our business strategy, borrow additional funds to grow our business, acquire and dispose of assets and make capital expenditures.

  . Making us more vulnerable in the event of a downturn in general economic conditions.

   We cannot assure you that we will be able to meet our debt obligations. If we are unable to generate sufficient cash to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit the debtholders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness.

   Our ability to meet our debt and other obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive, regulatory and other factors. In addition, we may need to incur additional indebtedness in the future. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations, capital lease financings and proceeds of future equity or debt financings, including this offering, will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

   In order to repay our debt and fund our capital expenditures, we must successfully implement our business strategy. If we are unable to do so, we may have to reduce or delay our planned capital expenditures, sell assets, sell additional equity or debt securities or refinance or restructure our debt. Any delay in our planned capital expenditures could materially and adversely affect our future revenue prospects. Any sale of assets to raise money to meet our financial obligations could also occur on unfavorable terms.

   Focal Communications Corporation is a holding company that receives all its revenues from its subsidiaries. Its ability to obtain payments from its subsidiaries may be restricted by the profitability and cash flows of its subsidiaries and laws regulating the payment of dividends by a subsidiary to its parent company. If its subsidiaries are unable to pay dividends, the holding company may be unable to service its debt. In this situation, creditors of its subsidiaries and future holders of preferred stock, if any, of its subsidiaries, would have prior claims on the assets of the subsidiaries over the claims of the holding company and its stockholders.

Restrictive Covenants--We are subject to restrictive covenants that limit our flexibility.

   Our equipment term loan facility and other debt instruments contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates. These covenants may make it difficult for us to pursue our business strategies. Failure to comply with the terms of the equipment term loan facility would entitle the secured lenders to foreclose on the assets acquired with the proceeds of these loans, principally telecommunications equipment and related software licenses. The secured lenders would be repaid from the proceeds of the liquidation of these assets before the assets would be available for distribution to other creditors and, lastly, to the holders of Focal's capital stock. Our ability to satisfy the financial and other restrictive covenants may be affected by events beyond our control.

Network Expansion--Difficulties in expanding our networks could increase our estimated costs and delay scheduled completion.

   The expansion of our existing networks and the construction of networks in new markets is a significant undertaking. This will require that we install and operate additional facilities, switches and related equipment, design and install Focal Internet eXchanges in each of our switch and colocation sites and develop, introduce and market new products and services, including data services. In addition, the deployment of additional data services, such as high-speed LAN and Internet access and peering, will require modifications to our network architecture. The development and expansion of some of our data services offerings will also require us to obtain and install our equipment in the ILECs' central office colocation space. Administrative, technical, operational, regulatory and other problems that could arise may be more difficult to address and solve due to the scope and complexity of our planned expansion. We are also dependent on timely performance by third-party suppliers and contractors, including suppliers of network equipment. Many of these factors and problems are beyond our control. As a result, our network build-out may not be completed as planned or for the costs and in the time frame that we currently estimate. We may be materially adversely affected as a result of any significant increase in the estimated cost of the network build-out or any significant delay in its anticipated completion.

Management of Growth--An inability to effectively manage our planned rapid growth could adversely affect our operations.


   Our business plan contemplates rapid expansion for the foreseeable future. This growth will increase our operating complexity and require that, among other things, we:

  . Accurately assess our markets

  . Expand our employee base with highly-skilled personnel

  . Develop and institute adequate financial and management controls, reporting systems and procedures

  . Control expenses related to our business plan

  . Integrate any acquired operations and joint ventures

  . Obtain and maintain necessary regulatory approvals

  . Lease additional real estate

   Our inability to manage growth effectively would seriously hinder our plans to deploy our new data services offerings. The difficulties associated with deploying additional data services and installing and implementing equipment, systems, procedures and controls for these services may place an additional burden on our management and our internal resources. Our plans to rapidly deploy these services could place a significant strain on our management's time and resources. A failure to satisfy any of our growth requirements or manage our growth effectively could have a material adverse effect on us.

New Data Services--Our data services business is new and may be unsuccessful.

   We have only recently created our new data services business. We believe that offering a broader portfolio of services is the best method for gaining market share among our corporate, ISP and VAR customers and increasing customer satisfaction. In order to implement our data services business plan, we will be required to make operating and capital investments and must address operating complexities associated with providing these new services. These operating complexities are in addition to those we otherwise face in operating and expanding our existing business and may include:

  . Designing and installing an Internet services infrastructure and network

  . Hiring, training and managing a dedicated team of employees to run this business

  . Obtaining Internet transit services from backbone providers

  . Selecting new equipment and software and integrating these into our existing networks

  . Developing billing, back-office and information systems to accommodate data services

In providing our new data services, we will also depend upon additional vendors for assistance in the planning and deployment of our service offerings as well as ongoing training and support. We may not be successful with respect to these matters. If we are not successful with respect to these matters, there may be a material adverse effect on our business and the price of our common stock.

   We face significant competition in the market for data services. Our competitors may mount a significant competitive response to new entrants in their market, such as Focal. We expect to face intense competitive product and pricing pressures in our markets.

   In addition, we face the risk that the market for high performance data services might fail to develop, or develop more slowly than expected, or that our data service offerings may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.

Network Failure--A failure in our network operations center, switch facilities or computer systems could cause a significant disruption in the provision of our services.

   Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our switch facilities and our computer and communications hardware systems and infrastructure. We currently have one network operations center, and we have 14 switching facilities that serve our 18 markets. If we experience a problem at our network operations center or switching facilities, we may be unable to provide services to our customers, provide customer service and support, or monitor our network infrastructure and switch facilities, any of which could seriously harm our business.

Network Vulnerability--Our network and software are vulnerable to security breaches and similar threats that could result in our liability for damages and harm our reputation.

   Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. If any of these events occurred, we could be liable for damages and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

   Although we intend to continue to implement industry-accepted security measures, some of these industry-standard measures have been circumvented by third parties, although not in our system. The measures we implement could be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems could result in interruptions, delays or cessation of service to our customers, which could hurt our business.

Internet-Related Reciprocal Compensation--Our entitlement to reciprocal compensation for Internet traffic is subject to uncertainties that could adversely affect us.

   Several of the ILECs continue to challenge, through legal proceedings, the CLECs' entitlement to reciprocal compensation payments under existing interconnection agreements for calls made to ISPs on the grounds that these calls should be considered interstate in nature, and that interstate calls are not subject to reciprocal compensation. Several of these legal challenges seek a refund of reciprocal compensation previously paid by the ILECs. Some ILECs have refused to pay or have indicated they will escrow reciprocal compensation for inbound ISP traffic.

   In addition, other ILECs have claimed that reciprocal compensation should be paid at rates lower than those previously used to calculate amounts owed to the CLECs. On July 1, 1999, we began to exclude certain reciprocal compensation revenues generated from our operations in states where recent regulatory developments have impacted the potential level of collection of reciprocal compensation. There is also a risk that courts and regulatory authorities that previously ordered payment for certain reciprocal compensation, for which we have established no reserves, will revisit this issue and revise their prior decisions, including possibly permitting the ILECs to recoup our previously recorded revenues from reciprocal compensation.

   A number of states have initiated proceedings to determine whether it is appropriate to establish separate reciprocal compensation rates for Internet-bound calls. A judicial or regulatory determination that we are not entitled to the reciprocal compensation we have recognized, an order that we refund reciprocal compensation paid to date or a decision that reciprocal compensation for Internet-bound calls should be lower could have a material adverse effect on us and our results of operations.

Information Support Systems--Any failure to develop and enhance effective information support systems could have a material adverse effect on us.

   Our business plan depends on our ability to develop and enhance sophisticated information support systems. This is a complicated undertaking requiring significant resources and expertise, and support from third-party vendors. Since our business plan provides for growth in the volume and types of services we offer, we need to develop and enhance these information support systems on a schedule sufficient to meet our proposed service roll-out dates. In addition, we will require these information support systems to expand and adapt with our rapid growth. The failure to develop and timely enhance effective information support systems could have a material adverse effect on us and our ability to implement our growth strategy.

Regulation--We are subject to significant regulation that could change in a manner adverse to us.

   Communications services are subject to significant regulation at the federal, state and local levels. The following factors may have a material adverse effect on us:

  . Delays in receiving required regulatory approvals or onerous conditions imposed on these approvals

  . Difficulties completing interconnection agreements with ILECs

  . The enactment of new and adverse legislation or regulatory requirements or changes in the interpretation of existing legislation and/or changes in regulatory requirements

   Recent federal legislation governing the U.S. telecommunications industry remains subject to judicial review and additional FCC rule-making. As a result, we cannot predict the legislation's effect on our future operations or results. Many regulatory actions regarding important items that impact us are underway or are being contemplated by federal and state authorities. Changes in current or future regulations adopted by federal, state or local regulators, or other legislative or judicial initiatives relating to the telecommunications industry, could have a material adverse effect on us.

   Unlike some of our competitors, particularly the ILECs, we are not currently subject to some of the burdensome regulations imposed by federal legislation. Our ability to compete in the local exchange market will depend upon a continued favorable, pro-competitive regulatory environment, and could be adversely affected by new regulations or legislation affording greater flexibility and regulatory relief to our competitors.

   In August 1998, the FCC requested comments on new rules that would allow ILECs to provide their own DSL services free from ILEC regulation through a separate affiliate. The provision of DSL services by an affiliate of an ILEC not subject to ILEC regulation could have a material adverse effect on us. Congress has introduced bills that would grant Regional Bell Operating Companies, or RBOCs, permission to provide data services in areas where they are currently restricted from doing so. Although we cannot predict the outcome of any proposed or pending legislation, the ability of RBOCs to provide data services on a broader basis could have a material adverse effect on us. In addition, the FCC recently acted to enable Internet service providers to buy DSL services in bulk from ILECs, which could result in additional competition for Internet service provider business.

   We are currently required to publicly file with governmental authorities our tariffs describing the prices we charge our customers and the terms and conditions for some intrastate, interstate and international services. Challenges to these tariffs by regulators or third parties could cause us to incur substantial legal and administrative expenses.

   Federal and state regulatory agencies also have the right to impose sanctions and forfeitures, mandate refunds or impose other penalties for regulatory non-compliance and may require prior approval of transfers of control and the issuance of debt and equity.

   Some interexchange carriers, including AT&T and Sprint, have challenged the switched access rates of Focal and other CLECs and have withheld some or all payments for the switched access services that they continue to receive. Although no formal complaints have been filed against us, AT&T and other interexchange carriers have asserted that our charges for switched access services are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. AT&T has refused to pay us any originating access charges at our tariffed rate, and Sprint is paying us less than our tariffed rates.

   There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations that affect the Internet. We cannot predict the nature of these regulations or their impact on our business. The adoption of future laws or regulations or the application of existing laws and regulation could slow the growth of the Internet, decrease demand for our data services, impose taxes, otherwise increase the cost of doing business on the Internet or otherwise adversely affect us or our customers.

Reliance on Transport Facilities and Services of Third Parties--Our reliance on leased transport facilities and services of third parties could materially and adversely affect our business.

   Our network design strategy contemplates us owning and operating our own switches but initially leasing a substantial portion of our transport facilities, or network lines, from third parties. During 1999, we used leased facilities for 100% of our transport requirements. Although we have begun to selectively acquire and activate our own fiber transport capacity in some of our markets, we expect, for the foreseeable future, to continue to lease a substantial portion of our transport capacity from other carriers, some of which are competitors in our service territories.

   We are also dependent on third-party suppliers for substantial amounts of fiber, conduit, computers, software, switches, routers and related components that we use to expand and upgrade our network. If any of these relationships is terminated or a supplier fails to provide reliable services or equipment, and we are unable to reach suitable alternative arrangements quickly or on favorable terms, we may experience significant delays and additional costs. If that happens, it could have a material adverse effect on us.

   We currently lease a substantial portion of our transport facilities from one carrier. Although we believe that adequate alternative sources of transport facilities exist, if this carrier's facilities become unavailable, our business could be disrupted. In addition, although we believe we have protection against unexpected increases in the costs of our leased transport facilities, an unexpected material increase in these costs could have a material adverse effect on our results of operations.

   We have entered into multi-year agreements to lease fiber transport capacity in several markets and expect to enter into additional agreements for Internet transit services from Internet backbone providers. Our current agreements require us to make minimum, fixed installment payments, whether or not we need transport capacity or this capacity becomes otherwise available at lower prices. When we negotiate these agreements, we estimate future supply and demand for transmission capacity, as well as calling patterns and traffic levels of our customers. We also set the price terms of these agreements on the basis of the supply of, and the then prevailing prices for, transport capacity which are expected to fluctuate over time. If we do not meet our minimum volume commitments, we may be obligated to pay underutilization charges. If we underestimate our need for transmission capacity, we may be required to obtain capacity through other, possibly more expensive, means. If we overestimated our need for transmission capacity or prevailing prices for transport capacity or Internet transit services fall, it could have a material adverse effect on our results of operations.

   In order to offer our new data services, we will rely on multiple Tier-1 Internet backbone providers. To provide optimal routing to our customers through our facilities, we must contract for Internet transit services from several Internet backbone providers. We may be unable to establish relationships with, or obtain necessary services from, backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which our facilities are or will be located. We cannot assure you that these Internet backbone providers will provide service to us on a cost-effective basis, if at all, or that these providers will provide us with the necessary capacity to adequately meet customer demand or avoid service delays or interruptions.

Relationship with ILECs--Our reliance on ILEC interconnection agreements and changes to these agreements with the ILECs could have a material adverse effect on us.

   In addition to agreements with transport and Internet transit service providers, we are dependent upon our agreements with the ILECs operating in our existing and targeted markets. These agreements, called interconnection agreements, specify how we connect our networks with the network of the ILEC in each of our markets. Federal legislation regulating the telecommunications industry has enhanced competition in the local service market by requiring the ILECs to provide access to their networks through interconnection agreements and to offer unbundled elements of their network and retail services at prescribed rates to other telecommunications carriers. A failure to negotiate required interconnection agreements or renew existing interconnection agreements on favorable terms could have a material adverse effect on our business.

   Our interconnection agreements also require the ILECs to provide sufficient transmission capacity to keep blocked calls between our networks within industry limits. Accordingly, we are partially dependent on the ILECs in our efforts to provide our customers with superior service and avoid blocked calls. The failure by the ILECs to comply with their obligations under our interconnection agreements could result in customer dissatisfaction and the loss of existing and potential customers. In addition, the rates charged to us under the interconnection agreements may be too high to permit us to offer usage rates that are low enough to attract a sufficient number of customers and permit us to operate profitably.

   The pace at which we are able to add new customers and services could be adversely affected if the ILECs do not provide us with necessary network elements, colocation space, intercompany network connections and the means to share information about customer accounts, service orders and repairs on a timely basis. Because the rules governing colocation remain subject to additional FCC rulemaking, disputes concerning the types of equipment we may be allowed to colocate could cause delays and added expense. In addition, our ability to provide some high-speed data services will be dependent on our obtaining space from the various ILECs for physical colocation of our equipment in the ILECs' central offices and elsewhere. In many instances the ILECs do not timely or fully comply with these requirements. Also, the rules governing which elements the ILECs must provide and the cost methodology for providing these elements are currently under FCC and judicial review.

   Interconnection agreements are subject to review and approval by various federal and state regulators. In addition, parties to the agreements may seek to have the agreements modified based upon the outcome of regulatory or judicial rulings occurring after the dates of the agreements. The outcome of these rulings, or any modified agreements, could have a material adverse effect on us. In addition, certain aspects of interconnection agreements, including the price and economic terms of these agreements, have been subject to litigation and regulatory action.

Competition--We compete in the communications services industry with participants that have greater resources, more established networks and a broader customer base than we do.

   Portions of the communications services industry are highly competitive. Many of our existing and potential competitors, including the ILECs and some CLECs, have financial, personnel, marketing and other resources significantly greater than ours. Many of these competitors have the added competitive advantage of an established network and an existing customer base.

   Our principal competitor in each of our markets is the ILEC. Although recent federal legislation and rule-making have afforded us increased opportunities, they also provide the ILECs with some advantages which could adversely affect our business. In addition, current competitive advantages afforded to CLECs may also be adversely affected by changes in existing regulation of telecommunications services. These changes may include permitting ILECs to:

  . Reduce their prices because of fewer regulatory restrictions

  . Offer selective discount pricing to their customers

  . Provide advanced data services through less-regulated separate subsidiaries that may be used for voice traffic

  . Eliminate the mandatory resale of advanced services

  . Provide in-region long distance service

  . Limit the network elements required to be provided on an unbundled basis

In addition, significant new competitors in the local exchange market could arise as a result of:

  . Consolidation and strategic alliances in the industry

  . Foreign carriers being allowed to compete in the U.S. market

  . Further technological advances

  . Further deregulation and other regulatory initiatives

Other competitors and potential market entrants include long distance companies, cable television companies, value added resellers, electric utilities, microwave carriers, wireless telephone system operators, data service companies and operators of private networks.

   In addition, the data services market, which we are entering, is extremely competitive, and there are few barriers to entry. We expect intense competition in the future, and we may not have the financial resources, technical expertise, sales and marketing resources or support capabilities to compete successfully in this market. Some of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a presence in this new market.

   Our competitors in the data services segment of the communications services industry currently include RBOCs that offer Internet access, and global, national and regional Internet service providers, some of which we expect will provide us with connectivity services. We also believe that new competitors will enter the data services market. These new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of communications companies and online service providers have announced plans to offer or expand their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage.

Technological Changes--Our business could be adversely affected if we do not keep pace with rapid technological changes.

   The communications services industry is subject to rapid and significant changes in technology. We cannot predict the effect of technological changes on our business. The introduction of new products or technologies may reduce the cost or increase the supply of services similar to those that we plan to provide. As a result, our most significant competitors in the future may be new entrants to the communications services industry. These new entrants may not be burdened by an installed base of outdated equipment. Technological changes and the resulting competition could have a material adverse effect on us.

   The data services segment of our industry is also characterized by rapidly-changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop applicable technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services or enhance our existing services on a timely basis.

   Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Although we intend to support emerging standards in the market for communications services, we cannot assure you that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

Vulnerability to Communications Industry Developments--A slowing of communications industry growth, including Internet use, could adversely affect us.

   We currently derive a majority of our revenues from selling switched data services to large, communications-intensive users in major cities. Our business plan and growth has been based in large part on increasing market demand for sophisticated communications services. These services include dial-up Internet access, managed high-speed Internet access, colocation services, private peering services, DSL service and nationwide networking. Our customers use these services predominately to download and transmit large amounts of information over the public telephone network.

   The growth in data that is transmitted over the public network, or data traffic, is driven by a number of factors, including the rapidly increasing number of computer applications that can be managed, accessed or distributed over the Internet, the growing number of personal computers linked to the Internet, and improvements in equipment that manage data traffic over the public networks. Revenues derived from providing data services may also fluctuate because of other factors, including the continued growth of the information technology, software and computer industries, and corporate cash flows and spending patterns. There can be no assurance that current or future economic or industry trends will not adversely affect our business.

   Critical issues concerning the commercial use of the Internet remain unresolved and may hinder or slow the growth of Internet use and the demand for data services. Despite growing interest in varied commercial uses of the Internet, many businesses have been deterred from purchasing sophisticated data services for a number of reasons, including systemic problems that continue to plague the exchange of data traffic over the public networks. These problems include capacity restraints, transmission errors, service problems and the inability of the public networks to transmit rapidly increasing volumes of data over the Internet.

   Uncertainties associated with the growth in the use of the public networks to transmit data traffic may, if left unresolved, impede further development of this market. The inability of the telecommunications industry to resolve systemic network and infrastructure problems, or the failure of the market for business-related Internet solutions to further develop, could have a material adverse effect on us.

Quarterly Operating Results--Our quarterly operating results may vary significantly, which could negatively impact our stock price.

   We anticipate that our operating results could vary greatly from quarter to quarter due to factors such as:

  . The timing of significant expenses associated with the expansion and development of our networks and services

  . The variability of the level of revenues generated through sales of our services

   If our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations. This type of variability could have a material adverse effect on us.

   Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price.

Reliance on Key Personnel--We may be unable to hire and retain sufficient qualified personnel and the loss of some of our key executive officers could materially adversely affect us.

   We believe that our future success will depend in large part on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. To implement our business plan, including our offering of expanded data services, and manage our planned growth successfully, we will need to add a substantial number of additional employees. We have experienced significant competition in attracting and retaining personnel who possess the skills that we are seeking. As a result of this competition, we may experience a shortage of qualified personnel.

   Our business is managed by a relatively small number of senior management and operating personnel. Losing some members of the senior management team or key operating personnel could have a material adverse effect on us. We may be unable to retain our senior management or other key employees, or retain other skilled personnel in the future.

Limited Number of Stockholders--Three stockholders control us, and their interests may be different from the interests of public stockholders.

   Madison Dearborn Capital Partners, L.P., Frontenac VI, L.P. and Battery Ventures III, L.P., our three principal institutional investors, will control approximately 52.7% of our total voting power after the offering, based on the number of shares outstanding as of February 29, 2000 and assuming that the underwriters' over-allotment option is not exercised. As a result, these institutional investors and our management will have the ability to control our future operations and strategy. Conflicts of interest between these institutional investors and our public stockholders may arise with respect to sales of shares of common stock owned by these institutional investors or other matters. For example, sales of shares by these institutional investors could result in a "Change of Control" under our notes indentures, which would require us to offer to repurchase our notes. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale of Focal may differ from the interests of our new public stockholders, especially if the consideration to be paid for the common stock is less than the price paid by public stockholders.

Potential Conflicts of Interest--Our institutional investors invest in other telecommunications companies and conflicts of interest may arise from these investments.

   Madison Dearborn, Frontenac and Battery Ventures or their affiliates currently have significant investments in communications services companies other than Focal. These institutional investors may in the future invest in other entities that compete with us. In addition, four of our directors, each of whom is a principal of one of these institutional investors, serve as directors of other public communications services companies. As a result, these four directors may be subject to conflicts of interest during their tenure as directors of Focal. Because of these potential conflicts, these four directors may be required to periodically disclose financial or business opportunities to us and to the other companies to which they owe fiduciary duties. Conflict of interest issues are reviewed by the audit committee of our board of directors. A majority of the members of the audit committee are independent directors.

Franchises and Rights-of-Way--Our ability to develop networks will be adversely affected if we cannot obtain necessary permits and rights-of-way.

   We plan to selectively develop our own fiber transport facilities where it makes economic sense to do so. To do this, we may need to obtain local rights to utilize underground conduit and pole space, franchises, permits and other rights-of-way from various public and private entities. The process of obtaining these franchises, permits and rights-of-way is time consuming and burdensome. The failure to enter into and maintain these arrangements for a particular network on acceptable terms and on a timely basis may adversely affect our ability to develop that network. In addition, the cancellation or non-renewal of the rights, franchises or permits we do obtain could have a material adverse affect on us.

Dividends--We do not intend to pay dividends and our indentures restrict our ability to do so.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt facilities and other factors our board of directors considers appropriate. Our ability to declare and pay dividends on our common stock is also currently restricted by covenants in our notes indentures.

Liquidity and Volatility--There is limited trading in our common stock; our stock price has been and may continue to be volatile.

   After completion of this offering, approximately 19.9 million shares of common stock will be available for trading on Nasdaq by stockholders other than our three principal institutional investors and our four founding stockholders (assuming that the underwriters' over-allotment option is not exercised). While this offering will improve liquidity, any significant position in our common stock may be less liquid than investments in many other publicly traded companies. We cannot assure you that an active trading market will develop or be sustained after the offering is completed.

   Our stock price has been and may continue to be volatile. The market price of our shares may be significantly affected by factors including:

  . An actual or anticipated fluctuation in our operating results

  . New products or services or new contracts by us or our competitors

  . Legislative and regulatory developments

  . Conditions and trends in the communications services industry, general market conditions and other factors beyond our control

   In addition, the stock market has periodically experienced significant price and volume fluctuations that have particularly affected the market prices of common stock of communications services companies, including both telecommunications and Internet companies. These changes have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of our shares.

Future Stock Sales--Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price.

   After this offering, our three principal institutional investors, our executive officers and our directors will collectively own 66.2% of the outstanding shares of our common stock (based on the number of shares outstanding as of February 29, 2000 and assuming that the underwriters' over-allotment option is not exercised). A substantial portion of these shares and shares of our common stock held by some of our other stockholders are subject to a registration rights agreement that grants holders of these shares the right to have their shares registered either on demand or together with shares we intend to sell. In addition, as of April 3, 2000, there were 7,787,257 shares of our common stock reserved for issuance upon exercise of outstanding options granted under our equity incentive plans and an additional 90,994 shares of our common stock reserved for issuance under our equity incentive plans. Each of the selling stockholders will, with specified exceptions, be prohibited from selling or, with respect to shares subject to the registration rights agreement, requesting registration of shares of our common stock for 90 days after the date of this prospectus.

   The market price of our common stock could drop as a result of sales of a large number of our shares in the public market after the offering. The perception that sales may occur could also have the same result.

Anti-takeover Provisions--Provisions of our charter, applicable law and our notes indentures may delay or prevent a change in control.

   Our certificate of incorporation and bylaws, the Delaware corporations statute and our notes indentures may make it difficult or even prevent a third party from acquiring us without the approval of our incumbent board of directors. These provisions, among other things:

  . Divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms

  . Limit the right of stockholders to remove directors

  . Prohibit stockholder action by written consent in place of a meeting

  . Limit the right of stockholders to call special meetings of stockholders

  . Regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders

  . Authorize our board of directors to issue preferred stock in one or more series without any action on the part of stockholders

   These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, may discourage third party bidders from bidding for us and could significantly impede the ability of the holders of our common stock to change our management.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own such securities from the FCC or the state commission.

Dilution--You will experience immediate and substantial dilution in your investment.

   The public offering price is substantially higher than the net tangible book value per share of our common stock. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of our common stock in the offering. This means that you are paying a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. To the extent that outstanding options to purchase our common stock are exercised or we issue additional shares of our common stock at prices lower than the then-current net tangible book value, there will be further dilution to the holders of our common stock.

Investment Company Act--We may be required to register as an investment company, which would adversely affect us.

   We now have and after the offering will continue to have substantial cash balances and short-term investments. As a result, we may be considered an "investment company" under the Investment Company Act of 1940. The Investment Company Act requires companies that are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities, or that fail numerical tests regarding composition of assets and sources of income and that are not primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities, to register as "investment companies." Various substantive restrictions are imposed on these "investment companies" by the Investment Company Act.

   Because we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities, we do not believe that we are an investment company within the meaning of the Investment Company Act. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with "affiliated persons," as defined in the Investment Company Act, and other matters. To avoid having to register as an investment company, we may have to hold a portion of our liquid assets as cash or government securities instead of as investment securities. Having to register as an investment company would have a material adverse effect on us.

                                USE OF PROCEEDS

   After deducting estimated underwriter discounts and offering expenses, we
expect to receive net proceeds from the offering of approximately $      . This
estimate is based on an assumed offering price of $       per share. We intend
to use the net proceeds, together with amounts available from our existing cash balances and future cash flow from ongoing operations, to fund the costs of capital expenditures and operating losses, for working capital and potential acquisitions, and for general corporate purposes. We will have broad discretion in determining the uses and exact amounts for each use of the net proceeds. Pending these uses, we will invest the net proceeds in short-term money market and other market-rate, investment-grade instruments. See "Risk Factors-- Investment Company Act" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

                 MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

   Our common stock is traded on the Nasdaq Stock Market's National Market. Our ticker symbol is "FCOM." We completed the initial public offering of our common stock in August 1999. Prior to July 28, 1999, no established public trading market for our common stock existed.

   The following table sets forth the intraday high and low bid information per share for our common stock as reported on the Nasdaq Stock Market's National Market for the periods indicated:

                                                                   High   Low
                                                                  ------ ------
      Year ended December 31, 1999:
        Third quarter (from July 28, 1999)....................... $29.75 $15.50
        Fourth quarter .......................................... $26.88 $18.50
      Year ended December 31, 2000:
        First quarter............................................ $85.00 $23.38
        Second quarter (through April   , 2000).................. $      $

   There were approximately 128 owners of record of our common stock as of February 29, 2000. This number excludes stockholders whose stock is held in nominee or street name by brokers and we believe that we have a significantly larger number of beneficial holders of common stock. A recently reported sale price of our common stock on the Nasdaq Stock Market's National Market is set forth on the front cover of this prospectus.

Dividends

   We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant. In addition, our current financing arrangements effectively prohibit us from paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our total cash, cash equivalents and short-term investments and capitalization as of December 31, 1999:

    . on an actual basis

    . on a pro forma basis to reflect the net proceeds received from the sale of our 2000 notes in January 2000 as if the sale had occurred on December 31, 1999 and

    . on a pro forma, as adjusted basis to reflect the net proceeds received from the sale of our 2000 notes in January 2000 and the sale of shares of common stock by Focal in this offering, assuming an
      offering price of $      per share, as if these transactions had
      occurred on December 31, 1999.

You should read the information in this table in conjunction with our Consolidated Financial Statements and the accompanying notes incorporated by reference in this prospectus. See also "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Where You Can Find More Information."


                                                   As of December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                    (Dollars in thousands,
                                                    except share amounts)
Total cash, cash equivalents and short-term
 investments................................... $188,142  $453,886    $
                                                ========  ========    ========
Long-term debt, including current portion:
  12.125% Senior discount notes due 2008, net
   of unamortized discount of $83,184 at
   December 31, 1999........................... $186,816  $186,816    $186,816
  11.875% Senior notes due 2010, net of
   unamortized discount of $1,980 at December
   31, 1999....................................      --    273,020     273,020
  Secured equipment term loan..................   44,214    44,214      44,214
  Obligation under capital lease...............   21,994    21,994      21,994
  Other........................................      762       762         762
                                                --------  --------    --------
    Total long-term debt.......................  253,786   526,806     526,806
                                                --------  --------    --------
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000
   shares authorized and no shares issued and
   outstanding.................................      --        --          --
  Common stock, $.01 par value; 100,000,000
   shares authorized and 60,748,981, 60,748,981
   and 64,748,981 shares issued and outstanding
   actual, pro forma and pro forma as adjusted,
   respectively................................      607       607         647
  Additional paid-in capital...................  177,535   177,535
  Deferred compensation........................   (1,919)   (1,919)     (1,919)
  Accumulated deficit..........................  (33,736)  (33,736)    (33,736)
                                                --------  --------    --------
    Total stockholders' equity.................  142,487   142,487
                                                --------  --------    --------
      Total capitalization..................... $396,273  $669,293    $
                                                ========  ========    ========

                                    DILUTION

   The net tangible book value of our common stock as of December 31, 1999 was $142.5 million or approximately $2.35 per share. Net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by the number of shares of common stock outstanding.

   Net tangible book value dilution per share represents the difference between the following:

  (1) the amount paid per share by purchasers of common stock in the offering

  (2) the adjusted net tangible book value per share of purchasers of common stock in the offering immediately after completion of the offering

   After giving effect to our sale of 4,000,000 shares of common stock in this offering, our adjusted net tangible book value as of December 31, 1999, based
on an assumed offering price of $       per share, would have been $       or
$       per share of common stock. This represents an immediate increase in net
tangible book value of $       per share to existing stockholders and an
immediate dilution of net tangible book value of $       per share to you. The
following table illustrates this dilution:

   Assumed public offering price per share of common stock.............  $
   Net tangible book value per share of common stock as of December 31,
    1999...............................................................     2.35
   Net increase in net tangible book value per share of common stock attributable to this offering......................................
                                                                         -------
   Pro forma net tangible book value per share as of December 31, 1999 after giving effect to the offering................................
                                                                         -------
   Immediate dilution per share to new investors.......................  $
                                                                         =======

   The table below summarizes on a pro forma basis as of December 31, 1999,
based on an assumed offering price of $       per share, the difference between
our existing stockholders and the new investors in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid.

                                                       Total
                                Shares Purchased   Consideration
                               ------------------ ---------------- Average Price
                                 Number   Percent  Amount  Percent   per Share
                               ---------- ------- -------- ------- -------------
                                                      (Dollars in thousands,
                                                        except share data)
Existing stockholders......... 60,748,981  93.8%  $164,662     %       $2.71
New investors.................  4,000,000   6.2
                               ----------  ----   --------  ----       -----
  Total....................... 64,748,981   100%  $            %       $
                               ==========  ====   ========  ====       =====

   The tables above assume no exercise of outstanding options. As of April 3, 2000, there were 7,787,257 shares of common stock reserved for issuance upon exercise of outstanding options at a weighted average exercise price of $11.27 per share. The tables above also assume no exercise of the underwriters' over-allotment option. To the extent that any shares are issued in connection with outstanding options or the underwriters' over-allotment option, you will experience further dilution. See "Underwriting."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


   The information in the following table is based on historical financial information included in our prior filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 1999. The following selected consolidated financial and operating data should be read in connection with this historical financial information, including the notes that accompany the financial information. This historical financial information is considered a part of this document. See "Where You Can Find More Information." Our audited historical financial statements as of December 31, 1999 and 1998, and for each of the three years ended December 31, 1999 were audited by Arthur Andersen LLP, independent public accountants. You should not assume that the results of operations below are indicative of the financial results we can achieve in the future. You should also read the information in this table in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the other financial data appearing elsewhere in this prospectus.

                              Period From
                            Commencement of
                              Operations         Years Ended December 31,
                           (May 31, 1996) to ----------------------------------
                           December 31, 1996    1997        1998        1999
                           ----------------- ----------  ----------  ----------
                               (Dollars in thousands, except share data)
Statement of Operations
 Data:
Revenues.................      $     --      $    4,024  $   43,532  $  126,861
Expenses:
  Customer service and
   network operations....            --           2,155      15,284      70,910
  Selling, general and
   administrative........            422          2,887      12,210      32,486
  Depreciation and
   amortization..........              1            616       6,671      23,763
  Non-cash compensation
   expense...............            108          1,300       3,070       7,186
                               ---------     ----------  ----------  ----------
Operating income (loss)..           (531)        (2,934)      6,297      (7,484)
Other income (expense),
 net.....................             17             68      (9,606)    (14,302)
Provision for income
 taxes...................            --             --       (4,660)       (600)
Accretion to redemption
 value of Class A common
 stock...................            --            (104)        --          --
                               ---------     ----------  ----------  ----------
Net loss applicable to
 common stockholders.....      $    (514)    $   (2,970) $   (7,969) $  (22,386)
                               =========     ==========  ==========  ==========
Basic net loss per share.      $   (0.06)    $    (0.07) $    (0.18) $    (0.45)
                               =========     ==========  ==========  ==========
Diluted net loss per
 share...................      $   (0.06)    $    (0.07) $    (0.18) $    (0.45)
                               =========     ==========  ==========  ==========
Basic weighted average
 common stock
 outstanding.............      8,498,000     42,186,500  43,763,000  50,066,315
                               =========     ==========  ==========  ==========
Diluted weighted average
 common stock
 outstanding.............      8,498,000     42,186,500  43,763,000  50,066,315
                               =========     ==========  ==========  ==========
Other Financial Data:
EBITDA...................      $    (422)    $   (1,018) $   16,038  $   23,465
Capital expenditures.....             82         11,655      64,229     128,550
Summary Cash Flow Data:
Net cash provided by
 (used in) operating
 activities..............      $    (153)    $   (1,634) $   22,507  $   18,549
Net cash used in
 investing activities....            (82)       (11,655)    (72,189)   (130,590)
Net cash provided by
 financing activities....          4,025         11,756     173,466     164,142
Operating Data:
Access lines in service..            --           7,394      52,011     181,103
Minutes of use
 (millions)..............            --             282       3,568      13,362

                                             As of December 31,
                                -----------------------------------------------
                                                                       1999
                                                                   (Pro Forma
                                 1996    1997      1998     1999   As Adjusted)
                                ------  -------  -------- -------- ------------
                                           (Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 short-term investments........ $3,790  $ 2,257  $134,001 $188,142   $
Current assets.................  3,807    4,738   144,637  219,932
Fixed assets, net..............     81   11,177    69,973  196,301    196,301
Total assets...................  3,888   15,915   219,574  420,986
Long-term debt, including
 current portion...............    --     3,537   185,296  253,786    526,806
Total stockholders' equity
 (deficit).....................   (405)  (2,075)   19,328  142,487

   You should not assume that the results of operations above are indicative of the financial results we can achieve in the future. You should also keep the following matters in mind when you read this information:

  . Non-cash compensation expense consists of:

    --charges totaling $0.1 million for 1996, $1.3 million for each of 1997 and 1998, and $2.5 million for 1999, which resulted from the vesting over time of shares of common stock issued to some of our executive officers in November 1996

    --charges of $1.8 million and $0.3 million for 1998 and 1999, respectively, which resulted from the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendment of vesting agreements with some of our executive officers

    --charges of $4.4 million for 1999, which resulted from our 1999 stock option grants to employees, directors and an outside consultant, and common stock issued to a director

  . EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-cash charges, including non-cash compensation expense. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss applicable to common stockholders as an indicator of our operating performance or to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable to similarly titled measures for other companies.

  . We count access lines as of the end of the period indicated and on a one-for-one basis using DS-0 equivalents.

  . The "Pro Forma As Adjusted" column in the balance sheet data table reflects the sale of the shares of common stock offered by this
    prospectus (assuming an offering price of $    per share) and the sale of
    our 2000 notes, completed in January 2000, which resulted in our receipt
    of net proceeds of $      million and $265.7 million, respectively, as if
    these transactions had been consummated on December 31, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

   General. We provide data, voice and colocation services to large, communications-intensive users in major cities. We began operations in 1996 and initiated service first in May 1997. As of December 31, 1999, we offered service in a total of 16 markets, which encompass a total of 40 metropolitan statistical areas, or MSAs, and plan to serve 24 markets, or 56 MSAs, by the end of 2001. As of February 29, 2000, we had sold 270,000 access lines, of which 215,565 were installed and in service. During 2000, we estimate that we will install over 225,000 additional access lines as our existing markets continue to mature and as we launch service in additional new markets. We also intend to launch our DSL and managed high-speed Internet access, colocation and peering services during 2000.

   Our operating results are expected to change during 2000 as a result of several trends in our business and in the regulatory environment. First, we anticipate that the mix of lines we sell will shift from being dominated by ISP customer lines to being more evenly balanced among ISP, corporate and VAR customer lines due to expanded marketing efforts. Second, we expect our revenues from, and margin on, ISP lines to decline due to the impact of regulatory developments on the potential collection of reciprocal compensation in certain markets and the renegotiation of our interconnection agreements in each state in which we operate, as described below. In connection with these trends, we intend to emphasize the sale of new products that leverage our network to maximize revenues per line and operating margins. We expect these products to include high-speed access to the Internet and LANs connected via DSL technology, as well as managed high-speed Internet access, colocation and peering services, which will be made possible by our planned Focal Internet eXchanges, or FIXs. Third, we expect our continued expansion to result in continued negative operating cash flows and operating losses for a period of time. We expect to again produce positive operating cash flows during the second half of 2001 once these trends stabilize and operating activities in our newer markets are established and mature. If, however, these trends do not stabilize or our operating activities are not established or do not mature as expected, we may continue to sustain negative operating cash flows and net losses.

   Revenues. Our revenues are comprised of monthly recurring charges, usage charges and initial, non-recurring charges. Monthly recurring charges include the fees paid by our customers for lines in service, additional features on those lines, and colocation space. Monthly recurring charges are derived only from end-user customers. Usage charges consist of fees paid by end-users for each call made, fees paid by the ILEC and other CLECs as reciprocal compensation, and access charges paid by the IXCs for long distance traffic that we originate and terminate. Non-recurring revenues are typically derived from fees charged to install new customer lines.

   We earn reciprocal compensation revenues for calls made by customers of another local exchange carrier to our customers. Conversely, we incur reciprocal compensation expense to other local exchange carriers for calls by our customers to their customers. Reciprocal compensation has historically been a significant component of our total revenue due to the preponderance of inbound applications utilized by our customers. On July 1, 1999, we began excluding certain reciprocal compensation revenues generated from our operations in a number of states where recent regulatory developments have impeded the potential collection of reciprocal compensation receivables in those states. Reciprocal compensation represented approximately 81%, 75%, 55% and 36% of total revenues for 1997, 1998, 1999 and December of 1999, respectively.

   We expect the proportion of revenues represented by reciprocal compensation to modestly decrease in the future as a result of the expiration and subsequent renegotiation of our existing interconnection agreements with the ILECs and the impact of recent and future regulatory developments. The most significant impact of the reduction in reciprocal compensation occurred on October 28, 1999, when our existing interconnection agreement with Ameritech Illinois expired. As of December 31, 1999, revenues from reciprocal compensation are being recognized at an effective average rate of $.0025 per minute of use on a company-wide basis. While per minute of use rates may decline further, we believe that any decline will be modest. See "Business-- Regulation." We expect to generate additional revenues from other services that will offset this anticipated decrease in reciprocal compensation revenues. A reduction in or elimination of reciprocal compensation revenues that are not offset by increases in other revenues generated by us could have a material adverse effect on us and our results of operations. See "Business--Regulation."

   Operating Expenses. Our operating expenses are categorized as customer service and network operations, selling, general and administrative, depreciation and amortization, and non-cash compensation expense. Settlement costs are a significant portion of customer service and network operations expense and are comprised of leased transport charges and reciprocal compensation payments. Leased transport charges are the lease payments we make for the use of fiber transport facilities connecting our customers to our switches and for our connection to the ILECs' and other CLECs' networks. Our strategy of initially leasing rather than building our own fiber transport facilities has resulted in our cost of service being a significant component of total costs. To date, we have been successful in negotiating lease agreements that match the duration of our customer contracts, thereby allowing us to avoid the risk of incurring expenses associated with transport facilities that are not being used by revenue generating customers.

   Historically, leasing rather than building our transport network has resulted in capital expenditures which we believe are lower than those of CLECs of similar size that own their fiber networks. Our capital expenditures have been driven by customer service demands and projected near-term revenue streams from our established markets. In addition, we believe that the percentage of these "success-based" capital expenditures is higher than those of fiber-based CLECs. In contrast, we incur operating expenses for leased facilities that are proportionately higher than those incurred by fiber-based CLECs.

   In the second quarter of 1999, we entered into a number of agreements to own fiber transport capacity as well as lease transport facilities for combined minimum commitments of $98.6 million through December 2004 and $42.6 million from January 2005 through June 2019. These commitments will result in increased operating expenses for future periods, which we believe should be more than offset by future revenues associated with new services made possible, in part, by these agreements. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000.

   Other customer service and network operations expense consists of the costs of operating our network and the costs of providing customer care activities. Major components include wages, rent, power, equipment maintenance, supplies and contract employees.

   Selling, general and administrative expense ("SG&A") consists of sales force compensation and promotional expenses as well as the cost of corporate activities related to regulatory, finance, human resources, legal, executive and other administrative activities. We expect our SG&A to be lower as a percentage of revenue than that of our competitors because we have relatively high sales productivity associated with our strategy of serving communications-intensive customers. These customers generally utilize a large number of switched access lines relative to the average business customer, resulting in more revenue per sale. Further, fewer sales representatives are required to service the relatively smaller number of communications-intensive customers in a given region.

   We record monthly non-cash compensation expense related to shares issued to some of our executive officers in November 1996, in connection with the September 30, 1998 amendments to vesting agreements with some of our executive officers, in connection with stock options granted to employees, an outside consultant, and directors during 1999 and shares issued to a director during the first quarter of 1999. We will continue to record non-cash compensation expense in future periods relating to these events through the third quarter of 2003. See the notes to our Consolidated Financial Statements that are incorporated by reference in this prospectus.

Quarterly Results
   The following table sets forth unaudited financial, operating and statistical data for each of the specified quarters of 1999 and 1998. The unaudited quarterly financial information has been prepared on the same basis as our Consolidated Financial Statements, which are incorporated by reference in this prospectus, and, in our opinion, contains all normal recurring adjustments necessary to fairly state this information. The operating results for any quarter are not necessarily indicative of results for any future period.

                                  1998                  1999
                                 -------  -------------------------------------
                                 Fourth    First   Second      Third    Fourth
                                 Quarter  Quarter  Quarter    Quarter  Quarter
                                 -------  -------  -------    -------  --------
Revenues.......................  $17,596  $26,004  $30,327    $34,484   $36,046
EBITDA.........................   $6,393   $9,968   $8,422     $5,783     $(708)
Lines Sold to Date.............   68,184   85,329  133,536    169,122   237,167
Lines Installed to Date........   52,011   70,572  106,749    137,033   181,103
Estimated ISP Lines (% of
 installed lines)..............       71%      71%      72%        72%       72%
Lines on Switch (%)............      100%     100%     100%       100%      100%
ILEC Central Offices
 Interconnected................      340      443      771        948     1,209
ILEC Central Office Colocations
 in Service or Under
 Development...................      --        23       58        201       221
Average Monthly Revenue Per
 Line..........................     $138     $141     $114        $94       $76
Quarterly Minutes of use
 switched (in millions)........    1,444    2,033    2,657      3,514     5,158
Markets in Operation...........       10       12       13         14        16
MSAs Served....................       29       31       34         38        40
Switches Operational...........        6        7        9         10        12
Focal Customer Colocation Space
 in Service (Sq. Ft.)..........   23,302   29,282   41,081     53,478    70,105
Capital Expenditures ($ in
 millions).....................      $21      $24      $57(1)     $34       $34
Employees......................      233      312      418        478       592
Sales Force (2)................       47       65       93        105       116

--------
(1) Includes approximately $21 million of assets acquired under a capital lease during the second quarter of 1999.
(2) Quota bearing sales professionals. Does not include sales engineers or customers support personnel.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Our total revenues for the year ended 1999 were $126.9 million compared to $43.5 million for the year ended 1998. This increase of 192% is primarily due to the generation of revenues from numerous markets during 1999 compared to revenues from primarily two markets, Chicago and New York, in the comparable period of 1998. We installed approximately 129,000 access lines during 1999, which exceeded the lines installed in the comparable period of 1998 by approximately 187% or 84,000 lines. Customer service and network operations expense was $70.9 million for 1999 and $15.3 million for 1998. This $55.6 million increase resulted primarily from our rapid expansion into an additional six new markets during 1999 and the related increase in operational costs associated with the growth of our existing markets. SG&A expense increased by $20.3 million to $32.5 million for 1999 as a result of our planned expansion. In addition, our overall customer service, network operations, and SG&A expenses increased from 1998 to 1999 due to a corresponding increase in our employee base by 359 employees, to 592 employees, as of December 31, 1999.

   Depreciation and amortization increased from $6.7 million to $23.8 million in the comparative year to year periods. This increase of $17.1 million is a result of our 1999 expansion into six new markets and due to our fixed asset base increase for our existing markets. Our 1999 capital expenditures of approximately $128.6 million (excluding $21.0 million of assets acquired under capital lease) were $64.4 million greater than that of the comparable period of 1998. Non-cash compensation expense was $7.2 million for the year ended December 31, 1999 compared to $3.1 million for comparable period in 1998. This $4.1 million increase in non-cash compensation expense is the result of September 30, 1998 amendments of vesting agreements with some of our executive officers, stock options granted to employees, an outside consultant and directors during 1999, and stock issued to a director during the first quarter of 1999.

   Interest income was $7.9 million and $6.5 million for the years ended 1999 and 1998, respectively. This increase of $1.4 million is primarily due to our cash, cash equivalents, and short-term investments increasing from $134.0 million at the end of 1998 to $188.1 million at the end of 1999. This increase is the result of our net proceeds of approximately $137 million raised in our August 1999 initial public offering. Interest expense increased from $16.1 million during 1998 to $21.6 million for 1999. This net increase of $5.5 million is due to an additional $4.6 million of amortization of our outstanding senior discount notes, $3.4 million of interest expense on our secured equipment term loan, and $1.1 million of non-cash interest expense relating to our capital lease obligation for dark fiber transport capacity. This increase of $9.1 million was partially offset by approximately $3.6 million of interest capitalized during 1999 in connection with the construction of our major facilities and networks.

   We incurred U.S. income tax expense of $0.6 million for the year ended 1999 compared to $4.7 million in the same period of 1998. This decrease of $4.1 million in our tax expense between years is primarily due to the $18.5 million of additional pre-tax losses incurred during 1999 and the realization of a net operating loss at the end of 1999. We are obligated to pay federal and state income taxes due to the application of the alternative minimum tax.

   We had a net loss of $22.4 million for 1999 compared to a net loss of $8.0 million in 1998. This $14.4 million of additional losses in 1999 is a direct result of an increase in costs related to our planned expansion to 16 markets at the end of 1999, an additional $5.5 million of net interest expense, and an additional $4.1 million in non-cash compensation expense.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Total revenues for 1998 were $43.5 million compared to $4.0 million for 1997. The significant increase is due to the rapid growth in our Chicago and New York markets during 1998 and the fact that service was first initiated in Chicago in May 1997. Customer service and network operations expense was $15.3 million in 1998 compared to $2.2 million during 1997. The increase resulted from our rapid expansion and the related costs of leased facilities, usage settlements, customer care and operations personnel, equipment maintenance and other operating expenses. Selling, general and administrative expense also increased from $2.9 million for 1997 to $12.2 million for 1998 due to our expansion. Similarly, depreciation and amortization increased from $0.6 million in 1997 to $6.7 million in 1998 as a result of a significant increase in the level of fixed assets put into service. Non-cash compensation expense associated with the vesting over time of shares of common stock issued to some of our executive officers in November 1996, and the vesting and cancellation of shares of common stock in connection with the September 30, 1998 amendments to vesting agreements with some of our executive officers, was $3.1 million for 1998 compared to $1.3 million for 1997. The increase of $1.8 million is due to the September 30, 1998 amendment to these vesting agreements.

   Interest income increased from $0.2 million in 1997 to $6.5 million for 1998 due primarily to the investment of the proceeds received in February 1998 from the sale of the 1998 notes. Interest expense for 1998 was $16.1 million compared to $0.1 million for 1997. The increase is primarily due to the amortization of the discount on the 1998 notes.

 Year Ended December 31, 1997 Compared to Seven-Month Period Ended December 31, 1996

   We had total revenues of $4.0 million in 1997. We had no revenues in 1996. The increase was due to the recording of our first revenue during May 1997. Prior to May 1997, we incurred start-up and operating expenses in advance of revenue as we prepared to launch our network services in the Chicago market. Customer service and network operations expense increased from zero in 1996 to $2.2 million in 1997. There were no customer service or network activities during 1996. Such activities began as we initiated construction of our first network in January 1997 and as we began to provide service in May 1997. Selling, general and administrative expense increased from $0.4 million in 1996 to $2.9 million in 1997, largely due to a rapid increase in sales and administrative personnel in 1997. Depreciation and amortization increased from near zero in 1996 to $0.6 million in 1997 due to the increase in assets put into service during 1997. Non-cash compensation expense associated with certain shares issued to some of our executive officers in November 1996 increased from $0.1 million in 1996 to $1.3 million in 1997 based on a full year's impact of this expense during 1997 as compared to one month of non-cash compensation expense during 1996.

   Interest income increased from $0.02 million in 1996 to $0.2 million in 1997 as a result of significantly greater cash balances we maintained after receiving additional equity contributions during 1997. Interest expense was $0.1 million in 1997 due to debt financing incurred by one of our subsidiaries. We did not have any interest expense during 1996.

Liquidity and Capital Resources

   We intend to continue to increase our coverage of major U.S. cities by expanding our services to two additional markets in 2000 and four additional markets in 2001. Our business plan will require that we expand our existing networks and services, deploy our own fiber capacity in a majority of our markets, construct our Focal Internet eXchange sites and expanded colocation centers, and fund our initial operating losses. We will require significant capital to fund the purchase and installation of voice and data switches, routers, equipment, infrastructure and fiber facilities and/or long-term rights to use fiber transport capacity. The implementation of this plan requires significant capital expenditures, a substantial portion of which will be incurred before significant related revenues from our new markets and new services are expected to be realized. These expenditures, together with associated early operating expenses, may result in our having substantial negative operating cash flow and substantial net operating losses for the foreseeable future, including 2000 and 2001. Although we believe that our cost estimates and the scope and timing of our build-out are reasonable, we cannot assure you that actual costs or the timing of the expenditures, or that the scope and timing of our build-out, will be consistent with current estimates.

   Our capital expenditures were approximately $128.6 million (excluding $21.0 million of assets acquired under capital lease) in 1999 compared to $64.2 million in 1998, primarily reflecting capital spending for the build-out of our markets. We estimate that our capital expenditures in connection with our current business plan will be approximately $300 million for 2000 and approximately $305 million for 2001. The 2000 capital expenditures are expected to be made primarily for the build-out of additional markets, the expansion of our existing markets, the roll-out of new services, including managed high-speed Internet access, colocation and peering services, and the purchase of local dark fiber transport capacity in a majority of our markets.

   Our expectations of our future capital requirements and cash flows from operations are based on current estimates. If our plans or assumptions change or prove to be inaccurate, we may be required to seek additional sources of capital or seek additional capital sooner than currently anticipated. We may also choose to raise additional capital to take advantage of favorable conditions in the capital markets. See "Risk Factors--Significant Capital Requirements" and "--Substantial Debt."

   Net cash provided by operating activities for 1999 was $18.5 million, a decrease of $4.0 million from the same period in 1998. This decrease is primarily the result of a $17.1 million increase in depreciation and amortization, a $4.1 million increase in non-cash compensation expense, and an additional $4.6 million of amortization of our 1998 notes, which was offset by additional net losses of $14.4 million and the increase in our 1999 accounts receivable, which exceeded 1998 by approximately $16.4 million. Net cash used in operating activities was $1.6 million for 1997, and net cash provided by operations was $22.5 million in 1998, an increase of $24.1 million from 1997. This increase was primarily due to an increase in non-cash reconciling items for depreciation and amortization, non-cash compensation expense, amortization of discount on the 1998 notes and an increase in accounts payable and accrued liabilities.

   Net cash used in investing activities was $130.6 million for 1999 compared to $72.2 million in 1998. This increase of $58.4 million is primarily the result of our 1999 expansion into six new markets and the continued expansion of our existing markets. Our capital expenditures of $128.6 million in 1999 exceeded 1998 by $64.4 million. Short-term investments primarily consist of debt securities, which typically mature between three months and one year. Net cash used in investing activities was $72.2 million for 1998 and $11.7 million for 1997. The increase of $60.5 million from 1997 represents a $52.6 million increase in capital expenditures due to our 1998 expansion into new markets and the purchase of short-term investments of $8.0 million. Short-term investments primarily consist of debt securities, which typically mature between three months and one year.

   Net cash provided by financing activities for 1999 was $164.1 million, a decrease of $9.3 million from 1998. This decrease is primarily the net result of our debt and equity proceeds between comparable periods. Net cash provided by financing activities consisted of $173.5 million in 1998 and $11.8 million in 1997. The increase of $161.7 million from 1997 to 1998 was mainly the result of net proceeds from our 1998 notes offering of $143.9 million after $6.1 million in issuance costs and $19.2 million in borrowings under a secured equipment term loan facility (the "Credit Agreement") during 1998.

   The Credit Agreement provides that NTFC Capital Corporation will make term loans to us solely for the purchase of telecommunications equipment and related software licenses. To secure the loans, we have granted NTFC a security interest in the assets acquired with the loans. Loans must be repaid over a five-year period from the date of the borrowing. Principal and interest payments are due monthly, and interest accrues based on the five-year swap rate, plus additional basis points. Interest will accrue at a lower rate if we meet specified financial tests. As of December 31, 1999, there were no borrowings available to us under this facility and we had $44.2 million outstanding under this term loan facility.

   We have historically incurred net losses and have an accumulated deficit of $33.7 million and $11.3 million as of December 31, 1999 and 1998, respectively. We funded a large portion of our operating losses and capital expenditures through the offering of our 1998 notes, the August 1999 equity offering, the January 2000 offering of our 2000 notes and other financings. On February 18, 1998, we received $150 million in gross proceeds from the sale of the 1998 notes. The 1998 notes will accrete to an aggregate stated principal amount of $270 million by February 15, 2003. As of December 31, 1999, the principal amount of the 1998 notes had accreted to approximately $186.8 million. No interest is payable on the 1998 notes prior to August 15, 2003. Thereafter, cash interest will be payable semiannually on August 15 and February 15 of each year. During August 1999, we raised net proceeds of approximately $137 million in our initial public offering in which we sold 11,442,500 shares of our common stock at a price of $13 per share, which includes the underwriters' exercise of their over-allotment option to purchase 1,492,500 common shares at $13 per share.

   On January 12, 2000, we received approximately $265.7 million in net proceeds from the issue of our 2000 notes. The 2000 notes interest payment dates are July 15 and January 15, commencing July 15, 2000. The net proceeds from the sale of the 2000 notes, together with the net proceeds of this offering, amounts available from our existing cash balances and future cash flow from ongoing operations, will be used to finance the cost to acquire equipment and network assets, to fund operating losses, for working capital and potential acquisitions and for general corporate purposes. In addition, we may choose to obtain future debt or equity financing to fund additional new products and services.

   Prior to these financings, a substantial portion of our funding needs was met through the private sale of equity securities. In November 1996, we entered into a stock purchase agreement that provided for the contribution over time of approximately $26.1 million of equity funding by a group of investors. As of February 13, 1998, we had received the entire $26.1 million. In addition, in 1997, our Illinois subsidiary borrowed approximately $3.5 million under a bank credit facility. We used a portion of the net proceeds from the issuance of the 1998 notes to repay this indebtedness and cancel this facility.

Year 2000 Compliance

   We did not experience any significant malfunctions or errors in our operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, we do not expect any significant impact to our on-going business as a result of the "Year 2000 issue." However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with billing, payroll or financial closings at month, quarterly or year end. We believe that any such problems are likely to be minor and correctable. In addition, we could still be negatively impacted if our customers or suppliers are adversely affected by the Year 2000 or similar issues. We are not currently aware of any significant Year 2000 or similar problems that have arisen for our customers and suppliers. We spent a total of $0.3 million on Year 2000 readiness efforts in 1998 and 1999. All of these costs were expensed as they were incurred.

   The discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements. Our future performance is subject to a number of risks and uncertainties that could cause actual results to differ substantially from those discussed in these forward-looking statements. Factors that could impact the variability of future results include those described under "Information Regarding Forward-Looking Statements."

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to minimal market risks. We manage sensitivity of our results of operations to these risks by maintaining a conservative investment portfolio, which primarily consists of debt securities, typically maturing within one year, and entering into long-term debt obligations with appropriate pricing and terms. We do not hold or issue derivative, derivative commodity or other financial instruments for trading purposes. Financial instruments held for other than trading purposes do not impose a material market risk on us.

   We are exposed to interest rate risk, as additional debt financing is periodically needed due to the large operating losses and capital expenditures associated with establishing and expanding our network coverage. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

   While all of our long-term debt bears fixed interest rates, the fair market value of our fixed rate long-term debt is sensitive to changes in interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed long-term debt obligations. The table below provides additional information about our 1998 notes. For additional information about our long-term debt obligations, see our Consolidated Financial Statements and accompanying notes incorporated by reference in this prospectus.

                    As of December 31, 1999
              ------------------------------------
                                          Average
                  Expected                Interest
                  Maturity     Fixed Debt   Rate
              ---------------- ---------- --------
                                (Dollars
                                   in
                               thousands)
                    1999        $  --        --
                    2000           --        --
                    2001           --        --
                    2002           --        --
                    2003           --        --
                 Thereafter      270,000   12.125%
                                --------   ------
                                $270,000   12.125%
                                ========   ======
              Fair Market
               Value            $176,850
                                ========

                                    BUSINESS

Introduction

   We are a rapidly growing competitive provider of integrated communications services. We provide data, voice and colocation services to large, communications-intensive users in major cities. Our target customers include large corporations, ISPs and VARs. We began operations in 1996, initiated service first in May 1997 and currently offer service in the following 18 markets:

      Chicago                    New York         Seattle
      San Francisco              Los Angeles      Philadelphia
      Orange County, California  Boston           Oakland
      Washington, DC             Dallas           Northern Virginia
      Detroit                    Fort Worth       Northern New Jersey
      San Jose                   Atlanta          Houston



   As part of our previously announced expansion, we plan to provide service in Minneapolis and Cleveland by September 30, 2000. Due to the success we have experienced in our existing markets, we have decided to expand our geographic footprint to include four additional markets by September 30, 2001. When we complete our planned expansion, we will provide service in 24 markets, encompassing a total of 56 metropolitan statistical areas. As of February 29, 2000, we had sold 270,000 access lines, of which 215,565 were installed and in service. This compares to 237,167 lines sold and 181,103 lines installed and in service as of December 31, 1999 and 85,329 lines sold and 70,572 lines installed and in service as of March 31, 1999.

   In response to market demand for faster, more reliable solutions to Internet connectivity, we have launched a new data services business. We have hired an Internet industry veteran to lead a dedicated team of employees to build this business. Our new suite of services, which we expect to roll-out during the third quarter of 2000, will include:

  . Managed High-Speed Internet Access--We intend to provide our customers with reliable, direct access to multiple Tier-1 Internet backbones with private peering relationships that avoid highly-congested public access points . We believe this service will alleviate many of the latency, packet-loss and reliability problems associated with the Internet.

  . Colocation Services--We intend to leverage our existing and planned colocation facilities by leasing space to those customers that need to reach our high concentration of end-users.

  . Private Peering Services--We intend to offer private peering services to enable ISPs, content providers and application service providers to exchange traffic at our peering points, thereby avoiding the congestion at public interconnection points.

   We will offer these data services by creating FIXs in each of our existing and planned switching and colocation sites in 24 major U.S. markets. Our FIXs, based on a redundant switch and router platform, will be IP-enabled meeting points for both Internet users and content and application service providers. We believe content and application service providers will value our proximity to end-users, which results from our substantial role as a provider of Internet dial-up facilities.

   We currently provide dial-up access services to approximately 200 ISPs that use the Focal network to bring traffic to the Internet. We believe that we have been successful at achieving significant penetration in our key markets. For example, we estimate that more than one-third of all dial-up Internet traffic in the Chicago metropolitan area passes through a Focal switching center. End-user dial-up traffic travels through our switching centers, all of which contain colocation space in which many of our customers house their equipment. We believe that this colocation space is of unique value because of its proximity to the end-user. By colocating at a Focal facility, our content and application service provider customers will be at a point closest to the edge of the Internet, resulting in improved connections and faster download speeds. As of March 31,

2000, we had over 110,000 square feet of secure and environmentally-conditioned colocation space available to our customers or under development. As part of our new data services strategy, we plan to expand our colocation space to approximately 500,000 square feet across 36 FIX centers located in our 24 target markets.

   We believe we will have a competitive advantage over other carriers and Internet infrastructure companies due to our:

  . Established relationships with some of the largest corporate, ISP and VAR customers in the nation

  . Network infrastructure, which has been designed with colocation space adjacent to our switching centers

  . Highly reliable network

  . Reputation for quality service and customer care

  . Ability to package switched local service and high-speed data and Internet connections

   In addition to these new data services, we continue to deploy DSL services and a nationwide network based on ATM technology. We believe that by providing a full portfolio of data services, we will better serve the needs of our customers and appeal to a broader market.

   To support our long distance service offerings, we have leased approximately 23,000 DS-3 miles of transport capacity connecting each of our existing and planned markets. Using these facilities, we are developing our nationwide ATM network to carry data and voice traffic. This will allow us to provide virtual private network services for both data and voice. We are currently able to price long distance voice calls that remain on the Focal network as if they were local calls using our FocaLINC service.

   We believe we were the first competitive communications provider to employ the "smart-build" approach to network design. As such, we own and operate our switches, initially lease, rather than own, transport capacity and acquire fiber transport capacity when and where the volume of customer traffic warrants. During 1999, we leased facilities for 100% of our transport requirements. However, we signed agreements with Level 3 Communications and Metromedia Fiber Network Services to acquire a combined minimum of 10,800 fiber miles of our own local fiber transport capacity in many of our markets. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000. By combining leased with owned fiber capacity, we expect to better control these assets and generate stronger operating results.

   We also expect to apply our "smart-build" approach to the design of our Internet services infrastructure. We plan to initially buy Internet transit services from a minimum of three Internet backbone providers in each of our planned markets. This strategy is consistent with the approach we have taken with transport capacity.

   A majority of our revenue is currently derived from the provision of switched data services for our targeted customers. Due to customer demand, in each of our markets we are deploying digital subscriber line, or DSL, nationwide networking using asynchronous transfer mode, or ATM, technology, and a new set of data services, which includes managed high-speed Internet access, content and application hosting and peering services. We believe that by providing these data services, we will appeal to a broader customer base.

Market Potential

   We believe communications-intensive users in large metropolitan markets are inadequately supplied with highly reliable data and voice services. We also believe that these types of users will increasingly demand diversity in communications providers. As a result, we have chosen to initially do business only in large metropolitan markets with a high concentration of communications-intensive customers. We select our target geographical markets using several criteria:

  . Sufficient market size

  . Favorable regulatory environment

  . The existence of multiple fiber transport and Internet backbone providers with extensive networks

   .The existence of, or ability to obtain, attractive interconnection agreements with the ILEC

   We currently offer circuit-switched data and voice services and plan to offer packet-switched data services and high-speed Internet services. We believe the market potential in our target markets for these services is large and rapidly growing. By the end of 2000, we estimate:

  . the addressable market for circuit-switched data and voice services will be $64 billion

  . the addressable market for private line and packet-switched data services will be $11 billion

  . the addressable market for high-speed Internet services, including access and colocation will be $12 billion.

Consequently, we estimate our total market potential within our target markets to be approximately $87 billion by the end of 2000.

 Market for Circuit-Switched Data and Voice Services

   The market potential is large and growing for circuit-switched data and voice services. According to data published by the FCC, these communications services in the U.S. generated 1998 revenues of approximately $165 billion, net of access charges. A market study done by our management estimates that switched services from the business and residential segments in the metropolitan markets we intend to serve by the end of 2000 will generate revenue of approximately $64 billion in 2000.

 Market for Private Line and Packet-Switched Data Services

   According to Frost & Sullivan, the total U.S. market for private line and packet-switched data services will grow at an annual rate of approximately 15% from about $22 billion in 1998 to approximately $44 billion by 2003. The DSL portion of this market in the U.S. is anticipated to grow at an annual rate of approximately 39% over the same period. Much of the growth is expected to result from increased demand for streaming media, e-mail, web hosting services, e-commerce, collaborative workflow and real-time video services and applications. We estimate that the addressable market for private line and packet-switched data services in the metropolitan markets we intend to serve by the end of 2000 will be approximately $11 billion.

 Market for High-Speed Internet Services

   With the advent of high-speed access, the Internet has become a tool for mission-critical business applications and consumer services. Pioneer Consulting predicts that the demand for Internet bandwidth will increase from
0.33 terabits per second in 1999 to 11.9 terabits per second in 2003, creating a market that in 2003 will be $122 billion in revenues, based on our estimates. The market for colocation and peering is also expected to grow along with Internet bandwidth. We approximate that our addressable market for high-speed Internet services, including access, colocation and peering, will be approximately $12 billion for the metropolitan markets we intend to serve by the end of 2000.

   The table below summarizes estimates from our market study regarding our current and planned markets. You should be aware that, with the exception of the "Operational Markets," the launch period shown in the second column is our current estimate of when we will begin providing services in our planned markets. These estimates are subject to change based upon numerous factors, including timely performance by third party suppliers and receipt of required regulatory approvals. You should also be aware that we may choose not to deploy networks in the markets named below. The markets targeted for launch in 2001 are preliminary and each may be replaced by other markets.

                                                               Estimated
                                                         Number of Business and
                                                              Residential
                                       Launch Period    Switched Access Lines(1)
                                    ------------------- ------------------------
                                                             (in thousands)
Operational Markets:
Chicago, IL........................            May 1997           6,014
New York, NY.......................        January 1998           8,567
Philadelphia, PA...................      September 1998           3,117
San Francisco, CA..................      September 1998           1,699
San Jose, CA.......................      September 1998           1,414
Oakland, CA........................      September 1998           1,932
Washington, DC.....................       December 1998           3,412(2)
Northern Virginia..................       December 1998             -- (2)
Los Angeles, CA....................       December 1998           6,937
Orange County, CA..................       December 1998           3,975
Northern New Jersey................        January 1999           5,108
Boston, MA.........................        January 1999           4,082
Detroit, MI........................           June 1999           3,711
Seattle, WA........................      September 1999           2,424
Dallas, TX.........................       December 1999           2,122
Fort Worth, TX.....................       December 1999             963
Atlanta, GA........................          March 2000           2,587
Houston, TX........................          March 2000           2,788
Planned Markets:
Cleveland, OH...................... Second Quarter 2000           1,921
Minneapolis, MN....................  Third Quarter 2000           1,781
Baltimore, MD (3)..................  First Quarter 2001           1,840
Miami, FL (3)...................... Second Quarter 2001           2,098
San Diego, CA (3).................. Second Quarter 2001           1,906
St. Louis, MO (3)..................  Third Quarter 2001           1,747
                                                                 ------
  Total:...........................                              72,145
                                                                 ======

--------
(1) Access line data has been estimated as of December 31, 2000.
(2) Data for Northern Virginia are included in the data for Washington, DC
(3) Represents markets currently under evaluation for 2001. We cannot assure you that we will actually deploy networks in these markets. We may choose to substititue other markets.

Strategy

   Our objective is to become the provider of choice for data, voice and colocation services to large, communications-intensive customers in our target markets. We are responding to the evolving demands of our existing customers and positioning ourselves to provide the high-quality voice and data services that they require. To achieve this objective we intend to:

  . Leverage Strong Customer Relationships--Our customer base includes a substantial number of large corporations, ISPs and VARs, some of which are:

          IBM           Sony             Citigroup             United Airlines
          E*Trade       Merrill Lynch    MindSpring            GTE
          CompuServe    Nortel Networks  Sears                 Internetworking
          OnSite Access Seren InnovationsUniDial CommunicationsMotorola
                                                               Sprint

   We have built strong relationships with these customers. Focal has a reputation for reliable, sophisticated service and superior customer care and support. We operate a robust network in order to meet the demanding requirements of our communications-intensive customers. We also have a sophisticated sales force that works closely with our customers to make sure that their needs are met. We believe that the strength of our existing customer relationships gives us a competitive advantage over other communications services providers who may try to target our customer base. Consequently, we believe we can leverage the relationships we have built with our customers and increase our share of their total communications expenditures by selling them additional services.

  . Expand Service Offerings--We intend to expand our suite of service offerings in response to our customers' demand for sophisticated new services. Our new data services business will offer valuable Internet infrastructure services, including managed, high-speed Internet access, "edge-of-the network" colocation and local Internet peering points. Our Internet access service will offer customers dedicated Internet backbone connectivity that is faster and more reliable than service they can purchase on their own. Due to our proximity to the Internet's end-users, our colocation centers will provide ISPs, content providers and application service providers with a central, convenient colocation facility located close to the "edge" of the network. Finally, as more ISPs, content providers and application service providers colocate with us, we plan to offer local peering services that enable these parties to directly connect with each other at our facilities, thereby avoiding the congestion at public interconnection points. We believe this strategy will allow us to significantly grow our revenues and increase our profitability as we drive additional demand for our existing services, increase the penetration rate of our new services and leverage our existing network, sales and management infrastructure.

  . Design a Capital-Efficient Network--By utilizing the "smart-build" approach to network design we believe we have optimized our return on invested capital. We do this by initially leasing, rather than owning, fiber capacity, concentrating our capital expenditures on switching facilities and information systems and acquiring fiber transport capacity as the volume and demands of our customer traffic warrants. Because of increased customer traffic volume in some of our markets, we began acquiring our own fiber transport capacity in 1999. By continuing to use the "smart-build" approach to network and service deployment, we expect to reduce the time and money required to launch new markets and services, minimize the financial risk associated with underutilized networks and generate revenue and cash flow more quickly. We intend to use this same strategy as we launch our new suite of Internet services.

  . Expand Geographic Coverage--We believe the market potential for Focal's services in markets with high concentrations of communications-intensive users is large and growing. We currently offer services in 18 large metropolitan markets across the United States and intend to aggressively deploy additional facilities in other key markets. As part of our deployment plan, we expect to have a total of 20 markets operational by the end of 2000, and to expand into four additional markets in 2001. We believe the total addressable market for all of our services will amount to $87 billion in revenue in 2000.

  . Maximize Network Utilization--We supplement our direct sales efforts with indirect sales to maximize the utilization of our network assets and systems infrastructure. To achieve this goal we actively utilize our VAR distribution channel. We provide services to VARs, such as managers of multi-dwelling units and companies that market bundled communications services to small- and medium-sized businesses. This enables us to increase the number of access lines served by our networks, driving network utilization. We also intend to pursue ways to maximize utilization rates for our Internet backbone. For example, we plan to sell unused upstream capacity to ISPs, content providers and application service providers as a way to maximize the utilization and efficiency of our network.

Networks

   We have installed Nortel DMS-500 SuperNode digital central office switches in each of our existing markets, and currently plan to deploy similar switches in our additional markets. As we add customers in a market, it has generally been cost-effective for us to use leased fiber transport capacity to connect our customers to our network. We have initially leased local network trunking facilities from the ILECs in each of our markets in order to connect our switches to major ILEC central offices serving our central business district and outlying areas of business concentrations. We have chosen to design our networks using this "smart-build" approach, which involves purchasing and maintaining our own switches while leasing our fiber transport facilities on an as-needed basis. This provides us with added negotiating leverage in obtaining favorable terms from transport providers and allows us to offer our customers both redundancy and diversity. In addition, we have designed our networks to maximize call completion and significantly reduce the likelihood of blocked calls, which helps us satisfy the needs of our high-volume customers. This "smart-build" approach is possible because there are multiple vendors of local fiber transport facilities in each of our large metropolitan markets, both current and planned. Our switch-based, leased transport network architecture has allowed us to:

  . Reduce the time and money required to launch a new market

  . Minimize financial risk associated with under-utilized networks

  . Generate revenue and cash flow more quickly

   We have the flexibility to add or subtract leased local transport capacity on an incremental basis with the addition or loss of customers. We believe that the quantity of existing and planned fiber transport facilities available from numerous carriers will be sufficient to satisfy our need for local leased transport facilities and permit us to obtain these facilities at competitive prices for the foreseeable future. The fiber transport providers in our current and planned markets compete with each other for our business in order to maximize the return on their fixed-asset networks, which enables us to obtain competitive pricing. In addition, because each of our fiber transport capacity providers is a common carrier, they are required to make their transport services available to us on terms no less favorable than those provided to similar customers.

   Although during 1999 we leased 100% of our transport facilities, we believe that it is now economically attractive for us to own a portion of our local transport capacity because of increased volumes of customer traffic between our switches and specific ILEC central offices in some of our markets. We are a party to agreements with Level 3 Communications and Metromedia Fiber Network Services for the acquisition of local fiber transport capacity covering a combined minimum of 10,800 fiber miles.

   Our agreement with Level 3 Communications provides us with an indefeasible right of use, or IRU, for a specified number of fibers being constructed or acquired by Level 3. The IRU in each covered market has a 20-year term and covers a total of approximately 8,300 fiber miles. Under this agreement, we are required to pay fees totaling approximately $18 million, payable in installments based upon the achievement of construction and installation milestones. We activated our own Chicago transport network in February 2000 and expect to activate our remaining transport networks in other markets by the end of 2000. The Level 3 agreement also requires us to pay nominal quarterly operations and maintenance fees based upon the number of fiber route miles covered. Our 20-year agreement with Metromedia Fiber Network Services provides for the long-term lease of a minimum of 2,500 fiber miles of fiber optic capacity for approximately $53 million over the 20-year term. This agreement also gives us the option to lease additional fiber in Metromedia Fiber Network Services' markets for lease payments that decrease according to a sliding scale based on volume.

   We have also employed a "smart-build" approach in developing our inter-city strategy. Initially, we resold long distance transmission service by buying minutes on a wholesale basis. Going forward, we have decided to lease fiber optic transport capacity connecting our switches between each of our existing and planned markets. We will therefore transport our calls from market to market over our own network and terminate the calls either directly at our customer's location or at the ILEC switch. For international calls, we have negotiated agreements with various international carriers for termination of our international calls throughout the world.

   To implement our inter-city network, we have signed agreements with a number of carriers under which we have leased approximately 23,000 DS-3 miles of transport capacity connecting each of our existing and planned markets. This inter-city, DS-3 backbone network will initially be based on time division multiplexing technology. During 2000, we plan to convert the inter-city backbone to ATM technology. We believe the use of ATM switches will provide greater flexibility in creating and managing both data and voice services over the same physical network. We are currently able to price inter-city calls that remain on our network as if they were local calls--a service we call FocaLINC.

   We are a party to a private line service agreement with MCI WorldCom providing for the lease of fiber transport capacity that will be used to connect our existing and planned markets. Under this agreement, we have agreed to pay total charges of at least $70 million for private line services, including existing private lines used within our markets to provide local service. The charges are payable as minimum annual volume commitments of $10 million in the year ended May 3, 2000, $13.2 million in the year ended May 3, 2001 and $15.6 million in each of the years ended May 3, 2002, 2003 and 2004. If we terminate the agreement prior to the end of the term, we are required, with limited exceptions, to pay the difference between the commitment for the relevant year and our actual charge, as well as 50% of the commitment for each remaining year during the term.

   In order to support high-speed access to corporate LANs, we began in 1999 to deploy DSL technology in our key markets. We are obtaining colocation space from the ILECs and installing DSL access multiplexers, or DSLAMs, in colocation cages in ILEC central offices located in densely populated regions. Once installed, the DSLAMs terminate into an ATM switch, which transports high-speed data from end-users to Focal's corporate customers. These customers then manage the flow of this traffic onto their corporate LANs.

   To launch our new data services, which we expect will include managed high-speed Internet access, colocation and peering services, we plan to:

  . Build a new Internet platform, called a Focal Internet eXchange, or FIX, in each of our switch and colocation sites. Each FIX will consist of a state-of-the art, fully-redundant, powerful Internet routing and switching infrastructure that will enable us to provide high quality Internet access services to our customers. The local facilities will be monitored by a centralized data network operations center, staffed 24 hours a day, seven days a week, and supported by trained technical resources in the field.

  . Purchase transit services from a minimum of three Tier-1 backbone providers in each of our planned markets. The transit services will terminate in routers in our FIXs, giving our customers direct access to multiple Internet backbones and allowing them to bypass congested, public interconnection points.

Products and Services

 Data Services

   Existing Services. Focal Virtual Office is designed to allow a corporate customer's employees to dial-in to the corporate customer's local area network using a telephone number in the employee's local calling area. This allows the employee to access the local area network for the price of a local call and enables our corporate customer to avoid the higher cost of maintaining region-wide 800 service for local area network access. In addition, our Virtual Office customers are able to use the Focal Finder(TM) service, an interactive tool placed on the customer's web site that automatically provides a telecommuting employee with the local calling number to be used for server access.

   Focal Multi-Exchange Service, a variant of the Focal Virtual Office service marketed to ISPs, allows an ISP's customers to cost-effectively access the ISP's remote access servers. The combination of the multi-exchange service capacity and our high level of customer care has resulted in strong demand for our Multi-Exchange Service from ISPs.

   We are currently deploying DSL access services to provide high-speed, dedicated access to corporate LANs and the Internet. This service is being marketed to each of our targeted customer segments--large corporations, ISPs and VARs. DSL service is or will be available in a variety of speeds ranging from 144 kilobits per second to up to seven megabits per second. We believe DSL access service is a natural extension of the switched data services that we have provided since inception.

   On July 2, 1999, Focal entered into a five-year Joint Marketing and Service Agreement with Splitrock Services, Inc., subsequently acquired by McLeodUSA Incorporated, a provider of advanced data communications services to ISPs, telecommunications carriers and other businesses. Under this agreement, McLeod agreed to purchase a minimum of 10,000 DSL lines as may be needed by McLeod to provide service to McLeod's wholesale customers or retail end-users in Focal's markets, subject to service availability on a timely basis. Focal also has been granted a right of first refusal to provide DSL service to McLeod within Focal's service territory to the extent McLeod is not providing DSL services over its own network. In turn, McLeod has been granted a right of first refusal to offer specified data communications and network services if Focal itself does not offer these services within the relevant geographic market. The parties have also agreed to cooperate in selected network planning functions.

   With the purchase of our own fiber capacity, we believe we can offer both intra-city and inter-city private line data services at attractive prices. Consequently, we plan to more aggressively market private lines for data applications to new and existing customers.

   We offer our customers the ability to colocate equipment in our switching centers. Equipment colocation benefits the customer by allowing it to inexpensively house its data equipment without having to maintain secure, environmentally controlled space. We also offer them equipment maintenance services. These services are particularly well-suited to our ISP customers, who frequently operate remote access servers and routers in conjunction with our switched services. As of March 31, 2000 we had over 110,000 square feet of customer colocation space available or under development.

   New Services. As overall Internet usage has grown, it has placed tremendous demands on public networks and peering points. As traffic moves from one Internet backbone to another, it passes through a variety of interconnection points. Users frequently complain about delays, lost packets and other deterioration in service at these congested exchange points. At the same time, access speeds available to consumers and businesses continue to increase. New technology and faster modems are accelerating the speed at which users can access the Internet.

   With these greater access speeds and as more and more companies begin to distribute content and applications over the Internet, demand for larger-sized files and more complex applications has increased. As a result, reliable Internet network performance has become essential to businesses and consumers. Erratic performance and lengthy delays, once an acceptable norm, have become unacceptable. For most, this means that fast, reliable and stable delivery of content and applications will become the new standard.

   Our new data services respond to this increased demand for high-speed Internet access and improved Internet content and services delivery. We recently created a new data services business to provide our customers with faster, reliable solutions to Internet connectivity. We expect these services will include managed high-speed Internet access, colocation and peering services. By building on our reputation as a premier provider of local dial-up access services to ISPs, we intend to expand the value proposition to our customers while satisfying their demand for additional Internet services.

   Our managed high-speed Internet access services will be targeted to our corporate and ISP customer segments. We expect that these services will provide high-quality access optimally routed over multiple Tier-1 Internet backbone networks. We will buy Internet transit services from a minimum of three Tier-1 backbone providers, terminating those connections on our routers in our switching centers. We believe that our aggregation of different providers and control over these routers will allow us to provide a higher quality of service than our customers could otherwise afford. The service would allow direct access to the leading global backbones with private peering connections to reach most of the Internet's top destinations, with availability of other backbones in case of a network failure or outage. We expect that this solution will reduce most of the problems, namely packet loss and latency, that slow Internet services today, and will provide faster download speeds and increased reliability.

   We also intend to sell upstream bandwidth in bulk to colocation customers who need to send large amounts of data to the Internet. Since most of our current customers will typically send small files to and receive large files back from the Internet, the remaining "upstream" bandwidth is often unused and can be packaged for customers needing a one-way service. While this is a targeted, niche market, it nonetheless offers us the opportunity to sell, at a small incremental cost, bandwidth that would otherwise be unused.

   Our colocation services will be targeted to customers who need to reach a high concentration of end-users. Following the installation of a FIX, we will be able to offer an enhanced colocation environment to our customers. By colocating in a Focal facility, our colocation customers will have the ability to improve the performance of content and application delivery by situating as close to the edge of the network as possible and reach customers of multiple ISPs from one location. Potential customers for this service include content replication and distribution services, streaming media hosting services, application service providers, unified messaging providers and companies providing downloads of software and other large files.

   We believe that our private peering points will facilitate a more reliable exchange of traffic than is currently available. The current peering option for most of our ISP customers is to exchange traffic at the public exchange points. These public exchange points are major bottlenecks in the transfer of data as congestion causes lost packets and delays. By managing a private peering environment for the exclusive use of our customers, we will be able to facilitate smoother exchanges of Internet traffic.

   While we expect that each of our Internet services will stand on its own, the services are highly complementary. We believe that we will attract colocation customers because we offer convenient access to end-users of multiple ISPs. We believe we will attract ISP and corporate customers not only because of our more reliable connectivity services, but also because of the ready access to content and applications that our customers may host in our facilities.

 Voice Services

   Inbound Services. Our basic, inbound service allows for the completion of calls to a new phone number we supply to our customer. Alternatively, local number portability, or LNP, allows us to provide inbound services using a customer's existing phone number. While LNP is occasionally unavailable and cumbersome to implement, it permits us to serve customers without altering their existing phone numbers. Consequently, we expect LNP to become increasingly useful to us in taking existing business from our primary competitors, the ILECs.

   Direct inward dial service allows inbound calls to reach a particular station on a customer's phone system without operator intervention. We market direct inward dial service to our corporate customers as both a primary and backup service. As a primary service, the customer uses Focal numbers where a new line and number are needed, as when a customer hires a new employee. As a backup service, we can implement an alternative numbering plan for the customer in case the customer's primary service from the ILEC or another CLEC is interrupted.

   Outbound Services. Our basic outbound services allow local and toll calls to be completed within a metropolitan region and long distance calls to be completed worldwide. This direct outward dial service is utilized by end users in several ways. As a primary service, a customer uses Focal as a replacement for the ILEC in placing calls to destinations within the region. In our least cost routing application, a customer can utilize our service in conjunction with its existing ILEC service to route calls using whichever carrier is least expensive for that particular type of call or time of day.

   Other outbound applications include outbound 800 calling and long distance overflow service. In order to encourage customers to use our service, we offer customers an incentive for letting us provide their outbound 800 calls. In the case of long distance overflow service, we act as a backup to the customer's existing long distance carrier in order to optimize the number of direct, special access lines installed from the customer's premises to the long distance carrier's network.

   Our FocaLINC service is designed to price inter-city calls that remain on our network as if they were local calls. This product provides a cost-effective way for our customers in one market to make calls to their offices in other Focal markets.

   All of the services described above are commonly provisioned over a high-speed digital communications circuit called a T-1 facility and interface directly with our customers' private branch exchange or other customer-owned equipment. Direct interfacing averts our need to provide multiplexing equipment, which combines a number of communications paths onto one path, at the customer's location. This is possible due to the high call volume generated by the large communications-intensive customers we target. Our ability to directly interface with existing customer equipment further minimizes our capital investment and maximizes our overall return on capital. We also believe our installation of DSL equipment utilizing HDSL2 technology will allow us to more cost-effectively provision T-1 facilities needed for voice customers. In addition, DSL technology will allow us to reach more customers in areas not currently served by fiber.

 Advanced Services

   CDR Express provides our VAR customers with automated delivery of daily call detail records, or CDRs, via the Internet. This system enables these customers to accurately bill their customers in a secure environment. CDR Express, as well as some other Focal products, are located in Your Domain--a section of our web site specifically dedicated to each customer. Your Domain enables our customers to access their most recent invoices, call detail records and the customer order entry forms. Your Domain is protected by a customer's user name and password. Your Domain can also inform customers of new product offerings being developed by us. Our Form View product, located in Your Domain, allows our customers to download order forms and other important documents through the Internet at their convenience.

   Focal FLOW is an outbound service marketed to VARs that need to be able to switch outbound traffic among multiple long distance or international carriers. We partition our central office switch so VARs can utilize the core switching capability of our equipment at reasonable per minute or per port cost.

Sales and Marketing

   Our primary objective is to satisfy the need for highly reliable communications services for communications-intensive users in the large metropolitan markets in which we operate by providing diverse, reliable and sophisticated services. We believe that we have a competitive advantage in satisfying this need since we are focused on delivering a specific set of innovative services to our target customers.

   Diversity. Focal provides diversity to communications-intensive users by delivering highly reliable, local communications services as an alternative to the ILEC. This type of diversity already exists in other areas of communications services, such as long distance. Communications-intensive customers clearly embrace the benefits of diversity, particularly because redundancy minimizes the effects of facilities failures and maximizes competitive pricing. As a result, most of our target customers typically have multiple long distance providers, multiple equipment vendors and multiple local private-line providers. Because of our focused strategy, we believe that we are uniquely positioned to become the provider of choice for data and voice communications services for large, communications-intensive corporate users, VARs and ISPs. Our focused strategy is based on our ability to deliver the superior level of diverse, reliable and sophisticated services that our customers require.

   Reliability. We provide reliable service to communications-intensive users, who are highly sensitive to the potential effects of facilities failures, by designing our networks around the same theme of diversity that we advocate for our customers. Although local services are perceived as simple, basic services, the delivery of highly reliable, local services requires sophisticated systems. We have engineered our switching and transport networks to meet the demanding traffic and reliability requirements of our target customers. Our network strategy is based on developing and operating a robust, reliable, high-throughput local network relative to the ILECs and other CLECs. Because we are a relatively new entrant to the markets we serve, we must meet or exceed the performance quality of the existing local networks in order to attract communications-intensive users to our networks. Unlike smaller users that tend to pre-qualify vendors based on price, we believe that communications-intensive users choose vendors based on the performance of their networks, and specifically, their reliability. As a result, the design and operation of our network are key success factors in our business development process.

   We conducted extensive research to identify the best hardware for the high-volume users that we serve. As a result of this research, we selected Nortel DMS-500 SuperNode central office switches, which we have engineered to reduce significantly the likelihood of blocked calls and to maximize call completion. As such, our customers are unlikely to find themselves unable to complete or receive calls due to limitations inherent in our switches. We typically connect to a large number of switches in the ILEC's network. As of March 31, 2000, we had connected to a total of 1,447 ILEC switches. We believe this is a competitive advantage because it increases call completion even if a portion of the ILEC's trunking network becomes blocked. We optimize the configuration of our network by implementing overflow routing between the ILEC's network and ours, where available. Because the customer base of the ILECs and other CLECs is not typically as communications-intensive as ours, we specifically engineered our network to accommodate traffic volumes per customer far in excess of that which the ILECs or other CLECs typically experience. We believe that our design is unique among ILECs and CLECs and is attractive to our target customer base of communications-intensive users. In addition, we enhance our reliability by delivering service from our switches to customers over multiple fiber transport systems.

   We have also implemented safeguards in our network design to maximize reliability. The DMS-500 SuperNode switch allows us to distribute customer traffic across multiple bays of equipment, thus minimizing the effects of any customer outage. In addition, these switches were engineered by Nortel Networks with fully redundant processors and memory in the event of a temporary failure. Similarly, we design our FIXs to achieve high levels of reliability by connecting each FIX to at least three Internet backbone providers and by building two levels of redundancy into our switching and routing infrastructure at each FIX. Our disaster prevention strategy includes service from multiple power sources where available, on-site battery backup and diesel generator power at each switching facility to protect against failures of our electrical service.

   Sophistication. Our target customers are knowledgeable, sophisticated buyers of communications services that demand a high level of professionalism throughout a vendor's organization. We believe that the technical sophistication of our management and operations team has been a critical factor in our initial success and will continue to differentiate us from our competitors. Execution of our strategy of penetrating communications-intensive accounts requires a well-experienced team of sales professionals. As a result, attracting and retaining experienced sales professionals is important to our overall success. Our sales professionals' compensation is structured to retain these valuable employees through the grant of stock options and cash compensation incentives based on our revenue and operating cash flow objectives.

   We divide our direct sales force into four groups:

  . The data services group

  . The corporate services group

  . The telecom services group

  . The Internet services group

   The data services group is responsible for selling to information services providers, DSL providers and other data carriers, including ISPs. We are able to offer several innovative services to ISPs, such as environmentally conditioned colocation space, virtually non-blocking switching and transport facilities and firm installation times. Servicing ISPs also maximizes our network utilization by bringing traffic onto our network during periods, such as evenings or weekends, when the network would otherwise be under-utilized.

   The corporate services group is responsible for selling to large corporate users. Our sales strategy for these corporate customers is to complement the customer's service from the ILEC. Our initial sale to a corporate customer typically involves installing incremental lines for specialized inbound services, such as Virtual Office, or replacing only a limited number of outbound lines. After we build the service relationship, we anticipate increasing our overall penetration of the customer's local service. Over a period of time, we hope to dominate a corporate customer's local switched traffic. We emphasize the diversity, reliability and sophistication of our services in order to earn our place as the local provider of choice for our corporate customers.

   The telecom services group markets directly to VARs and other carriers by positioning us as a highly-reliable, responsive and cost-effective source of wholesale local communications services. We believe a wide array of communications service providers, including long distance companies, will seek to provide bundled communications services in the large metropolitan markets we target. We are well-positioned to be the provider of choice for re-bundled local service. Because we do not intend to directly distribute our services to residential or small- and medium-sized business customers, we believe that VARs and other carriers looking to purchase the local service portion of their bundled service offerings are more likely to purchase service from us rather than from other ILECs or CLECs that compete with them.

   The Internet services group will market our managed high-speed Internet access, colocation and peering services to large corporate users, information services providers, VARs, DSL providers and other data carriers, including ISPs. This group will work as an overlay sales team to the data services group, the telecom services group and the corporate services group, leveraging our existing relationships. While our initial customer relationships have been built by our data services, telecom services and corporate services groups, the Internet services group will bring depth and expertise in understanding customer demands related to the Internet and will provide robust solutions to customer issues.

Information Systems

   Superior customer service is critical to achieving our goal of capturing market share. We are continually enhancing our service approach, which utilizes a trained team of customer sales and service representatives to coordinate customer installation, billing and service. Comprehensive support systems are also a critical component of our service delivery. We have installed systems designed to address all aspects of our business, including service order, network provisioning, end-user and carrier billing, and trouble reporting. The efficiency of our operating processes contributes to our ability to rapidly initiate service to new accounts. Our installation desk follows a customer's order, ensuring the installation date is met. Additionally, our customer sales representatives respond to all other customer service inquiries, including billing questions and repair calls.

   We are enhancing our systems and procedures for operations support, order provisioning and other back office systems in order to facilitate and streamline the processing of large order volumes and customer service. These systems are required to enter, schedule, provision and track a customer's order from the point of sale to the installation and testing of service. The existing systems currently employed by most ILECs, CLECs and long distance carriers generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer turnover and significant added expenses due to duplicated efforts and decreased customer satisfaction.

   We are currently using order management software to develop processes that allow us not only to enter customer orders onsite, via computer and/or over the Internet, but also to monitor the status of an order as it progresses through the service initiation process. This software supports the process by which we convert a customer to our network from the local exchange network of an ILEC or other carrier, including circuit design and work flow management.

   Electronic Bonding with ILECs. In an effort to make the initiation of service for a customer more efficient, we and Ameritech Illinois have implemented electronic bonding between our operations support systems. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. We activated electronic bonding with Ameritech in the fourth quarter of 1999.

   Electronic bonding allows us to access data from the ILEC, submit service requests electronically, and more quickly attend to errors in the local service request form because an order is bounced back if the ILEC determines that there is a mistake. As a result, we expect to be able to eventually substantially reduce the time required to switch service to us. Electronic bonding should also enable us to improve our ability to provide better customer care since we will more readily be able to pinpoint problems with a customer's order.

   Electronic Bonding with Customers. We are also working toward the electronic bonding of that portion of the billing process in which we gather customer specific information, including their current service options, and the process of identifying and resolving customer service problems.

   We believe automation of internal processes contributes to the overall success of a service provider and that billing is a critical element of any telephone company's operation. We deliver billing information in a number of media besides paper, including electronic files and Internet inquiry. Our Invoice Domain service allows customers to securely access and view their monthly invoices over the Internet. In addition, this service allows customers to download call detail records. Similarly, our VAR customers can download call records on a daily basis through our secure web site. This allows them to efficiently process invoices for their end-user customers.

Significant Relationships

   We have no customers that accounted for more than 10% of our revenues during the three years ended December 31, 1999.

   Our relationships with Ameritech and Bell Atlantic are mandatory, co-carrier relationships and are not that of a customer and supplier. Nevertheless, Ameritech and Bell Atlantic are shown here due to their contribution to our revenues for the three years ended December 31, 1999. Ameritech Illinois and Bell Atlantic New York accounted for approximately 43% and 20% of our consolidated revenues in 1999, respectively, and 59% and 16% of our consolidated revenues in 1998, respectively. Ameritech Illinois accounted for approximately 81% of our consolidated revenues in 1997. The revenues from these carriers for the three years ended December 31, 1999 are the result of interconnection agreements we have entered into with them relating to the transport and termination of communications traffic. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Regulation" for further discussion regarding reciprocal compensation.

Competition

   Portions of our industry are highly competitive. We face a variety of existing and potential competitors, including:

  . The ILECs in our current and target markets

  . Other voice and data CLECs

  . Long distance carriers

  . Potential market entrants, including cable television companies, VARs, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users

  . Foreign carriers

  . Internet infrastructure companies

   Our primary competitor in each of our existing and planned markets is the ILEC. Examples include BellSouth, Bell Atlantic, U S WEST, SBC (including its subsidiaries Ameritech Illinois and Pacific Bell) and GTE. These ILECs are generally required to file their prices with the state regulatory agencies in their service areas. Any price changes must be reflected in these filings. The ILECs have also generally been given the flexibility to respond to competition with lower pricing. In most cases, proposals for lower pricing must also be filed with the state utility commissions and the pricing must be made available to similarly situated customers. We believe this provides a disincentive for the ILECs to significantly vary or discount prices even in competitive situations. However, as a CLEC, similar obligations apply to us. See "-- Regulation--State Regulation."

   The ILECs offer a wider variety of services in a broader geographic area than ours and have much greater resources than we do. This may encourage an ILEC to subsidize the pricing for services with which we compete with the profits of other services in which the ILEC remains the dominant provider. We believe competition has limited the number of services dominated by ILECs. In addition, state regulators have exercised their enforcement powers in a way that makes it unlikely the ILECs would be able to successfully pursue this type of protective pricing strategy for an extended period.

   In addition to competition from ILECs, we also face competition from a growing number of other CLECs. Although CLECs overall have only captured approximately 5% of total revenue of the U.S. local telecommunications market, we nevertheless compete to some extent with other CLECs in our customer segments. There are typically several other CLECs competing in each metropolitan market we serve or plan to enter. Examples of data and voice CLECs in our markets include Allegiance Telecom, Covad Communications Group, MCI WorldCom, NEXTLINK Communications, NorthPoint Communications Group, Rhythms NetConnections and Teleport Communications Group, now a part of AT&T. In some instances, these CLECs have resources greater than ours and offer a wider range of services. Many of the CLECs in our markets target small- and medium-sized business customers, which differs from our target customer base of large, communications-intensive users.

   The data services market is also extremely competitive. Our principal competitors in this market include Internet connectivity providers such as UUNET Technologies and Verio, private peering companies, such as InterNAP Network Services and Equinix, RBOCs that offer Internet access, global, national and local ISPs and companies that offer colocation services, such as Exodus Communications and AboveNet Communications. We also believe that new competitors will enter the data services market. See "Risk Factors-- Competition."

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

   Some of the ILECs recently requested, among other things, that the FCC relax regulation of their provision of advanced data networks, which may also be used for voice traffic. While the FCC has denied those requests, it has initiated a rule-making that is intended to establish the procedures and safeguards necessary before these ILECs could, through separate subsidiary companies, provide these services on a largely deregulated basis. If adopted, these rules may provide additional opportunities for competition from these ILECs. SBC and Ameritech received authority from the FCC to create such a subsidiary in the FCC's approval of their merger. Bell Atlantic New York also received similar authority with the recent grant of its application to provide long-distance service in New York. The FCC recently released an order addressing, among other things, colocation rights of carriers offering advanced data services, but deferred action on the separate subsidiary issue. Bills have been introduced in Congress that would grant RBOCs permission to provide data services in areas where they are currently restricted from doing so. Although we cannot predict the outcome of any proposed or pending legislation, the ability of RBOCs to provide data services on a broader basis could have a material adverse effect on us. In addition, the FCC recently acted to enable ISPs to buy DSL services in bulk from ILECs, which could result in additional competition for ISP business.

   In addition to ILECs and other CLECs, we are increasingly competing with long distance carriers. A number of long distance carriers have introduced local telecommunications services to compete with us and the ILECs. These services include toll calling and other local calling services, which are often packaged with the carrier's long distance service. While we do not believe the packaging aspect of the service is particularly attractive to the communications-intensive customers we target, large long distance carriers enjoy certain competitive advantages due to their vast financial resources and brand name recognition. In addition, we believe there is a risk the long distance carriers may subsidize the pricing of their local services with profits from long distance services. We anticipate that the entry of some of the ILECs into the long distance market will reduce the risk of this type of activity by reducing the profitability of the long distance carrier's long distance minutes. Further, to the extent the long distance carrier purchases our service on a wholesale basis and rebundles it at a subsidized rate, we may benefit as the subsidized, wholesale service could result in higher market penetration than we would otherwise have achieved. In addition, we have displaced long distance carriers where the customer was dissatisfied with the quality of the long distance carrier's local service. We expect our reputation for exceptional service quality and customer care will continue to result in us displacing the long distance carrier as the primary alternative to the ILEC in competitive situations. In addition, we expect that some of our recent and proposed service offerings, which enable long distance calls to be priced like local calls, will increase our competitiveness.

   We compete principally on the basis of the quality, sophistication and reliability of our service. See "--Sales and Marketing." We believe that the principal competitive factors in our markets are speed and reliability of service, quality of facilities, level of customer care and technical support, and the timing and market acceptance of new services and enhancements to existing services.

Regulation

   The following summary of regulatory developments and legislation is not complete. It does not describe all present and proposed federal, state and local regulation and legislation affecting the telecommunications industry. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industry operates. We cannot predict the outcome of these proceedings or their impact on the telecommunications industry or us.

   Overview. Our services are subject to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all the facilities of, and services offered by, telecommunications common carriers like us to the extent we use our facilities to provide, originate or terminate interstate or international communications. State regulatory commissions retain jurisdiction over most of the same facilities and services to the extent they are used to provide, originate or terminate intrastate communications. The decisions of these regulatory bodies are often subject to judicial review, which makes it difficult for us to predict outcomes in this area.

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

   Federal Regulation. We must comply with the requirements of common carriage under the Communications Act of 1934. Comprehensive amendments to the Communications Act of 1934 were made by the Telecommunications Act of 1996, referred to as the Telecom Act, which substantially altered both federal and state regulation of the telecommunications industry. The purpose of this legislation was to deregulate the telecommunications industry to a significant degree, thereby fostering increased competition among carriers. Because implementation of the Telecom Act is subject to numerous federal and state policy rule-making and judicial review, we cannot predict with certainty what its ultimate effect on us will be.

   Under the Telecom Act, any entity may enter a telecommunications market, subject to reasonable state safety, quality and consumer protection regulations. The Telecom Act makes local markets accessible by requiring the ILEC to permit interconnection to its network and establishing ILEC obligations with respect to:

  . Colocation of equipment. This allows companies like us to install and maintain our own network equipment, including DSLAMs and fiber optic equipment, in ILEC central offices.

  . Interconnection. This requires the ILECs to permit their competitors to interconnect with ILEC facilities at any technically feasible point in the ILECs' networks.

  . Reciprocal compensation. This requires the ILECs and CLECs to compensate each other for telecommunications traffic that originates on the network of one carrier and is sent to the network of the other.

  . Resale of service offerings. This requires the ILEC to establish wholesale rates for services it provides to end-users at retail rates to promote resale by CLECs.

  . Access to unbundled network elements. This requires the ILECs to unbundle and provide access to some components of their local service network to other local service providers. Unbundled network elements are portions of an ILEC's network, such as copper lines or "loops," that CLECs can lease in order to create their own facilities networks.

  . Number portability. This requires the ILECs and CLECs to allow a customer to retain an existing phone number within the same local area even if the customer changes telecommunications services providers. All telecommunications carriers will be required to contribute to the shared industry costs of number portability, with the first payments made in the fourth quarter of 1999.

  . Dialing parity. This requires the ILECs and CLECs to establish dialing parity so that customers do not perceive a quality difference between networks when dialing.

  . Access to rights-of-way. This requires the ILECs and CLECs to establish non-discriminatory access to telephone poles, ducts, conduits and rights-of-way.

   ILECs are required to negotiate in good faith with other carriers that request any or all of the arrangements discussed above. If a requesting carrier is unable to reach agreement with the ILEC within a prescribed time, either carrier may request arbitration by the applicable state commission. If an agreement still cannot be reached, carriers are forced to abide by the obligations established by the FCC and the applicable state commission.

   We have entered into a number of interconnection agreements with the ILECs in our markets and will enter into additional agreements as our build-out progresses. We have existing interconnection agreements in each of our existing markets and in several of our planned markets. Nine of the interconnection agreements covering our existing markets, including the agreement covering Chicago, expired in 1999. Eight of the interconnection agreements covering our existing markets, including the agreement covering New York, expire in 2000. The expiration of these agreements will require that we negotiate new interconnection terms with the ILECs. Pending conclusion of these negotiations, several existing interconnection agreements should continue to govern the payment of reciprocal compensation and other interconnection terms while other renegotiated agreements will be given retroactive effect from the expiration date of the superceded agreement following the

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

conclusion of negotiations and arbitrations. Failing to reach agreement on renegotiations, we have filed for arbitration in states in Bell Atlantic and Ameritech territory. See "Risk Factors--Internet-Related Reciprocal Compensation" and "--Relationship with ILECs."

   The FCC is charged with establishing guidelines to implement the Telecom Act. In August 1996, the FCC released a decision, known as the Interconnection Decision, that established rules for the interconnection requirements outlined above and provided guidelines for interconnection agreements by state commissions. The U.S. Court of Appeals for the Eighth Circuit vacated portions of the Interconnection Decision. On January 25, 1999, the U.S. Supreme Court reversed the Eighth Circuit and upheld the FCC's authority to issue regulations governing pricing of unbundled network elements provided by the ILECs in interconnection agreements, including regulations governing reciprocal compensation, which are discussed in more detail below. In addition, the Supreme Court affirmed an FCC rule that allows requesting carriers to "pick and choose" the most attractive portions of existing interconnection agreements with other carriers. The Supreme Court did not, however, address other challenges raised about the FCC's rules at the Eighth Circuit because those challenges were not decided by the Eighth Circuit. These challenges will have to be addressed by the Eighth Circuit in light of the Supreme Court's decision. In addition, the Supreme Court disagreed with the standard applied by the FCC for determining whether an ILEC should be required to provide a competitor with particular unbundled network elements.

   The FCC adopted a new standard in November 1999 for analyzing unbundled network elements as required by the Supreme Court's order. Applying this standard to the existing network elements, the FCC concluded that ILECs would no longer be required to provide directory assistance and operator services as network elements, though they will continue to be available pursuant to tariff at different prices. The FCC also removed unbundled switching as an element in urban areas where the incumbents are also providing certain other combinations of elements in a non-discriminatory fashion. However the FCC declined, except in limited circumstances, to require ILECs to unbundle certain facilities used to provide high speed Internet access and other data services.

   The Supreme Court's decision and the FCC's order on remand do not remove all uncertainty concerning the pricing terms and conditions of interconnection agreements. The Eighth Circuit could set aside the FCC's rules concerning the pricing of unbundled network elements, and the incumbents may challenge the FCC's order on remand from the Supreme Court for not removing additional network element obligations. Furthermore, the complexity of the revised rules creates uncertainty as to how they might be enforced by the states. The resulting uncertainty makes it difficult to predict whether we will be able to continue to rely on our existing interconnection agreements or have the ability to negotiate acceptable interconnection agreements in the future.

   In addition to requiring the ILECs to open their networks to competitors and reducing the level of regulation applicable to CLECs, the Telecom Act also reduces the level of regulation that applies to the ILECs, thereby increasing their ability to respond quickly in a competitive market. For example, the FCC has applied "streamlined" tariff regulation of the ILECs, which shortens the requisite waiting period before which tariff changes may take effect. These developments enable the ILECs to change rates more quickly in response to competitive pressures. The FCC has also adopted heightened price flexibility for the ILECs, subject to specified caps. If exercised by the ILECs, this flexibility may decrease our ability to effectively compete with the ILECs in our markets.

   The Telecom Act also gives the FCC authority to determine not to regulate carriers if it believes regulation would not serve the public interest. The FCC is charged with reviewing its regulations for continued relevance on a regular basis. As a result of this mandate, a number of regulations that apply to CLECs have been and may in the future continue to be eliminated. We cannot, however, guarantee that any regulations that are now or will in the future be applicable to us will be eliminated.

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

   In March 1999, the FCC issued an order requiring ILECs to provide unbundled loops and colocation on more favorable terms than had previously been available. The order permits colocation of equipment that could be used to more efficiently provide advanced data services such as high-speed DSL service, and requires less expensive "cageless" colocation. In the March order, the FCC deferred action on its previous proposal to permit ILECs to offer advanced data services through separate affiliates, free from some of the obligations of the Telecom Act. In an August order, the FCC determined that advanced services are telecommunication services subject to regulation under Sections 251 and 252 of the Telecom Act. In the same order the FCC issued a notice of proposed rule making on terms for the provision of such services on a separate subsidiary basis.

   In an FCC decision on voluntary remand, the FCC affirmed and clarified its position that advanced data services are subject to the interconnection, resale and bundling requirements of the Telecom Act. Permitting ILECs to provision data services through separate affiliates with fewer regulatory requirements could have a material adverse impact on our ability to compete in the data services sector. The FCC imposed conditions on the merger of SBC with Ameritech in October that permit the provisioning of advanced data services via separate subsidiaries pursuant to various requirements, some of which expire in the near term. The FCC is currently considering a request from SBC for a waiver of a portion of its merger requirements. If granted, this waiver would permit SBC to provide certain DSL technologies in portions of its networks without complying with the non-discrimination requirements of its merger conditions. We cannot predict whether these requirements are enforceable, nor whether they will deter anticompetitive behavior if they are enforceable. Bell Atlantic's application for long distance service in New York has been approved subject to similar separate subsidiary provisions. These areas of regulation are subject to change through additional proceedings at the FCC or judicial challenge.

   On March 17, 2000, the District of Columbia Circuit Court vacated those portions of the FCC's expanded colocation rules that permitted CLECs to colocate equipment that contained functions in addition to those necessary for interconnection or access to unbundled network elements. The Court, while upholding the FCC's authority to require cageless colocation, also rejected the FCC's effort to leave the choice of space within the central office to the CLEC. The Court also vacated the FCC's regulations that permit CLECs to install their own cross-connects between different colocation arrangements in ILEC central offices. The Court vacated the FCC's rules in part and remanded to the FCC the issue of what equipment is necessary for interconnection or access to unbundled elements.

   On December 9, 1999, the FCC released its line sharing order that requires ILECs to offer line sharing as an unbundled network element by June 6, 2000. Line sharing permits CLECs to use a customer's existing line to provide DSL services while the ILEC continues to use the same line to provide voice service. Prices for line sharing will be set by the states.

   Reciprocal Compensation. We expect that reciprocal compensation payments will make up a significant portion of our initial revenues in each of our markets. Reciprocal compensation is the compensation paid by one carrier to complete particular calls on another local exchange carrier's network. Because a significant portion of our customers typically receive more calls than they make, we expect to receive more reciprocal compensation than we pay for calls that originate on our networks. As a result of the current regulatory environment and several trends in our business, which are discussed below, we expect our revenues from reciprocal compensation to decline.

   Some ILECs have refused to pay reciprocal compensation charges that they estimate are the result of inbound ISP traffic because they believe that this type of traffic is outside the scope of existing interconnection agreements. For example, Ameritech disputed a portion of the reciprocal compensation charges billed to it by us, which it believed were related to Internet charges. In March of 1998, the Illinois Commerce Commission ruled in favor of Focal and other CLECs regarding this dispute. In October 1998, Ameritech complied with the ruling and we received payment for past reciprocal compensation charges that represent substantially all of the disputed amounts. Reciprocal compensation payments from Ameritech comprised approximately 81% of our

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

revenues for the year ended December 31, 1997 and payments from Ameritech and Bell Atlantic comprised approximately 60% and 75% of our revenues for the years ended December 31, 1999 and 1998, respectively. On June 18, 1999, the Seventh Circuit affirmed the Illinois Commerce Commission's order requiring the payment of reciprocal compensation for ISP-bound traffic. On August 19, 1999, the Seventh Circuit modified its prior order by providing that Ameritech is free to raise in state courts any state claims concerning reciprocal compensation, and by deferring any ruling on the petitions for rehearing pending the Court's resolution in other cases of procedural issues concerning the participation of state commissioners. Ameritech had previously filed such a state complaint which at its request had been held in abeyance pending the outcome of the federal case.

   Some states in which our current and planned markets are located have ordered the ILECs to pay reciprocal compensation for Internet-related calls based on existing interconnection agreements or state arbitrations. The majority of states that have addressed the question have ruled that compensation is owed for this traffic. However, these states and other states that have not considered the issue to date may yet determine that no compensation is owed. A finding that reciprocal compensation is not payable for ISP traffic in Illinois, New York or Pennsylvania would have a material adverse effect on us.

   In addition, on February 26, 1999, the FCC issued a declaratory ruling and Notice of Proposed Rulemaking concerning inbound ISP traffic. The FCC concluded in its ruling that ISP traffic is jurisdictionally mixed and largely interstate in nature, and thus within the FCC's jurisdiction. The FCC has requested comment as to what reciprocal compensation rules should govern this traffic upon expiration of existing interconnection agreements. The FCC also determined that no federal rule existed that governed reciprocal compensation for ISP traffic at the time existing interconnection agreements were negotiated and concluded that it should permit states to determine whether reciprocal compensation should be paid for calls to ISPs under existing interconnection agreements.

   In light of the FCC's order, state commissions, which previously addressed this issue and required reciprocal compensation to be paid for ISP traffic, may reconsider and may modify their prior rulings. Several ILECs, including Ameritech, are seeking to overturn prior orders that they claim are inconsistent with the FCC's February 26, 1999 order. Relief sought could include repayment of reciprocal compensation amounts previously paid by the ILECs. Of the 28 state commissions that have considered the issue since the FCC's February 26, 1999 order, 24 of these states have upheld the requirement to pay reciprocal compensation for ISP-bound traffic. Only Massachusetts, New Jersey, South Carolina and Louisiana are not requiring reciprocal compensation for this traffic, at least pending negotiations and a further FCC decision. Missouri and Ohio are not requiring current payment, but are requiring a true-up based on the FCC's future decision. In addition, of the seven Federal District Courts and the three Courts of Appeals that have reviewed this issue on the merits to date, all have upheld state decisions requiring that reciprocal compensation be paid for ISP-bound traffic.

   On March 24, 2000, the U.S. Court of Appeals for the District of Columbia Circuit vacated the FCC's Declaratory Ruling that Internet-bound calls are jurisdictionally interstate and therefore not local calls for which reciprocal compensation is owed. The Court remanded the proceeding to the FCC for a further review of the nature of these calls for purposes of reciprocal compensation. We cannot predict the impact of the Court's ruling on pending or future proceedings at this time.

   The New York Public Service Commission (the "NYPSC") determined that in certain circumstances, Bell Atlantic can pay lower reciprocal compensation rates for calls terminated by a CLEC in excess of a ratio of three terminating calls to each originating call. The NYPSC also provided an opportunity to a CLEC having a ratio in excess of three-to-one, such as Focal, to demonstrate that its network is such that the higher rate should be applied. Unless Focal can demonstrate a basis for entitlement to the higher rate, it will receive the lower tariffed rate as of January 2000. Bell Atlantic filed a tariff seeking to reduce the end office rate by thirty percent from its current level of $0.0034/MOU. We intend to vigorously challenge all aspects of the Bell Atlantic effort to reduce the rates as described above. Bell Atlantic has also informed us that it intends to unilaterally escrow these payments in two smaller markets, New Jersey and Delaware.

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

   Upon expiration of our existing interconnection agreements, we must negotiate new rates for reciprocal compensation with each carrier. Pending conclusion of these negotiations, the existing interconnection agreements are expected to continue to govern the payment of reciprocal compensation. We expect rates for reciprocal compensation will be lower under new interconnection agreements than under our existing agreements. A reduction in rates payable for reciprocal compensation could have a material adverse effect on us, as could any requirement to refund reciprocal compensation paid to date.

   Interstate Access Charges. In addition to charging other carriers reciprocal compensation for terminating local traffic, we also collect access charges from carriers for originating and terminating interexchange traffic. Some interexchange carriers, including AT&T and Sprint, have challenged our switched access rates as well as those of other CLECs, and have withheld some payments for the switched access services that they continue to receive. Although no formal complaints have been filed against us, AT&T and Sprint have asserted claims against other CLECs that our charges for switched access services are higher than those of the ILEC serving the same territory, and are therefore unjust and unreasonable. These interexchange carriers have refused to pay us any originating access charges in excess of the corresponding incumbent rate. Because our access charges are appreciably less than some CLECs, and are lower than the access charge rates charged by smaller incumbents having traffic volumes similar to ours, we do not expect the FCC to require any appreciable reduction in our tariffed rates. Accordingly, we are actively considering filing a collection action against AT&T and Sprint for their underpayment of our tariffed access charges.

   Internet Regulation. There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations that affect the Internet. We cannot predict the nature of these regulations or their impact on our business. The FCC has previously indicated that it would consider whether certain forms of phone-to-phone IP telephony should be regulated as telecommunications services for universal service purposes. No decision has been made.

   Tariff and Filing Requirements. Non-dominant carriers, including Focal, must file tariffs with the FCC listing the rates, terms and conditions of interstate and international services provided by the carrier. On October 29, 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant interstate carriers maintain tariffs on file with the FCC for domestic interstate services. The FCC's order was issued pursuant to authority granted in the Telecom Act to forebear from regulating any telecommunications services provider if specified statutory analyses are satisfied. The FCC's order, however, has been stayed by a federal court. Accordingly, non-dominant interstate carriers, including Focal, currently must continue to file interstate tariffs with the FCC until final determination of the issue. Any challenges to these tariffs by regulators or third parties could cause us to incur substantial legal and administrative expenses.

   In addition, periodic reports concerning carriers' interstate circuits and deployment of network facilities also are required to be filed with the FCC. The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, although it has the power to do so. The FCC may also impose prior approval requirements on transfers of control and assignments of operating authorizations. Fines or other penalties also may be imposed for violations of FCC rules or regulations. The FCC also requires that certified carriers like Focal notify the FCC of foreign carrier affiliations and secure a determination that such affiliations, if in excess of a specified amount, are in the public interest.

   State Regulation. Most states regulate entry into the markets for local exchange and other intrastate services, and states' regulation of CLECs vary in their regulatory intensity. The majority of states require that companies seeking to provide local exchange and other intrastate services to apply for and obtain the requisite authorization from a state regulatory body, such as a state commission. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical and managerial capabilities and that

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

granting the authorization will serve the public interest. As of March 31, 2000, we had obtained local exchange certification or were otherwise authorized to provide local exchange service in:

     California              Illinois          Minnesota       Pennsylvania
     Delaware                Indiana           Missouri        Texas
     District of Columbia    Maryland          New Jersey      Virginia
     Florida                 Massachusetts     New York        Washington
     Georgia                 Michigan          Ohio

   To the extent that an area within a state in which we provide service is served by a small or rural exchange carrier not currently subject to competition, we may not currently have authority to provide service in those areas at this time.

   As a CLEC, we are and will continue to be subject to the regulatory directives of each state in which we are and will be certified. Most states require that CLECs charge just and reasonable rates and not discriminate among similarly situated customers. Some other state requirements include:

  . The filing of periodic reports

  .The payment of various regulatory fees and surcharges

  .Compliance with service standards and consumer protection rules

States also often require prior approvals or notifications for certain transfers of assets, customers, or ownership of a CLEC and for issuances by certified carriers of equity securities, notes or indebtedness, although the terms of this offering do not require any prior approval. States generally retain the right to sanction a carrier or to revoke certifications if a carrier violates relevant laws and/or regulations. Delays in receiving required regulatory approvals could also have a material adverse effect on us. We cannot assure you that regulators or third parties will not raise material issues with regard to our compliance or non-compliance with applicable laws or regulations.

   In most states, certificated carriers like us are required to file tariffs setting forth the terms, conditions, and prices for services which are classified as intrastate. In some states, the required tariff may list a range of prices for particular services, and in others, such prices can be set on an individual customer basis. We may, however, be required to file tariff addenda of the contract terms.

   Under the Telecom Act, implementation of our plans to compete in local markets is and will continue to be, to a certain extent, controlled by the individual states. The states in which we operate or intend to operate have taken regulatory and legislative action to open local communications markets to various degrees of local exchange competition.

   Local Regulation. We are also subject to numerous local regulations, such as building code requirements, franchise and local public rights of way. These regulations may vary greatly from state to state and from city to city.

Employees

   As of February 29, 2000, we employed 669 full-time employees, none of whom were covered by a collective bargaining agreement. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We believe that our relations with our employees are good.

Properties

   We are headquartered in Chicago, Illinois and lease office space in a number of locations, primarily for network equipment installations and sales and administrative offices. Our material leased switching and network properties are located in:

    Chicago, Illinois         New York, New York      Los Angeles, California
    Philadelphia, PennsylvaniaWashington, DC          Cambridge, Massachusetts
    Norristown, Pennsylvania  Seattle, Washington     Atlanta, Georgia
    Southfield, Michigan      Dallas, Texas           Cleveland, Ohio
    Houston, Texas            San Francisco, California
                                                      Minneapolis, Minnesota
    Jersey City, New Jersey   San Jose, California

and cover approximately 452,000 square feet of leased space as of February 29, 2000. These leases expire in years ranging from 2004 to 2013 and have varying renewal options. We also own approximately 13 acres of real property in Arlington Heights, Illinois. This property, which includes a 52,000 square foot building, houses our second Chicago switching center, national data center and national network operations center.

Legal and Administrative Proceedings

   With the exception of the matters discussed below, we are not aware of any litigation against us. In the ordinary course of our business, we are involved in a number of regulatory proceedings before various state commissions and the FCC.

   On September 16, 1997, we filed a complaint and request for temporary injunction against Ameritech Illinois with the Illinois Commerce Commission. The complaint claimed breach of the terms of the interconnection agreement between us and Ameritech Illinois because Ameritech Illinois refused to pay reciprocal compensation for our transport and termination of calls to our end-users that Ameritech Illinois believed were ISPs. In the interests of obtaining a more timely judgment, we withdrew our complaint without prejudice on October 17, 1997 and filed to intervene in a consolidated suit that included similar complaints against Ameritech Illinois by several other CLECs. On March 11, 1998, the Illinois Commerce Commission issued an order that required Ameritech Illinois to pay reciprocal compensation for calls made to ISPs. On March 15, 1998, Ameritech Illinois filed a motion with the Illinois Commerce Commission to stay the order pending an appeal, which was denied on March 23, 1998. On March 27, 1998, Ameritech Illinois filed suit in the United States District Court for the Northern District of Illinois seeking reversal of the Illinois Commerce Commission order. Ameritech Illinois also sought a stay of this order from the District Court, which was granted while the case was decided. On July 21, 1998, the District Court upheld the Illinois Commerce Commission's order, finding that calls to ISPs are local calls and therefore subject to the reciprocal compensation rules contained in the Telecom Act. The District Court stayed the decision to permit any party to appeal. Ameritech Illinois then appealed the decision to the U.S. Court of Appeals for the Seventh Circuit on August 25, 1998, and was denied a stay while the appeal is pending. In October 1998, Ameritech Illinois complied with the order and we received payment for past reciprocal compensation charges that represent substantially all of the disputed amounts. On June 18, 1999, the Seventh Circuit affirmed the Illinois Commerce Commission's order requiring the payment of reciprocal compensation for ISP-bound traffic. On August 19, 1999, the Seventh Circuit modified its prior order to permit Ameritech to raise in state courts any state claims concerning reciprocal compensation, and deferred any ruling on the petitions for rehearing pending the Court's resolution in other cases of procedural issues concerning the participation of state commissioners. Ameritech had previously filed such a complaint which at its request had been held in abeyance pending the outcome of the federal case. See "--Regulation" for a description of federal rule-making and other developments affecting reciprocal compensation.

                                   MANAGEMENT


Executive Officers, Selected Key Employees and Directors

   The table below contains information about the ages and positions of Focal's executive officers, selected key employees, and directors, as of March 31, 2000.

Name                     Age                            Position(s)
----                     ---                            -----------
Robert C. Taylor, Jr. ..  40 Director, President and Chief Executive Officer

John R. Barnicle........  35 Director, Executive Vice President and Chief Operating Officer

Joseph A. Beatty........  36 Executive Vice President and Chief Financial Officer

Michael L. Mael ........  43 Executive Vice President and President, Focal Data Communications

Renee M. Martin.........  44 Senior Vice President, General Counsel and Secretary

Robert M. Junkroski.....  36 Vice President and Treasurer

Gregory J. Swanson......  33 Controller

Richard J. Metzger......  51 Vice President of Regulatory Affairs and Public Policy

James E. Crawford, III..  54 Director

John A. Edwardson.......  50 Director

Paul J. Finnegan........  47 Director

Richard D. Frisbie......  50 Director

James N. Perry, Jr. ....  39 Director

Paul G. Yovovich........  46 Director

   Robert C. Taylor, Jr. Mr. Robert Taylor is Chief Executive Officer and President for Focal Communications Corporation. He was appointed to this position in August 1996. Mr. Taylor is also the company's co-founder and a director. Mr. Taylor is the Chairman of the Association for Local Telecommunications Services, the nation's leading organization representing facilities-based competitive local exchange carriers. In addition, Mr. Taylor sits on the board of directors for IPLAN Networks, a CLEC based in Argentina. Mr. Taylor has held positions with MFS Communications, most recently since 1994 as Vice President of Global Accounts, where he worked with the company's 50 largest customers and executed market development activities in Mexico and Canada. Prior to joining MFS in 1994, Mr. Taylor was one of the original senior executives at McLeodUSA Incorporated. Mr. Taylor has also held management positions with MCI, Bellcore and Ameritech. Mr. Taylor received his M.B.A. from the University of Chicago Graduate School of Business and holds a Bachelor of Science degree in Mechanical Engineering.

   John R. Barnicle. Mr. Barnicle has been Executive Vice President and Chief Operating Officer and a director since June 1996. Mr. Barnicle is a co-founder of Focal and is responsible for day-to-day operations, engineering, marketing and long-term planning. In 1996, Mr. Barnicle was Vice President of Marketing for MFS Telecom Companies, a subsidiary of MFS Communications. From 1994 to 1996, Mr. Barnicle was a Vice President of Duff & Phelps Credit Rating Company and before that held various marketing, operations and engineering positions with MFS Telecom (1992-1994) and Centel Corporation, a local exchange carrier (1986-1992). Mr. Barnicle received his M.B.A. with Distinction from DePaul University and holds a Bachelor of Science degree in Electrical Engineering.

   Joseph A. Beatty. Mr. Beatty has been Executive Vice President and Chief Financial Officer since November 1996 and was also Treasurer from November 1996 through January 1999 and Secretary from November 1996 through April 1998. He was also a director from May 1996 to November 1996. Mr. Beatty is a co-founder of Focal and is responsible for all financial operations and information systems. From 1994 to 1996,

Mr. Beatty was a Vice President with NationsBanc Capital Markets, where he was responsible for investment research coverage of the telecommunications industry. From 1992 to 1994, Mr. Beatty was a Vice President of
Duff & Phelps Credit Rating Company with responsibility for credit ratings in the telecommunications and electric utility sectors. From 1985 to 1992, Mr. Beatty held various technical management positions with Centel Corporation's local exchange carrier division. Mr. Beatty received his M.B.A. with a concentration in Finance from the University of Chicago Graduate School of Business and is a Chartered Financial Analyst. In addition, Mr. Beatty holds a Bachelor of Science degree in Electrical Engineering.

   Michael L. Mael. Mr. Mael has been Executive Vice President and President, Focal Data Communications, since January 2000. Mr. Mael is responsible for developing and managing Focal's data services business. From 1997 until January 2000, he was Vice President, Applications and Web Services, at PSINet, where he developed and managed the company's global Web hosting business. From 1992 until 1997, Mr. Mael held various management positions at MCI Communications in finance, marketing and business development, and was a member of the team that created MCI's Internet initiative. From 1986 until 1992, he worked as a management consultant, both for Strategic Planning Associates and independently. Mr. Mael received his M.B.A. from Stanford University, and holds a Bachelor of Arts degree.

   Renee M. Martin. Ms. Martin has been Senior Vice President, General Counsel and Secretary since March 1998. Ms. Martin is responsible for our legal, regulatory, real estate and human resources functions. From 1984 to 1998, Ms. Martin held various executive positions at Ameritech, most recently as Vice President and General Counsel Small Business Services, where she directed corporate legal resources to address contract negotiations, employment issues, regulatory affairs and litigation, and managed outside legal counsel. From 1982 to 1984, Ms. Martin was an attorney at the law firm of Cook and Franke, S.C., where she concentrated on general business and corporate law. Ms. Martin received her J.D. from the University of Wisconsin and holds a Bachelor of Arts degree in Journalism.

   Robert M. Junkroski. Mr. Junkroski has been Vice President and Treasurer since January 1999 and was Controller from January 1997 to January 1999. He is responsible for all our accounting, revenue assurance, audit, cash and risk management and customer credit functions. From 1995 to 1997, Mr. Junkroski was Controller for Brambles Equipment Services, Inc., an equipment leasing company, where he was responsible for establishing and maintaining the divisional accounting, financial reporting and budgeting functions. From 1987 to 1995, Mr. Junkroski was Controller for Focus Leasing Corporation, an equipment leasing company, where he was responsible for the development and implementation of the accounting and financial reporting functions of several emerging companies. Mr. Junkroski is a Certified Public Accountant, received his M.B.A. with honors from Roosevelt University concentrating in Finance and Accounting and holds a Bachelor of Business Administration degree.

   Gregory J. Swanson. Mr. Swanson has been Controller since January 1999 and is our principal accounting officer. He is responsible for all internal and external accounting and reporting functions. From June 1998 to December 1998, Mr. Swanson was Director of External Reporting for Allegiance Corporation, a health care manufacturing and distribution company. Before that he spent approximately nine years at Arthur Andersen LLP, a public accounting firm, where he was responsible for audit and business advisory services to technology and manufacturing companies. Mr. Swanson is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting.

   Richard J. Metzger. Mr. Metzger has been Vice President of Regulatory Affairs and Public Policy since September 1998. He is responsible for our regulatory and public policy activities. From 1994 to 1998, he served as General Counsel of the Association for Local Telecommunications Services. From 1984 to 1993, he held various legal positions with Ameritech including serving as Vice President and General Counsel of Wisconsin Bell and Michigan Bell. From 1976 to 1984, he was an attorney at the law firm of Sidley & Austin. Mr. Metzger received his J.D. from the University of Chicago and holds a Bachelor of Arts degree in Philosophy of Science.

   James E. Crawford, III. Mr. Crawford has served as a director of Focal since November 1996. Since August 1992, he has been a general partner of Frontenac Company, a venture capital firm. From February 1984 to August 1992, Mr. Crawford was a general partner of William Blair Venture Management Co., a venture capital fund. He was also a general partner of William Blair & Company, an investment bank and brokerage firm affiliated with William Blair Venture Management Co., from January 1987 to August 1992. Mr. Crawford serves as a director of Optika, Inc., Input Software, Inc., Allegiance Telecom and several private companies.

   John A. Edwardson. Mr. Edwardson has served as a director of Focal since February 1999. He has been Chairman of Burns International Services Corp., a security services company, since June 1999 and President and Chief Executive Officer of Burns International since March 1999. From 1994 to 1998, Mr. Edwardson was President of UAL Corporation, the holding company for United Airlines and also served as UAL's Chief Operating Officer from April 1995 through September 1998. He previously was Executive Vice President and Chief Financial Officer of Ameritech and held executive positions with Northwest Airlines. Mr. Edwardson also serves as a director of Burns International and Household International, Inc.

   Paul J. Finnegan. Mr. Finnegan has served as a director of Focal since November 1996. Since January 1993, Mr. Finnegan has been Managing Director of Madison Dearborn Partners, Inc., the general partner of Madison Dearborn. Previously, he served in various positions at First Capital Corporation of Chicago and its affiliates. Mr. Finnegan currently serves on the Board of Trustees of The Skyline Fund and the Board of Directors or Managers, as applicable, of CompleTel, LLC and Allegiance Telecom.

   Richard D. Frisbie. Mr. Frisbie has served as a director of Focal since November 1996. Mr. Frisbie is a founder and has been Managing Partner of Battery Ventures since 1983. He is responsible for management of the Battery Funds and focuses principally on communications opportunities. Mr. Frisbie serves as a director of Allegiance Telecom.

   James N. Perry, Jr. Mr. Perry has been a director of Focal since November 1996. From January 1993 to January 1999, he served as Vice President of Madison Dearborn Partners, Inc., and since January of 1999 has served as Managing Director of Madison Dearborn Partners, Inc. Previously, Mr. Perry served in various positions at First Capital Corporation of Chicago and its affiliates. Mr. Perry currently serves as a director or manager, as applicable, of Clearnet Communications, Inc., Omnipoint Corporation, CompleTel, LLC, CompleTel Holdings and Allegiance Telecom.

   Paul G. Yovovich. Mr. Yovovich has served as a director of Focal since March 1997. He is a private investor and a principal of Lake Capital Management. Mr. Yovovich served as President of Advance Ross Corporation, an international transaction services and manufacturing company, from 1993 to 1996. He served in several executive positions with Centel Corporation from 1982 to 1992 where his last position was that of President of its Central Telephone Company unit. Mr. Yovovich also serves as a director of 3Com Corporation, APAC Customer Services, Inc., Lante Corporation, Van Kampen Open End Funds, Comarco, Inc. and American Media Operations, Inc.

1997 Plan

   Our 1997 Non-Qualified Stock Option Plan (the "1997 Plan") gave our board of directors broad discretion to grant non-qualified stock options to directors, officers and other key employees. Following our initial public offering of common stock in August 1999, no further grants of stock options have been or will be made under the 1997 Plan. The total number of shares of common stock that may be issued or transferred under the 1997 Plan may not exceed 6,324,625 shares of common stock. The maximum share number can be adjusted if we undertake a stock split, stock dividend or other similar transactions. The board of directors determines who will receive options and what the terms of the options will be.

   The option agreements between us and each existing optionee provide that, upon the occurrence of a Change in Control (as defined in the 1997 Plan), the portion of the option that would have vested in the 12 month period following the Change in Control (if the optionee remained employed by us during that period) will automatically become vested as of the date of the Change in Control. In addition, if we terminate the optionee's employment, actually or constructively, in connection with or in anticipation of a Change in Control, or within two years after a Change in Control, all of the optionee's remaining options will automatically become vested and exercisable as of the date of termination.

   As of April 3, 2000, there were options covering 5,759,341 shares of Focal's common stock outstanding under the 1997 Plan with a weighted average exercise price of $2.99 per share.

1998 Plan

   We also have the 1998 Equity Performance Incentive Plan (the "1998 Plan") that permits the board of directors to grant a variety of awards to officers and other key employees. The board of directors can grant:

  .Incentive and non-qualified stock options

  . SARs, which are rights to receive an amount equal to a specified portion of the increase in market value of a common stock over a specified exercise price between the date of grant and the date of exercise

  . Restricted shares, which involve the immediate transfer of shares of common stock for the performance of services. Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of
    Section 83 of the Internal Revenue Code

  . Deferred shares, which involve an agreement to deliver shares of common stock in the future in consideration for the performance of services

  . Performance shares, each of which is a bookkeeping unit equivalent to one share of common stock

  . Performance units, each of which is a bookkeeping unit equivalent to
    $1.00

   The total number of shares of common stock that may be issued or transferred under the 1998 Plan may not exceed 2,050,000. The maximum share number is subject to adjustment in the event of a stock split, stock dividend or other similar transactions.

   The board of directors has broad discretion in granting and establishing the terms of awards under the 1998 Plan subject to the limitations contained in the 1998 Plan.

   As of April 3, 2000, there were options covering 2,025,218 shares of Focal's common stock outstanding under the 1998 Plan with a weighted average exercise price of $34.78 per share. Focal may not grant awards under the 1998 Plan after August 21, 2008.

Director Plan

   We also have a 1998 Equity Plan for Non-Employee Directors that permits directors ("Non-Employee Directors") who are not employees, representatives or affiliates of any of Madison Dearborn, Frontenac or Battery Ventures (collectively, the "Institutional Investors") to elect to receive all or a portion of their compensation as directors in the form of shares of common stock. The Director Plan also permits us to issue options to Non-Employee Directors to purchase shares of common stock.

   The number of shares of common stock that may be issued or transferred under the Director Plan, plus the number of shares of common stock covered by outstanding awards, may not exceed 150,000 shares in the aggregate. The maximum number of shares may be adjusted if Focal undertakes a stock split, stock dividend or other similar transactions.

   As of April 3, 2000, there were options covering 2,698 shares of our common stock outstanding under the Director Plan with a weighted average exercise price of $44.50 per share.

   The total number of shares available under the 1997 Plan, the 1998 Plan and the 1998 Non-Employee Plan may not exceed 8,530,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The table below sets forth information regarding beneficial ownership of our common stock as of February 29, 2000 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus for:

  .Each of the Named Executive Officers

  .Each of our directors

  .All of our executive officers and directors as a group

  .Each of the selling stockholders that are not our executive officers or directors

   Except as set forth below, there are no other persons who to our knowledge as of February 29, 2000 beneficially owned 5% or more of our common stock. The percentages specified below are based on 60,852,316 shares of common stock outstanding as of February 29, 2000 and 64,852,316 shares of common stock outstanding after the offering. Unless otherwise noted, the address of each Named Executive Officer and director of Focal is 200 North LaSalle Street, Suite 1100, Chicago, Illinois 60601.

                                 Before this Offering                               After this Offering
                          -----------------------------------               -----------------------------------
                                                              Shares to
                                                   Percent     be Sold                               Percent
                             Number of Shares    Beneficially  in the          Number of Shares    Beneficially
Name                      Beneficially Owned (1)    Owned     Offering      Beneficially Owned (1)    Owned
----                      ---------------------- ------------ ---------     ---------------------- ------------
Named Executive Officers
Robert C. Taylor, Jr.
 (2)....................         2,865,385           4.7%       100,000            2,765,385            4.3%
John R. Barnicle (3)....         2,794,585           4.6%       100,000            2,694,585            4.2%
Joseph A. Beatty (4)....         2,865,385           4.7%       100,000            2,765,385            4.3%
Renee M. Martin (5).....            35,687              *           --                35,687              *
Directors
James N. Perry, Jr. (6).        21,606,425          35.5%     1,529,320(17)       20,077,105           31.0%
Paul J. Finnegan (7)....        21,606,425          35.5%     1,529,320(17)       20,077,105           31.0%
James E. Crawford III
 (8)....................        10,084,010          16.6%       713,700(17)        9,369,280           14.5%
Richard D. Frisbie (9)..         5,041,365           8.3%       356,980(17)        4,684,385            7.2%
Paul G. Yovovich (10)...           289,850              *           --               289,850              *
John A. Edwardson (11)..           202,134              *           --               202,134              *
All Executive Officers
 and Directors as a
 Group
 (13 persons) (12)......        45,988,013          75.3%     2,900,000(17)       43,088,013           66.2%
Selling Stockholders
Madison Dearborn Capital
 Partners, L.P. (13)....        21,606,425          35.5%     1,529,320           20,077,105           31.0%
Frontenac VI, L.P. (14).        10,082,980          16.6%       713,700            9,369,280           14.5%
Battery Ventures III,
 L.P. (15)..............         5,041,365           8.3%       356,980            4,684,385            7.2%
Brian F. Addy (16)......         2,690,385           4.4%       100,000            2,590,385            4.0%

  * Less than 1% of the issued and outstanding shares of our common stock.
 (1) In accordance with the rules of the Securities and Exchange Commission, each beneficial owner's holding has been calculated assuming full exercise of outstanding warrants and options exercisable by the holder within 60 days after February 29, 2000, but no exercise of outstanding warrants and options held by any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to applicable community property laws.

 (2) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 1,115,385 shares of common stock held by Mistral Partners, L.P., a family limited partnership. Mr. Taylor exercises sole voting and investment power over shares held by this partnership. Assumes no exercise of the underwriters' over-allotment option.
 (3) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 350,000 shares of common stock held by JRB Partners, L.P., a family limited partnership. Mr. Barnicle exercises sole voting and investment power over shares held by this partnership. Assumes no exercise of the underwriters' over-allotment option.
 (4) Includes 175,000 shares of common stock subject to vesting provisions contained in the executive's Restricted Stock Agreement. Also includes 865,000 shares of common stock held by Coventry Court Partners, L.P., a family limited partnership. Mr. Beatty exercises sole voting and investment power over shares held by this partnership. Assumes no exercise of the underwriters' over-allotment option.
 (5) Consists of shares of common stock subject to options which are exercisable within 60 days of February 29, 2000.
 (6) Mr. Perry, a director, owns no shares in his own name. Consists of shares of common stock owned by Madison Dearborn. See footnote 13 below. Mr. Perry's address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.
 (7) Mr. Finnegan, a director, owns no shares in his own name. Consists of shares of common stock owned by Madison Dearborn. See footnote 13 below. Mr. Finnegan's address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.
 (8) Mr. Crawford, a director, owns no shares in his own name. Consists of shares of common stock owned by Frontenac and 1,030 shares of common stock owned by Mr. Crawford's son. See footnote 14 below. Mr. Crawford's address is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603.
 (9) Mr. Frisbie, a director, owns no shares in his own name. Consists of shares of common stock owned by Battery. See footnote 15 below. Mr. Frisbie's address is c/o Battery Ventures, 20 William Street, Wellesley, MA 02481.
(10) Includes 151,716 shares of common stock and an additional 138,134 shares of common stock subject to options which are exercisable within 60 days of February 29, 2000.
(11) Includes 150,000 shares of common stock and an additional 52,134 shares of common stock subject to options which are exercisable within 60 days of February 29, 2000.
(12) Includes 45,741,871 shares of common stock and an additional 246,142 shares of common stock subject to options which are exercisable within 60 days of February 29, 2000.
(13) Consists of shares of common stock owned by Madison Dearborn. Messrs. Perry and Finnegan, directors of Focal, are principals of Madison Dearborn Partners, Inc., the ultimate general partner of Madison Dearborn. Because of these positions, Messrs. Perry and Finnegan share voting and investment power with respect to the shares owned by Madison Dearborn. The address of Madison Dearborn is Three First National Plaza, Suite 3800, Chicago, IL 60602. See "Risk Factors--Potential Conflicts of Interest."
(14) Consists of shares of common stock owned by Frontenac. Mr. Crawford, a director, is a general partner of Frontenac Company, the general partner of Frontenac. Because of this position, Mr. Crawford shares voting and investment power with respect to the shares owned by Frontenac. The address of Frontenac is 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603. See "Risk Factors--Potential Conflicts of Interest."
(15) Consists of shares of common stock owned by Battery Ventures. Mr. Frisbie, a director, is a managing general partner of Battery Ventures. Because of this position, Mr. Frisbie shares voting and investment power with respect to the shares owned by Battery Ventures. The address of Battery Ventures is 20 William Street, Wellesley, MA 02481. See "Risk Factors--Potential Conflicts of Interest."
(16) Mr. Addy is a "Named Executive Officer." He resigned from Focal, effective January 7, 2000. Includes 1,115,385 shares of common stock held by Ad-Venture Capital Partners, L.P., a family limited partnership. Mr. Addy exercises sole voting and investment power over shares held by this partnership. Assumes no exercise of the underwriters' over-allotment option.
(17) None of Messrs. Perry, Finnegan, Crawford or Frisbie is selling any shares in his individual capacity. Madison Dearborn, Frontenac and Battery Ventures are selling shares of their common stock. See footnotes 13, 14 and 15 above. Assumes no exercise of the underwriters' over-allotment option.

                              CERTAIN TRANSACTIONS


The Stock Purchase Agreement and Stockholders' Agreement

   We have entered into a Stock Purchase Agreement with some of our stockholders, dated as of November 27, 1996 and amended after that date. Pursuant to the Stock Purchase Agreement and additional related agreements, our existing stockholders were granted registration rights described below.

   The Stock Purchase Agreement also requires us to:

  . Deliver financial information to the Institutional Investors and certain of their transferees in a private sale of shares of common stock

  . Provide access by the Institutional Investors, and certain of their transferees in a private sale of shares of common stock, to our physical properties, books and records

  . Comply with the periodic reporting requirements under the Exchange Act to enable holders of "restricted shares" of common stock to sell those shares of common stock pursuant to Rule 144 under the Securities Act of 1933 or a short-form registration statement under the Securities Act of 1933.

Registration Rights

   Focal has granted registration rights to some holders of its common stock. These holders of common stock have the benefit of the following demand registration:

  . Subject to minimum dollar amounts, Madison Dearborn may demand two registrations on Form S-1

  . Frontenac and Battery may each demand one registration on Form S-1

  . The holders of 8% of all shares of common stock subject to the registration agreement may demand an unlimited number of registrations on Form S-2 or Form S-3

   In addition, stockholders that have been granted registration rights have unlimited "piggyback" registration rights under which they have the right to request that we register their shares of common stock whenever we register any of our securities under the Securities Act of 1933 and the registration form to be used may be used for the registration of their shares of common stock. These piggyback registration rights will not, however, be available:

  . If the piggyback registration is in connection with an underwritten registration and the managing underwriter concludes that including shares of common stock owned by holders of "piggyback" registration rights would have an adverse impact on the marketing of the securities to be sold in the underwritten offering

  . For registrations undertaken because of a demand registration

Employment Agreement with Mr. Mael

   We entered into an employment agreement with Michael Mael, an Executive Vice President of Focal, on January 12, 2000. Mr. Mael's agreement provides that he will receive a minimum base salary of $225,000 (or any greater amount approved by a majority of the board of directors) and bonuses determined by the board in their sole discretion. Except as provided herein, Mr. Mael's employment agreement contains substantially the same employment terms as our employment agreements with our other executive officers. In addition to the employment agreement, on January 20, 2000 we granted to Mr. Mael 150,000 shares of restricted stock under our 1998 Equity Performance and Incentive Plan, which shares are subject to forfeiture until they vest under the agreement. One-third of the shares vest under the agreement on each of the first three anniversaries of January 31, 2000 provided that Mr. Mael remains in our employ. If Mr. Mael is terminated by us other than for cause, leaves for good reason or dies or becomes disabled, all of the shares immediately become non-forfeitable and fully vested.

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

Stock Purchases by Our Directors

   In May 1997, Mr. Yovovich purchased 115,385 shares of common stock for a purchase price of $75,000. In October 1998, he purchased an additional 33,334 shares of common stock for himself and members of his family for a purchase price of $100,000. In March 1999, Mr. Edwardson purchased 150,000 shares of common stock for a purchase price of $472,500.

Some of Our Directors are also Directors of our Competitors

   Some of our directors, who serve as representatives of the Institutional Investors, also serve on the boards of directors of companies with which we may compete or enter into agreements. Specifically, Mr. Crawford, Mr. Finnegan, Mr. Frisbie and Mr. Perry are directors of Allegiance Telecom, a Dallas-based CLEC. Allegiance Telecom is one of our competitors. See "Risk Factors--Potential Conflicts of Interest."

                          DESCRIPTION OF CAPITAL STOCK

   Focal's authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share. As of February 29, 2000, 60,852,316 shares of common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally, including the election of directors. Holders of common stock will be entitled to receive dividends, if any, declared from time to time by the board of directors out of funds legally available for dividends. If Focal is liquidated, dissolved or wound-up, holders of common stock will share proportionately in all assets available for distribution. However, dividend and distribution rights of holders of common stock will be subject to the rights of any holders of any series of preferred stock as described below. The holders of common stock have no preemptive or conversion rights. The common stock does not have cumulative voting rights. As a result, the holder or holders of more than half of the shares of common stock voting for the election of directors can elect all directors being elected at that time. All shares of common stock outstanding immediately following the offering will be fully paid and will not be subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   The certificate of incorporation gives our board of directors the authority, without further stockholder action, to issue shares of preferred stock in one or more series and to fix the relative powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including:

  . Dividend rates

  . Conversion rights

  . Voting powers

  . Terms of redemption

  . Redemption prices

  . Amounts payable upon liquidation

  . The number of shares constituting any series or the designation of such series

   The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Focal and may adversely affect the voting and other rights of the holders of the common stock. These effects may include the loss of voting control to others. We currently have no plans to issue any shares of preferred stock.

Delaware Law and Anti-Takeover Provisions

   Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of the person who is an interested stockholder for a period of three years from the date that the person became an interested stockholder, unless any of the following occurs:

  . the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder

  . the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans

  . on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder

   An "interested stockholder" is defined as any person who is:

  . The owner of 15% or more of the outstanding voting stock of the corporation

  . An affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder

   Section 203 may have the effect of delaying, deferring or preventing a change in control of Focal.

   Classified Board of Directors. Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors is elected each year. Generally a director stands for election only once every three years. The board of directors believes that a classified board helps to assure the continuity and stability of the board and our business strategies and policies. The classified board provision could have the effect, however, of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Focal, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years.

   Other Provisions. Our certificate of incorporation and bylaws provide, in general, that:

  . the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he or she is elected

  . directors may be removed by our stockholders only for cause and by a vote of the holders of at least 66 2/3% of our stock entitled to vote generally in the election of directors

  . special meetings of stockholders may be called only by the board of directors or a committee of the board of directors expressly authorized to call a special meeting, and the business permitted to be conducted at a special meeting is limited to business brought before the meeting by the board of directors

  . election of directors and votes regarding amendments to the certificate of incorporation or bylaws must be by written ballot

  . stockholders may not act by written consent and must act on all proposals at an annual or special meeting

   The bylaws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not later than 60 days or more than 90 days prior to the date on which we first mailed our proxy materials for the prior year's annual meeting of stockholders. If, however, our annual meeting is set for a date that is not within 30 calendar days of the anniversary of the prior year's meeting, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The bylaws further require that the notice by the stockholder set forth, among other things:

  . A description of the business to be brought before the meeting, including information with respect to a nominated director

  . The reasons for conducting the business at the meeting

  . Specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made

   The certificate of incorporation and bylaws provide that the provisions summarized above and the provisions relating to the classification of the board of directors may not be amended by our stockholders, nor may any provision inconsistent therewith be adopted by our stockholders, without the affirmative vote of the holders of at least 66 2/3% of Focal's voting stock, voting together as a single class.

   The foregoing provisions of the certificate of incorporation and bylaws relating to removal of directors, special meetings of stockholders and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of Focal by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of Focal first to negotiate with the board of directors. We believe that these measures benefit us and our stockholders by enhancing our ability to negotiate with the proponent of any unfriendly or unsolicited proposal to acquire or restructure Focal. We also believe that the benefits outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in better terms.

Registration Rights

   Focal has granted registration rights to some holders of its common stock. See "Certain Transactions--Registration Rights" for a description of these registration rights.

Listing

   The common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "FCOM."

Transfer Agent and Registrar

   Harris Trust and Savings Bank serves as the transfer agent and registrar for our common stock.

                              DESCRIPTION OF NOTES

   The following description is a summary of the material provisions of the notes and the notes indentures. It does not restate those agreements in their entirety. We urge you to read the notes indentures and sample notes, which we have previously filed with the Securities and Exchange Commission.

1998 Notes

   On February 18, 1998, we issued $270 million stated principal amount at maturity of our 12.125% Senior Discount Notes due 2008, which we refer to as the "1998 notes." The following description is a summary of the material provisions of the 1998 notes and the indenture dated February 18, 1998, under which the 1998 notes were issued, and which we refer to as the "1998 indenture."

   The 1998 notes have the following characteristics:

  . They mature on February 15, 2008 and are limited to a stated principal amount at maturity of $270,000,000

  . They were issued at an issue price of $555.6578 per $1,000 stated principal amount at maturity (the "Issue Price"), which represents 55.56578% of the stated principal amount at maturity

  . They generated gross proceeds to Focal of $150,027,606

  . The 1998 notes are not secured by any of our assets and rank equally in right of payment with all our unsubordinated and unsecured indebtedness, including the 2000 notes described below. The 1998 notes are senior in right of payment to all of our future subordinated indebtedness.

  . They bear interest on the Issue Price at a rate of 12.125% per annum computed on a semiannual note equivalent basis from the date of issuance

  . In the period prior to February 15, 2003, interest at a rate of 12.125% per annum will accrue on the Issue Price of the 1998 notes but will not be payable in cash ("Deferred Interest")

  . From and after February 15, 2003, interest at a rate of 12.125% per annum
    ("Current Interest") on the stated principal amount at maturity of the 1998 notes will be payable in cash semiannually on August 15 and February 15 of each year, beginning on August 15, 2003

  . The stated principal amount at maturity is $1,000 per 1998 note and represents the Issue Price, plus Deferred Interest accrued but unpaid up to February 15, 2003. Focal will pay interest on overdue principal and premium, if any, of the 1998 notes and, to the extent lawful, interest on overdue installments of interest on the 1998 notes at a rate per annum equal to the interest rate payable on the 1998 notes

   We may elect to redeem all or part of the 1998 notes at any time or from time to time, on or after February 15, 2003 at the redemption prices set forth below, which are expressed as percentages of stated principal amount at maturity, plus accrued and unpaid Current Interest, if any, on the stated principal amount at maturity so redeemed to the redemption date if redeemed during the 12-month period commencing February 15 of the years set forth below:

                                            Redemption
             Year                             Price
             ----                           ----------
             2003..........................  106.063%
             2004..........................  104.042%
             2005..........................  102.021%
             2006 and thereafter...........  100.000%

   In addition, at any time and from time to time prior to February 15, 2001, we may redeem in the aggregate up to 35% of the original aggregate stated principal amount at maturity of the 1998 notes with the proceeds from one or more registered underwritten primary public offerings of common stock. Redemption will be at a price (expressed as a percentage of the accreted value of the 1998 notes on the redemption date) of 112.125% so long as at least 65% of the original aggregate stated principal amount at maturity of the 1998 notes remains outstanding after each redemption. We do not intend to redeem any 1998 notes with the net proceeds of the offering.

   If a Change of Control (as defined below) occurs, each holder of a 1998 note will have the right to require us to repurchase all or any part of the holder's 1998 notes at a purchase price equal to 101% of the accreted value thereof, plus accrued and unpaid Current Interest, if any, up to but excluding the Change of Control payment date. If after giving effect to the Change of Control repurchase offer, at least 95% of the original aggregate stated principal amount at maturity of the 1998 notes has been redeemed or repurchased, we have the right to redeem the balance of the 1998 notes at a purchase price equal to 101% of the accreted value thereof, plus accrued and unpaid Current Interest, if any, up to but excluding the determined redemption date.

   A "Change of Control" will occur under the 1998 indenture if:

  . the sale, conveyance, transfer or lease of all or substantially all of the assets of Focal to any "person" or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act), other than Madison Dearborn, Frontenac, Battery Ventures or any of their affiliates, or subsidiaries of Focal, occurs

  . any "person" or "group" (as the term is used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(i) under the Securities Exchange
    Act), other than Madison Dearborn, Frontenac, Battery or any of their affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act) of more than 50% of the total voting power of all classes of the capital stock the holders of which are entitled to vote for the election of directors ("voting stock") of Focal (including any warrants, options or rights to acquire such voting stock), calculated on a fully diluted basis

  . during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any directors whose election or appointment by the Board or whose nomination for election by the stockholders of Focal was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office

   or

  . the merger, amalgamation or consolidation of Focal with or into another person or the merger of another person with or into Focal shall have occurred, and the securities of Focal that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the voting stock of Focal are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving corporation

   We are also required to offer to repurchase the 1998 notes if all or some of the net proceeds of an asset sale are not used to purchase telecommunications equipment or repay other senior indebtedness.

   The 1998 indenture contains restrictive covenants which, among other things, restrict our ability to:

  . Incur additional indebtedness and, in the case of our subsidiaries, issue preferred stock

  . Pay dividends

  . Prepay subordinated indebtedness

  . Repurchase capital stock

  . Enter into sale and leaseback transactions

  . Make investments

  . Engage in transactions with affiliates

  . Create liens on our assets

  . Cause encumbrances or restrictions to exist on the ability of our subsidiaries to pay dividends

  . Sell assets

  . Engage in mergers and consolidations

   An event of default will occur under the 1998 indenture if, among other things:

  . any principal payment in excess of $1,000,000 with respect to indebtedness of Focal is not paid when due within any applicable grace period

  . our indebtedness is accelerated by its holders and the principal amount of the accelerated indebtedness exceeds $5,000,000

  . a court enters a final judgment against us in an uninsured or unindemnified aggregate amount in excess of $10,000,000, which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days

2000 Notes

   On January 12, 2000, we issued $275 million aggregate principal amount of our 11.875% Senior Notes due 2010, which we refer to as the "2000 notes." The following description is a summary of the material provisions of the 2000 notes and the indenture dated January 12, 2000, under which the 2000 notes were issued, and which we refer to as the "2000 indenture."

   The 2000 notes have the following characteristics:

  . They mature on January 15, 2010 and are limited to an aggregate principal amount of $275,000,000

  . They were issued at an issue price of $992.80 per $1,000 principal amount of 2000 notes, which represents 99.28% of the principal amount at maturity

  . They generated gross proceeds to Focal of $265,744,000

  . The 2000 notes are not secured by any of our assets and rank equally in right of payment with all our unsubordinated and unsecured indebtedness, including the 1998 notes described above. The 2000 notes are senior in right of payment to all of our future subordinated indebtedness.

  . They bear interest at a rate of 11.875% per annum, payable in cash semi-
    annually in arrears on each July 15 and January 15, commencing July 15,
    2000

   We may elect to redeem all or part of the 2000 notes at any time of from time to time, on or after January 15, 2005 at the redemption prices set forth below, which are expressed as percentages of principal amount, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing January 15 of the years set forth below:

                                            Redemption
             Year                             Price
             ----                           ----------
             2005..........................  105.938%
             2006..........................  103.958%
             2007..........................  101.979%
             2008 and thereafter...........  100.000%

   In addition, at any time and from time to time prior to January 15, 2003, we may redeem in the aggregate up to 35% of the initially outstanding aggregate principal amount of the 2000 notes with the proceeds from one or more registered underwritten primary public offerings of common stock at a price of 111.875% of the principal amount of the 2000 notes so long as at least 65% of the original aggregate principal amount of the 2000 notes remains outstanding after each redemption. We do not intend to redeem any 2000 notes with the net proceeds of this offering.

   An event of default will occur under the 2000 indenture if, among other things:

  . any principal payment in excess of $10,000,000 with respect to indebtedness of Focal is not paid when due within any applicable grace period

  . our indebtedness is accelerated by its holders and the principal amount of the accelerated indebtedness exceeds $10,000,000

  . a court enters a final judgment against us in an uninsured or unindemnified aggregate amount in excess of $10,000,000, which is not discharged, waived, appealed, stayed, bonded or satisfied for a period of 60 consecutive days

   The 2000 indenture also contains restrictive covenants of the type contained in the 1998 indenture.

                        SHARES ELIGIBLE FOR FUTURE SALE

   After this offering, there will be 64,852,316 shares of common stock outstanding (based on the number of shares of common stock outstanding as of February 29, 2000 and assuming no exercise of outstanding options after that date). Of these shares, the 7,000,000 shares offered by this prospectus, together with the 11,442,500 shares we previously registered and sold to the public, will be freely transferable without restriction or further registration under the Securities Act, except for shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. In addition, approximately 45.8 million shares of our common stock are "restricted securities" under Rule 144 and may in the future be sold without registration under the Securities Act of 1933 to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act of 1933.

   Some holders of outstanding shares of our common stock may, under certain circumstances, include their shares in a registration statement filed by Focal for a public offering of common stock. Some existing stockholders also have the right to demand that we register their shares of common stock for resale. See "Description of Capital Stock--Registration Rights."

   In connection with the offering, Focal and the selling stockholders have agreed that, subject to specified exceptions, they will not offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock without the prior written consent of Salomon Smith Barney Inc. for a period of 90 days after the date of this prospectus. Salomon Smith Barney Inc. has sole discretion to release any of the shares subject to these lock-up agreements at any time without notice.

   In general, under Rule 144, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned "restricted securities" for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately 648,523 shares immediately after the offering (based on the number of shares of common stock outstanding as of February 29, 2000 and assuming no exercise of outstanding options after that date) or (ii) the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to the sale. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about Focal. Under Rule 144(k), a person who is not deemed to have been an affiliate of Focal at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Of the 64,852,316 shares of common stock outstanding immediately following the offering (based on the number of shares of common stock outstanding as of February 29, 2000 and assuming no exercise of stock options after that date), approximately 45.8 million shares will be eligible for sale under Rule 144, subject to the limitations described above. Of these shares, approximately 2.9 million shares will be eligible for sale under Rule 144(k) and approximately 45 million shares will be subject to lock-up agreements.

   As of April 3, we had granted options to purchase an aggregate of 7,787,257 shares of common stock to some of our officers, directors and employees under our equity incentive plans. Approximately 1,306,496 of the shares subject to these options are immediately exercisable and 6,480,761 of these shares will become exercisable at various times following completion of the offering, subject to conditions contained in our equity incentive plans and in the agreements covering the options. We have registered the sale of these shares. As a result, these shares may be freely traded unless they are subject to vesting restrictions, limitations on resale by "affiliates" under Rule 144 or the 90-day lock-up agreement described above.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK


   The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of Focal common stock applicable to non-U.S. holders. You are a "non-U.S. holder" for United States federal tax purposes if you are a beneficial owner of Focal common stock and are any of the following:

  . A nonresident alien individual as to the United States

  . A corporation (or other entity treated as a corporation under the United
    States Internal Revenue Code of 1986 and the Treasury Regulations thereunder) that is not created or organized under the laws of the United States or of any State

  . A partnership (or other entity treated as a partnership under the United
    States Internal Revenue Code of 1986 and the Treasury Regulations thereunder) that is not created or organized under the laws of the United States or of any State, except to the extent that future Treasury Regulations may otherwise provide

  . An estate that is not subject to United States federal income tax on a net income basis in respect of income or gain on the common stock

  . A trust, if its administration is not subject to the primary supervision of a United States court or with respect to which no United States persons (as defined in the United States Internal Revenue Code of 1986) have authority to control all substantial decisions of the trust

   If you are an individual who is not a United States citizen, you should be aware that the rules for determining whether you are a nonresident alien individual as to the United States (and thus subject to United States federal income and estate taxation as described below) or a resident alien individual (and thus subject to United States federal income and estate taxation in the same manner as a United States citizen) are highly complex. You may be a resident alien individual as to the United States for United States federal income tax purposes for any year if you are not a United States citizen and any of the following apply:

  . You are a lawful permanent resident of the United States at any time during the year

  . You have elected to be treated as a resident alien individual under the provisions of the United States Internal Revenue Code of 1986

  . You are physically present in the United States for at least 31 days during the year and a number of other conditions are satisfied

   For United States federal estate tax purposes, if you are not a United States citizen, you will be classified as a nonresident alien individual or as a resident alien individual according to your domicile. You should consult your own tax advisors regarding your status as a non-U.S. holder of Focal common stock.

   This discussion does not deal with all aspects of United States federal income and estate taxation and does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder in light of such holder's personal investment or tax position. In addition, it does not address the treatment of non-U.S. holders of Focal common stock under the laws of any state, local or non-United States taxing jurisdiction.

   This discussion is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, the Treasury Regulations promulgated thereunder, rulings and pronouncements of the United States Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time. Any of these changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly having an adverse effect on a beneficial owner of Focal common stock.

   You are urged to consult with your own tax advisors with regard to the application of the federal income and estate tax laws to your particular situation, as well as the applicability and effect of any state, local or non-United States tax laws to which you may be subject.

Dividends

   If you are a non-U.S. holder of Focal common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if so specified in an applicable income tax treaty. If, however, the dividends you receive are effectively connected with the conduct of a trade or business in the United States by you, or by a partnership, trust or estate that holds the common stock and of which you are a partner or beneficiary (and the dividends are attributable to a permanent establishment that is maintained by you or the partnership, trust or estate in the United States, if this further requirement must be met under the terms of an applicable income tax treaty as a condition for subjecting you to United States federal income taxation on a net income basis on the dividends), then the "effectively connected" dividends generally are not subject to withholding tax, provided that you satisfy a number of certification requirements. Instead, the effectively connected dividends are taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. In general, you will not be considered to be engaged in a trade or business in the United States solely as a result of your ownership of Focal common stock.

   Effectively connected dividends received by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

   Under currently effective United States Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has actual knowledge to the contrary, for purposes of the 30% withholding tax discussed above. Under current interpretations of these United States Treasury Regulations, this presumption that dividends paid to an address in a foreign country are paid to a resident of that country, unless the payor has actual knowledge to the contrary, also applies for purposes of determining whether a lower rate of withholding tax applies under an applicable income tax treaty.

   Under newly issued United States Treasury Regulations, which will generally apply to dividends paid after December 31, 2000 (the "final withholding regulations"), if you claim the benefit of a lower rate of withholding tax under an applicable income tax treaty, you must satisfy a number of certification requirements. In addition, in the case of Focal common stock held by a foreign partnership, the certification requirements generally will apply to the partners of the partnership, and the partnership itself will have to provide some information, including a United States taxpayer identification number. The final withholding regulations also provide look-through rules for tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing a refund claim with the Internal Revenue Service.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on any gain recognized on a sale or other disposition of Focal common stock unless:

  . The gain is effectively connected with the conduct of a trade or business in the United States by you, or by a partnership, trust or estate that holds the common stock and of which you are a partner or beneficiary (and the gain is attributable to a permanent establishment maintained by you or the partnership, trust or estate in the United States, if this further requirement must be met under the terms of an applicable income tax treaty as a condition for subjecting you to United States federal income taxation on a net income basis on gain from the sale or other disposition of the common stock)

  . You are an individual, you or a partnership, trust or estate of which you are a partner or beneficiary holds the common stock as a capital asset, and you are present in the United States for 183 or more days during the year of the sale or other disposition and several other conditions are satisfied

  . You are an individual who is a former citizen or long-term resident alien of the United States and are subject to tax pursuant to the provisions of the United States federal income tax laws applicable to United States expatriates

   or

  . Focal is or has been a "United States real property holding corporation" for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the total outstanding common stock of Focal (and you are not eligible for any exemption under an applicable income tax treaty)

   Focal has not been, is not and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

   Effectively connected gains are taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. Effectively connected gains recognized by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

Federal Estate Taxes

   Focal common stock owned by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes and thus may be subject to United States federal estate tax, at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   In general, United States information reporting requirements and backup withholding tax will not apply to dividends paid to you if you are either:

  . Subject to the 30% withholding tax discussed above

   or

  . Not subject to the 30% withholding tax because an applicable income tax treaty reduces or eliminates the withholding tax although dividend payments to you will be reported to the Internal Revenue Service for purposes of the withholding tax. See "--Dividends." If you do not meet either of these requirements for exemption and you fail to provide necessary information (including your United States taxpayer identification number) or otherwise establish your status as an "exempt recipient," you may be subject to backup withholding of United States federal income tax at a rate of 31% on dividends paid to you with respect to your Focal common stock.

   Under current law, Focal may generally treat dividends paid to a payee with an address outside the United States as exempt from backup withholding tax and information reporting requirements unless Focal has actual knowledge that the payee is a United States person. However, under the final withholding regulations, dividends paid after December 31, 2000 will generally be subject to backup withholding and information reporting unless a number of certification requirements are met. See "--Dividends" for the rules applicable to foreign partnerships under the final withholding regulations.

   United States information reporting requirements and backup withholding tax generally will not apply to a payment of the proceeds of a sale or other disposition of Focal common stock made outside the United States through an office outside the United States of a non-U.S. broker. However, United States information reporting requirements, but not backup withholding tax, will apply to a payment of the proceeds of a sale or other disposition of common stock made outside the United States through an office outside the United States of a broker that:

  . Is a United States person

  . Is a non-United States person who derives 50% or more of its gross income for a specified period preceding the year of the sale or other disposition from the conduct of a trade or business in the United States

  . Is a "controlled foreign corporation" as to the United States for United
    States federal income tax purposes

   or

  . With respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

   . one or more of its partners are United States persons, as defined in applicable Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership

    or

   . the foreign partnership is engaged in the conduct of a trade or business in the United States unless that broker has documentary evidence in its records that the holder or beneficial owner of the common stock disposed of is a non-U.S. holder (and the broker has no actual knowledge to the contrary), or the payee otherwise establishes its entitlement to an exemption.

   Payment of the proceeds of a sale or other disposition of Focal common stock through a United States office of a broker is subject to both United States information reporting requirements and backup withholding tax at the rate of 31% unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption.

   Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing a refund claim with the Internal Revenue Service.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and Focal and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter. Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are acting as joint bookrunning managers of the offering.

      Name                                                      Number of Shares
      ----                                                      ----------------
      Salomon Smith Barney Inc. ...............................
      Credit Suisse First Boston Corporation...................
      Goldman, Sachs & Co. ....................................
      Bear, Stearns & Co. Inc. ................................
      Donaldson, Lufkin & Jenrette Securities Corporation......
      Thomas Weisel Partners LLC...............................
                                                                   ---------
        Total..................................................
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of specific legal matters by counsel and to some other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Thomas Weisel Partners LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to selected dealers at the public offering
price less a concession not in excess of $        per share. The underwriters
may allow, and these dealers may reallow, a concession not in excess of
$        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering any over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   Focal and the selling stockholders have agreed that, subject to specified exceptions, for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the shares subject to these lock-up agreements at any time without notice.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and the full exercise of the underwriters' option to purchase additional shares of common stock.

                                                               Paid by
                                  Paid by Focal         Selling Stockholders
                            ------------------------- -------------------------
                            No Exercise Full Exercise No Exercise Full Exercise
                            ----------- ------------- ----------- -------------
      Per share............    $            $            $            $
      Total................    $            $            $            $

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of specific bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq Stock Market's National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Stock Market's National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

   Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq Stock Market's National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   Thomas Weisel Partners LLC, one of the representatives, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   We estimate that our total expenses of this offering will be $1,000,000.

   We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   Jones, Day, Reavis & Pogue in Chicago, Illinois will pass upon for Focal the validity of the shares of common stock offered under this prospectus. Swidler Berlin Shereff Friedman, LLP in Washington, D.C. will pass upon for Focal specific regulatory legal matters. Paul, Hastings, Janofsky & Walker LLP in New York, New York will pass upon specific legal matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements and schedules incorporated by reference in this registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement of which this prospectus forms a part. This registration statement, including the attached exhibits and schedules, contain additional relevant information about Focal and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit some of the information included in the registration statement from this prospectus.


   In addition, we have filed reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act. You may read and copy any of this information at the following locations of the Securities and Exchange Commission:

Public Reference Room 450  New York Regional Office   Chicago Regional Office
 Fifth Street, N.W. Room     7 World Trade Center     Citicorp Center 500 West
  1024 Washington, D.C.    Suite 1300 New York, New  Madison Street Suite 1400
          20549                   York 10048          Chicago, Illinois 60661-
                                                                2511

   You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities Exchange Act file number for our reports is 333-49397.

   The Securities and Exchange Commission also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, like Focal, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

   The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

   This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the Securities and Exchange Commission. They contain important information about us and our financial condition.

  . Our annual report on Form 10-K for our fiscal year ended December 31, 1999. This report contains our audited and consolidated financial statements for us and our subsidiaries as of December 31, 1998 and 1999 and the years ended December 31, 1997, 1998 and 1999.

  . The description of our common stock contained in our Registration
    Statement on Form 8-A.

  . All documents filed with the Securities and Exchange Commission by us under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be a part of this prospectus, effective the date such documents are filed.

   In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

   You can obtain any of the documents listed above from the Securities and Exchange Commission, through the Securities and Exchange Commission's Internet Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                        Focal Communications Corporation
                      200 North LaSalle Street, Suite 1100
                            Chicago, Illinois 60601
                                Attn: Secretary
                           Telephone: (312) 895-8400

   We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus forms a part. If you request any documents from us, we will mail them to you by first class mail, or other equally prompt means, within two business days after we receive your request.

                                   GLOSSARY

   Access charges--The charges paid by an IXC to a local exchange carrier for the origination or termination of the IXC's customer's long distance calls.

   Access line--A telephone line that connects a customer to the telephone company's central office switching equipment.

   Application service provider--A firm that offers a contractual service for deploying, hosting and managing software from a central facility.

   ATM (Asynchronous Transfer Mode)--High bandwidth, low-delay, connection-oriented, packet-like switching and multiplexing technique requiring 53-byte, fixed-sized cells.

   Backbone--An element of the network infrastructure that provides high-speed, high-capacity connections among the network's physical points of presence, i.e., connection points and service centers. The backbone is used to transport end user traffic across the metropolitan area and across the United States.

   Bandwidth--Refers to the maximum amount of data that can be transferred through a computer's backbone or communication channel in a given time. It is usually measured in Hertz, cycles per second, for analog communications and bits per second for digital communications.

   Broadband--A classification of the information capacity or bandwidth of a communications channel that allows large quantities of data to be transmitted or received simultaneously.

   Carrier--A telephone service provider.

   Central office--A carrier's facility where subscriber lines are joined to a switching office.

   Circuit--An electronic, radio or optical connection over which communications may occur.

   CLEC (competitive local exchange carrier)--A category of telephone service provider that offers services similar to the former monopoly local telephone company, as recently allowed by changes in telecommunications law and regulation. A CLEC may also provide other types of telecommunications services (long distance, Internet access, etc.)

   CLEC certification--Granted by a state public service commission or public utility commission, this allows a telecommunications service provider the legal standing to offer local exchange telephone services in direct competition with the ILEC and other CLECs. Such certifications are granted on a state-by-state basis.

   Colocation--A location where a carrier's or customer's equipment interconnects with the network of a carrier inside the carrier's facility. Colocation involves the placement of equipment, owned by customers or in some cases competitors, in a common facility operated by a communication provider or neutral party to provide more expedient interconnection between devices, increase reliability and reduce cost of operations and service. A colocation facility is a secure data center that houses networking and computer equipment.

   Content provider--A firm that delivers content, such as print, video or audio, over the Internet.

   Communications Act of 1934--Federal legislation that established rules for broadcast and nonbroadcast communications, both wireless and wired telephony.

   Copper line or loop--A pair of traditional copper telephone lines using electric current to carry signals.

   Data communications--Digital transmissions through wired or wireless networks, usually linking computers.

   Digital--Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to convey information, as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion, such as graininess or "snow," in the case of video transmission, or static or other background distortion in the case of audio transmission.

   DMS-500--A digital central office switch manufactured by Nortel Networks, that provides both local exchange switching (also known as a "class 5" switch) and long distance switching (also known as a "class 4" switch) in a single device.

   DSL (Digital Subscriber Line)--A transmission technology enabling high-speed access in the local copper loop, often for the last mile between the network service provider--i.e., an incumbent carrier, competitive carrier or an Internet service provider--and end user.

   DSLAM (Digital Subscriber Line Access Multiplexer)--A multiplexer which houses individual circuit cards used to provide DSL service.

   DS-0, DS-1, DS-3--Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of up to 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second. DS-0 is also equivalent to one standard telephone line.

   FCC (Federal Communications Commission)--The United States government federal regulatory agency with the authority to regulate all interstate and international communications media (i.e., radio, television, wire, etc.) originating or terminating in the United States.

   Fiber transport--A physical facility carrying optical signals over fiber cable.

   ILEC (incumbent local exchange carrier)--A company historically providing local telephone service. Often refers to one of the RBOCs or GTE.

   Interconnection--The physical and logical connection of two operators' networks, thereby allowing users and customers of one system to connect or communicate with users and customers of the other, or to access services provided from the other system.

   Interconnection agreement--A contract between an ILEC and a CLEC for the interconnection of the ILEC's and CLEC's networks, for the purpose of mutual passing of traffic between the networks, allowing customers of one of the networks to call users served by the other network. These agreements set out the financial and operational aspects of such interconnection.

   IP (Internet Protocol)--The suite of data communications protocols, or rules, upon which the Internet is based. IP enables a packet of information to travel through multiple networks to get to its ultimate destination.

   ISP (Internet Service Provider)--A company that provides its customers with access to the Internet.

   IXC (Interexchange Carrier)--A provider of telecommunications services between exchanges, or cities; also called long distance carrier. A long distance carrier may offer services over its own or another carrier's facilities.

   LAN or local area network--An intraoffice communication system usually used to provide data transmission in addition to voice transmission. A network allowing the interconnection and intercommunication of a group of computers, primarily for the sharing of resources and exchange of information (e.g., e-mail).

   Local exchange--An area inside of which telephone calls are generally completed without any toll or long distance charges. Local exchange areas are defined by the state regulator of telephone services.

   LNP (Local number portability)--A technique that allows local exchange service customers of an ILEC to keep their existing telephone number, while moving their service to a CLEC.

   Minutes of use--A measure of time during which a telecommunications circuit is maintained.

   Modem--An abbreviation of Modulator-Demodulator. An electronic signal-conversion device used to convert digital signals from a computer to analog form for transmission over the telephone network. At the transmitting end, a modem working as a modulator converts the computer's digital signals into analog signals that can be transmitted over a telephone line. At the receiving end, another modem working as a demodulator converts analog signals back into digital signals and sends them to the receiving computer.

   MSA (metropolitan statistical area)--A contiguous, geographic area, which has a population of at least 50,000, defined by the United States government as having a substantial economic community of interest.

   Multiplexing--An electronic or optical process that combines several lower speed transmission signals into one higher speed signal.

   Network--An integrated system composed of switching equipment and transmission facilities designed to provide for the direction, transport and recording of telecommunications traffic.

   Network access point/metropolitan access exchange (NAP/MAE)--A junction point for major Internet service providers to interconnect with each other and exchange traffic across their networks. Network access points are also known as Internet exchanges (IXs). Connection at one or more network access points implies being connected to the greater Internet.

   Packets--Discrete and logical groupings of information.

   Peering--An arrangement whereby two autonomous networks exchange traffic, generally using the IP protocol. When a backbone provider receives data traffic that is not destined for one of its own customers, it must route it to another backbone provider--either at a public network access point or a private peering point--to complete the transmission on the Internet.

   Private peering--Partly due to congestion at public network access points, many ISPs formed private agreements with each other to interconnect with each other directly via dedicated circuits.

   Reciprocal Compensation--The compensation paid by one carrier to send traffic to another carrier's network.

   RBOC (Regional Bell Operating Company)--The four remaining local telephone companies (formerly part of AT&T) established as a result of the AT&T divestiture decree. These include BellSouth, Bell Atlantic, U S WEST and SBC.

   Router--A device that accepts the Internet Protocol from a local area network or another wide area network device and switches/routes Internet Protocol packets across a network backbone. Some routers also provide protocol conversion services to transfer Internet Protocol packets over frame relay, Asynchronous Transfer Mode, and other backbone network services.

   Switch--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. The DMS-500 by Nortel Networks is an example of a switch.

   Switched services--Transmission of switched calls through the local switched network.

   T-1--A digital communications circuit operating at a speed of 1.5 Mbps, also known as a DS-1 (digital signaling level one) and equivalent to 24 DS-0s.

   Time Division Multiplexing--An electronic process that combines multiple communications channels onto a single, higher-speed channel by interleaving portions of each in a consistent manner over time.

   Transit--A form of traffic exchange between two networks where one network will use the other network to transmit IP packets to their final destination. In a transit relationship, should the final destination not exist on the transit provider's network, the transit provider will use its own transit or peering relationships to deliver the data to other networks.

   Trunk or trunking--A circuit between two switches.

   VARs (value-added resellers)--Organizations that purchase telecommunications services on a wholesale basis, generally combine it with other products and services, and sell the resulting package of services to an end user.

   WAN (wide area network)--A remote computer communications system that is networked to allow file sharing among geographically distributed work groups, usually over a long distance. WANs typically use links provided by local telephone companies.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 Shares

                        Focal Communications Corporation

                                  Common Stock

[Logo of FOCAL]

                               ----------------

                                   PROSPECTUS

                                         , 2000

                               ----------------

                              Salomon Smith Barney

                           Credit Suisse First Boston

                              Goldman, Sachs & Co.

                            Bear, Stearns & Co. Inc.

                          Donaldson, Lufkin & Jenrette

                           Thomas Weisel Partners LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses, to be paid solely by Focal, in connection with the distribution of the securities being registered:

      Securities and Exchange Commission registration fee........... $   98,822
      NASD filing fee...............................................     30,500
      Nasdaq National Market listing fee............................     17,500
      Printing expenses.............................................    400,000
      Accounting fees and expenses..................................     25,000
      Legal fees and expenses.......................................    280,000
      Miscellaneous expenses........................................    148,178
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

Item 15. Indemnification of Directors and Officers.

   Delaware General Corporation Law. Focal has statutory authority to indemnify the officers and directors. The applicable provisions of the DGCL state that, to the extent such person is successful on the merits or otherwise, a corporation may indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise ("such Person"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Person, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In any threatened, pending or completed action by or in the right of the corporation, a corporation also may indemnify any such Person for costs actually and reasonably incurred by him in connection with that action's defense or settlement, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; however, no indemnification shall be made with respect to any claim, issue or matter as to which such Person shall have been adjudged to be liable to the corporation, unless and only to the extent that a court shall determine that such indemnity is proper.

   Under the applicable provisions of the DGCL, any indemnification shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made:

      (1) By the board of directors by a majority vote of directors who are not parties to such action, suit or proceeding, even if less than a quorum;

      (2) By a committee of directors designated by a majority vote of directors who are not parties to such action, suit or proceeding, even if less than a quorum;

      (3) If there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion; or

      (4) By the stockholders.

   Focal's certificate of incorporation provides for indemnification to the full extent permitted by the laws of the State of Delaware against and with respect to threatened, pending or completed actions, suits or proceedings arising from or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of Focal or of any subsidiary of Focal or of any other corporation, partnership, joint venture, trust or other enterprise which he has served in such capacity at the request of Focal if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of Focal.

Item 16. Exhibits and Financial Statement Schedules.

   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
      1.1    Form of Underwriting Agreement.+

      1.2    Purchase Agreement with Salomon Smith Barney Inc., Donaldson,
             Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co.
             Incorporated, TD Securities (USA) Inc. and Banc of America
             Securities LLC, dated January 7, 2000.+

      2.1    Plan of Reorganization and Agreement by and among Focal
             Communications Corporation and its Subsidiaries, dated June 12,
             1997. (Incorporated by reference to Exhibit No. 2.1 of Focal's
             Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission on April 3, 1998, as amended
             (Registration No. 333-49397) (the "S-4"))

      3.1    Form of Amended and Restated Certificate of Incorporation.
             (Incorporated by reference to Exhibit No. 3.3 of Focal's
             Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on May 7, 1999, as amended
             (Registration No. 333-77995) (the "S-1"))

      3.2 Form of Amended and Restated By-Laws. (Incorporated by reference to Exhibit No. 3.5 of the S-1)

      4.1    Indenture with Harris Trust and Savings Bank, dated February 18,
             1998. (Incorporated by reference to Exhibit No. 4.1 of the S-4)

      4.2 Initial Global 12.125% Senior Discount Note Due February 15, 2008, dated February 18, 1998. (Incorporated by reference to Exhibit No.
             4.2 of the S-4)

      4.3    Stock Purchase Agreement with Madison Dearborn Capital Partners,
             L.P., Frontenac VI, L.P., Battery Ventures III, L.P., Brian F.
             Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor Jr., dated November 27, 1996. (Incorporated by reference to Exhibit No.
             4.5 of the S-4)

      4.4    Amendment No. 1 to Stock Purchase Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor Jr., dated January 23, 1998. (Incorporated by reference to
             Exhibit No. 4.6 of the S-4)

      4.5    Amendment No. 2 to Stock Purchase Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.8 to Focal's Quarterly Report on Form
             10-Q for the period ending September 30, 1998, originally filed with the Securities and Exchange Commission on November 16, 1998
             (the "3rd Quarter 1998 10-Q"))

      4.6    Vesting Agreement with Madison Dearborn Capital Partners, L.P.,
             Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated as of November 27, 1996. (Incorporated by reference to Exhibit No. 4.1 of the 3rd Quarter 1998 10-Q)

      4.7    Vesting Agreement with Frontenac VI, L.P., Brian F. Addy, John R.
             Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated as of
             November 27, 1996. (Incorporated by reference to Exhibit No. 4.2 of the 3rd Quarter 1998 10-Q)


   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
      4.8    Vesting Agreement with Battery Ventures III, L.P., Brian F. Addy,
             John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated as of November 27, 1996. (Incorporated by reference to Exhibit No.
             4.3 of the 3rd Quarter 1998 10-Q)

      4.9    Amendment No. 1 to Vesting Agreement and Consent as of August 21,
             1998, between Focal Communications Corporation with Madison
             Dearborn Capital Partners, L.P., Frontenac VI, L.P., Battery
             Ventures III, L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated as of August 21, 1998.
             (Incorporated by reference to Exhibit No. 4.4 of the 3rd Quarter
             1998 10-Q)

      4.10   Amendment No. 1 to Vesting Agreement and Consent as of August 21,
             1998, between Focal Communications Corporation with Madison
             Dearborn Capital Partners, L.P., Frontenac VI, L.P., Battery
             Ventures III, L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated as of August 21, 1998.
             (Incorporated by reference to Exhibit No. 4.5 of the 3rd Quarter
             1998 10-Q)

      4.11   Amendment No. 1 to Vesting Agreement and Consent as of August 21,
             1998, between Focal Communications Corporation with Madison
             Dearborn Capital Partners, L.P., Frontenac VI, L.P., Battery
             Ventures III, L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated as of August 21, 1998.
             (Incorporated by reference to Exhibit No. 4.6 of the 3rd Quarter
             1998 10-Q)

      4.12 Form of Restricted Stock Agreement, dated September 30, 1998 between Focal Communications Corporation and each of Brian F.
             Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr.
             (Incorporated by reference to Exhibit No. 4.7 of the 3rd Quarter
             1998 10-Q)

      4.13   Stockholders Agreement with Madison Dearborn Capital Partners,
             L.P., Frontenac VI, L.P., Battery Ventures III, L.P., Brian F.
             Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated November 27, 1996. (Incorporated by reference to Exhibit No.
             4.11 of the S-4)

      4.14   Amendment No. 1 to Stockholders Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated as of July 7, 1998. (Incorporated by reference to Exhibit No. 4.9 of the 3rd Quarter 1998 10-Q)

      4.15   Amendment No. 2 to Stockholders Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.10 of the 3rd Quarter 1998 10-Q)

      4.16   Amendment No. 3 to Stockholders Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated February 16, 1999. (Incorporated by reference to Exhibit No. 4.16 of Focal's Annual Report on Form 10-K for the year ended December 31, 1998, originally filed with the Securities and Exchange Commission on March 31, 1999, as amended. (the "1998
             10-K"))

      4.17   Amendment No. 4 to Stockholders Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty, and Robert
             C. Taylor, Jr., dated May 21, 1999. (Incorporated by reference to
             Exhibit No. 4.27 of the S-1)


   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
     4.18    Executive Stock Agreement and Employment Agreement with Brian F.
             Addy, dated November 27, 1996. (Incorporated by reference to
             Exhibit No. 4.12 of the S-4) #

     4.19    Executive Stock Agreement and Employment Agreement with John R.
             Barnicle, dated November 27, 1996. (Incorporated by reference to
             Exhibit No. 4.13 of the S-4) #

     4.20    Executive Stock Agreement and Employment Agreement with Joseph A.
             Beatty, dated November 27, 1996. (Incorporated by reference to
             Exhibit No. 4.14 of the S-4) #

     4.21    Executive Stock Agreement and Employment Agreement with Robert C.
             Taylor, Jr., dated November 27, 1996. (Incorporated by reference to Exhibit No. 4.15 of the S-4) #

     4.22    Amendment No. 1 to Executive Employment Agreement and Consent with
             Brian F. Addy, dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.11 of the 3rd Quarter 1998 10-Q) #

     4.23    Amendment No. 1 to Executive Employment Agreement and Consent with
             John R. Barnicle, dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.12 of the 3rd Quarter 1998 10-Q) #

     4.24    Amendment No. 1 to Executive Employment Agreement and Consent with
             Joseph Beatty, dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.13 of the 3rd Quarter 1998 10-Q) #

     4.25    Amendment No. 1 to Executive Employment Agreement and Consent with
             Robert C. Taylor, Jr., dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.14 of the 3rd Quarter 1998 10-Q) #

     4.26    Registration Agreement with Madison Dearborn Capital Partners,
             L.P., Frontenac VI, L.P., Battery Ventures III, L.P., Brian F.
             Addy, John R. Barnicle, Joseph Beatty and Robert C. Taylor, Jr., dated November 27, 1996. (Incorporated by reference to Exhibit No.
             4.16 of the S-4)

     4.27    Amendment No. 1 to Registration Agreement with Madison Dearborn
             Capital Partners, L.P., Frontenac VI, L.P., Battery Ventures III,
             L.P., Brian F. Addy, John R. Barnicle, Joseph Beatty and Robert C.
             Taylor, Jr., dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 4.15 of the 3rd Quarter 1998 10-Q)

     4.28    Indenture with Harris Trust and Savings Bank, dated January 12,
             2000.+

     4.29    Form of 11 7/8% Senior Note due January 15, 2010 No. 1 (CUSIP No.
             344155AD8).+

     4.30    Form of 11 7/8% Senior Note due January 15, 2010 No. 2 (CUSIP No.
             U3143AB4).+

     4.31    Exchange and Registration Agreement with Salomon Smith Barney
             Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan
             Stanley & Co. Incorporated, TD Securities (USA) Inc. and Banc of
             America Securities LLC, dated January 12, 2000.+


     4.32    Restricted Shares Agreement with Michael L. Mael, effective as of
             January 31, 2000. #+

   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
      5.1    Opinion of Jones, Day, Reavis & Pogue.+

     10.1    Interconnection Agreement with Ameritech Information Industry
             Services, dated October 28, 1996. (Incorporated by reference to
             Exhibit No. 10.1 of the S-4)

     10.2    Interconnection Agreement with Ameritech Information Industry
             Services, dated October 31, 1997. (Incorporated by reference to
             Exhibit No. 10.2 of the S-4)

     10.3    Interconnection Agreement with New York Telephone Company, dated
             November 10, 1997. (Incorporated by reference to Exhibit No. 10.3 of the S-4)

     10.4    Amended and Restated Interconnection Agreement with Ameritech
             Information Industry Services, dated March 16, 1998. (Incorporated by reference to Exhibit No. 10.4 of the 1998 S-4)

     10.5    Interconnection Agreement with Bell Atlantic-Pennsylvania, dated
             April 27, 1998. (Incorporated by reference to Exhibit No. 10.26 of the S-4)

     10.6    Interconnection Agreement with Bell Atlantic-Delaware, dated April
             27, 1998. (Incorporated by reference to Exhibit No. 10.25 of the
             S-4)

     10.7    Interconnection Agreement with Bell Atlantic-New Jersey, dated
             April 27, 1998. (Incorporated by reference to Exhibit No. 10.24 of the S-4)

     10.8    Interconnection Agreement with GTE-California, dated June 12,
             1998. (Incorporated by reference to Exhibit No. 10.23 of the S-4)

     10.9    Interconnection Agreement with Pacific Bell, dated June 15, 1998.
             (Incorporated by reference to Exhibit No. 10.22 of the S-4)

     10.10 Interconnection Agreement with Bell Atlantic-District of Columbia, dated October 1, 1998. (Incorporated by reference to Exhibit No.
             10.1 to Focal's Quarterly Report on Form 10-Q for the period ended
             March 31, 1999, originally filed with the Securities and Exchange
             Commission on May 7, 1999, as amended. (the "1st Quarter 1999 10-
             Q"))

     10.11   Interconnection Agreement with Bell Atlantic-Maryland, dated
             October 2, 1998. (Incorporated by reference to Exhibit No. 10.2 to the 1st Quarter 1999 10-Q)

     10.12   Interconnection Agreement with Bell Atlantic-Virginia, dated
             October 2, 1998. (Incorporated by reference to Exhibit No. 10.3 to the 1st Quarter 1999 10-Q)

     10.13   Interconnection Agreement with U S WEST, dated January 15, 1999.
             (Incorporated by reference to Exhibit No. 10.4 to the 1st Quarter
             1999 10-Q)

     10.14   Interconnection Agreement with Ameritech Information Industry
             Services, on behalf of and as agent for Ameritech Michigan, dated
             February 10, 1999. (Incorporated by reference to Exhibit No. 10.5 to the 1st Quarter 1999 10-Q)

     10.15   Interconnection Agreement with Bell Atlantic-Massachusetts dated
             February 15, 1999. (Incorporated by reference to Exhibit No. 10.6 to the 1st Quarter 1999 10-Q)

     10.16   First Amendment to the Interconnection Agreement with Ameritech
             Information Industry Services, dated September 8, 1998.
             (Incorporated by reference to Exhibit No. 10.1 of the 3rd Quarter
             1998 10-Q)

     10.17 Network Products Purchase Agreement with Northern Telecom Inc., dated January 21, 1997. (Incorporated by reference to Exhibit No.
             10.5 of the S-4)*

     10.18 Amendments No. 1 and No. 2 to Network Products Purchase Agreement with Northern Telecom Inc., both dated March 6, 1998.
             (Incorporated by reference to Exhibit No. 10.6 of the S-4)*


   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
     10.19   Amendment No. 3 to Network Products Purchase Agreement with
             Northern Telecom Inc., dated March 25, 1999. (Incorporated by reference to Exhibit No. 10.7 to the 1st Quarter 1999 10-Q)*

     10.20   Software License with DPI/TFS, Inc., dated April 10, 1997.
             (Incorporated by reference to Exhibit No. 10.17 of the S-4)*

     10.21   Second Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated November 15, 1997. (Incorporated by reference to Exhibit No. 10.9 of the S-4)

     10.22   Lease Agreement for property located at 200 North LaSalle,
             Chicago, IL, dated December 31, 1996. (Incorporated by reference to Exhibit No. 10.7 of the S-4)

     10.23   First Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated May 14, 1997. (Incorporated by reference to Exhibit No. 10.8 of the S-4)

     10.24   Loan and Security Agreement with NTFC Capital Corporation, dated
             December 30, 1998. (Incorporated by reference to Exhibit No. 10.17 of the 1998 10-K)*

     10.25   Amendment No. 1 to Loan and Security Agreement with NTFC Capital
             Corporation, dated as of April 15, 1999. (Incorporated by reference to Exhibit No. 10.25 of the S-1)

     10.26   Purchase Agreement with XCOM Technologies, Inc., dated January 6,
             1999. (Incorporated by reference to Exhibit No. 10.8 to the 1st
             Quarter 1999 10-Q)*

     10.27   Third Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated March 2, 1998. (Incorporated by reference to Exhibit No. 10.10 of the S-4)

     10.28   Fourth Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated April 4, 1998. (Incorporated by reference to Exhibit No. 10.18 of the S-4)

     10.29   Fifth Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated October 14, 1998. (Incorporated by reference to Exhibit No. 10.9 to the 1st Quarter 1999 10-Q)

     10.30   Sixth Amendment to Lease Agreement for property located at 200
             North LaSalle, Chicago, IL, dated February 18, 1999. (Incorporated by reference to Exhibit No. 10.10 to the 1st Quarter 1999 10-Q)

     10.31 Lease Agreement for property located at 32 Old Slip, New York, NY, dated May 20, 1997. (Incorporated by reference to Exhibit No.
             10.11 of the S-4)

     10.32   Lease Agreement for property located at 650 Townsend Street, San
             Francisco, CA, dated January 26, 1998. (Incorporated by reference to Exhibit No. 10.12 of the S-4)

     10.33   First Amendment to Lease Agreement for property located at 650
             Townsend Street, San Francisco, CA, dated March 3, 1998.
             (Incorporated by reference to Exhibit No. 10.11 to the 1st Quarter
             1999 10-Q)

     10.34   Second Amendment to Lease Agreement for property located at 650
             Townsend Street, San Francisco, CA, dated June 16, 1998.
             (Incorporated by reference to Exhibit No. 10.12 to the 1st Quarter
             1999 10-Q)

     10.35   Third Amendment to Lease Agreement for property located at 650
             Townsend Street, San Francisco, CA, dated February 16, 1999.
             (Incorporated by reference to Exhibit No. 10.13 to the 1st Quarter
             1999 10-Q)


   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
     10.36   Lease Agreement for property located at 701 Market Street,
             Philadelphia, Pennsylvania, dated March 10, 1998. (Incorporated by reference to Exhibit No. 10.13 of the S-4)

     10.37   Lease Agreement for property located at 1120 Vermont Avenue, NW,
             Washington, D.C., dated as of May 4, 1998. (Incorporated by reference to Exhibit No. 10.19 of the S-4)

     10.38   First Amendment to Lease Agreement for property located at 1120
             Vermont, NW, Washington, D.C., dated July 23, 1998. (Incorporated by reference to Exhibit No. 10.6 of the 3rd Quarter 1998 10-Q)

     10.39   Lease Agreement for property located at 1200 West Seventh Street,
             Los Angeles, California, dated as of May 19, 1998. (Incorporated by reference to Exhibit No. 10.20 of the 1998 S-4)

     10.40   First Amendment to Lease Agreement for property located at 1200
             West 7th Street, Los Angeles, CA, dated July 8, 1998.
             (Incorporated by reference to Exhibit No. 10.5 of the 3rd Quarter
             1998 10-Q)

     10.41   Lease Agreement for property located at 1511 6th Avenue, Seattle,
             WA, dated August 7, 1998. (Incorporated by reference to Exhibit
             No. 10.2 of the 3rd Quarter 1998 10-Q)

     10.42   Lease Agreement for property located at 23800 West Ten Mile Road,
             Southfield, MI, dated August 31, 1998. (Incorporated by reference to Exhibit No. 10.3 of the 3rd Quarter 1998 10-Q)

     10.43   Lease Agreement for property located at One Penn Plaza, New York,
             NY, dated September 25, 1998. (Incorporated by reference to
             Exhibit No. 10.4 of the 3rd Quarter 1998 10-Q)

     10.44   Lease Agreement for property located at 1950 Stemmons Freeway,
             Dallas, TX, dated December 15, 1998. (Incorporated by reference to
             Exhibit No. 10.14 to the 1st Quarter 1999 10-Q)

     10.45   Lease Agreement for property located at One Main Street,
             Cambridge, MA, dated January 6, 1999. (Incorporated by reference to Exhibit No. 10.15 to the 1st Quarter 1999 10-Q)

     10.46   Lease Agreement for property located at 250 Williams Street,
             Atlanta, GA, dated February 5, 1999. (Incorporated by reference to
             Exhibit No. 10.16 to the 1st Quarter 1999 10-Q)

     10.47   Lease Agreement for property located at Christopher Columbus Drive
             & Washington Street, Jersey City, NJ, dated February 19, 1999.
             (Incorporated by reference to Exhibit No. 10.17 to the 1st Quarter
             1999 10-Q)

     10.48   Employment Agreement with Renee M. Martin, dated March 20, 1998.
             (Incorporated by reference to Exhibit No. 10.16 of the S-4) #

     10.49   Amendment No. 1 to Executive Employment Agreement with Renee M.
             Martin, dated as of August 21, 1998. (Incorporated by reference to Exhibit No. 10.10 of the 3rd Quarter 1998 10-Q) #

     10.50   1997 Nonqualified Stock Option Plan, amended and restated as of
             August 21, 1998. (Incorporated by reference to Exhibit No. 10.7 of the 3rd Quarter 1998 10-Q) #


   (A) Exhibits

     Exhibit
     Number                          Exhibit Description
     -------                         -------------------
     10.51   Amendment to 1997 Nonqualified Stock Option Plan (amended and restated as of August 21, 1998), dated as of May 21, 1999.
             (Incorporated by reference to Exhibit No. 10.58 of the S-1) #

     10.52 Form of Amended and Restated Stock Option Agreement. (Incorporated by reference to Exhibit No. 10.33 of the 1998 10-K) #

     10.53 1998 Equity and Performance Incentive Plan. (Incorporated by reference to Exhibit No. 10.8 of the 3rd Quarter 1998 10-Q) #

     10.54 1998 Equity Plan for Non-Employee Directors. (Incorporated by reference to Exhibit No. 10.9 of the 3rd Quarter 1998 10-Q) #

     10.55   Agreement for Sale of Real Property between Focal Communications
             Corporation and United Air Lines, Inc., dated August 13, 1998.
             (Incorporated by reference to Exhibit No. 10.36 of the 1998 10-K)

     10.56   IRU Agreement dated April 28, 1999, by and between Focal Financial
             Services, Inc. and Level 3 Communications, LLC. (Incorporated by reference to Exhibit No. 10.55 of the S-1)*

     10.57   Private Line Service Agreement, dated May 4, 1999, by and between
             Focal Communications Corporation and WorldCom Technologies, Inc.
             (Incorporated by reference to Exhibit No. 10.56 of the S-1)*

     10.58   Fiber Optic Network leased Fiber Agreement between Metromedia
             Fiber Network Services, Inc. and Focal Financial Services, Inc., dated as of May 24, 1999. (Incorporated by reference to Exhibit
             No. 10.57 of the S-1)*

     10.59   Executive Employment Agreement with Michael L. Mael, dated as of
             January 8, 2000. #+

     21.1    Subsidiaries of the Registrant.

     23.1    Consent of Arthur Andersen LLP.

     23.2 Consent of Jones, Day, Reavis & Pogue. (included as part of its opinion filed as Exhibit 5.1)+

     24.1    Powers of Attorney.

--------
* Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment, and the omitted portions have been filed separately with the Securities and Exchange Commission.
#  Management Contract or Compensatory Plan
+To be filed by amendment

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, office or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

      (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 10, 2000.

                                          Focal Communications Corporation

                                                /s/ Robert C. Taylor, Jr.
                                          By: _________________________________
                                                    Robert C. Taylor, Jr.
                                                President and Chief Executive
                                                           Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 10, 2000.

                 Signature                                   Title(s)
                 ---------                                   --------


       /s/ Robert C. Taylor, Jr.            President, Chief Executive Officer and
___________________________________________   Director
           Robert C. Taylor, Jr.              (Principal Executive Officer)

         /s/ John R. Barnicle               Executive Vice President, Chief Operating
___________________________________________   Officer and Director
             John R. Barnicle

         /s/ Joseph A. Beatty               Executive Vice President and Chief
___________________________________________   Financial
             Joseph A. Beatty                 Officer (Principal Financial Officer)

        /s/ Gregory J. Swanson              Controller (Principal Accounting Officer)
___________________________________________
             Gregory J. Swanson

      /s/ James E. Crawford, III*           Director
___________________________________________
          James E. Crawford, III

        /s/ John A. Edwardson*              Director
___________________________________________
             John A. Edwardson

         /s/ Paul T. Finnegan*              Director
___________________________________________
             Paul T. Finnegan

        /s/ Richard D. Frisbie*             Director
___________________________________________
            Richard D. Frisbie

       /s/ James N. Perry, Jr.*             Director
___________________________________________
            James N. Perry, Jr.

        /s/ Paul G. Yovovich *              Director
___________________________________________
             Paul G. Yovovich

--------
   * Signed by Joseph A. Beatty pursuant to a power of attorney filed as an exhibit to this registration statement.

                                 EXHIBIT INDEX

  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------
  1.1      Form of Underwriting Agreement.            To be filed by amendment

  1.2      Purchase Agreement with Salomon Smith      To be filed by amendment
           Barney Inc., Donaldson, Lufkin &
           Jenrette Securities Corporation, Morgan
           Stanley & Co. Incorporated, TD
           Securities (USA) Inc. and Banc of
           America Securities LLC, dated January 7,
           2000.
  2.1      Plan of Reorganization and Agreement by    Incorporated by reference
           and among Focal Communications
           Corporation and its Subsidiaries, dated
           June 12, 1997.

  3.1      Form of Amended and Restated Certificate   Incorporated by reference
           of Incorporation.

  3.2      Form of Amended and Restated By-Laws.      Incorporated by reference

  4.1      Indenture with Harris Trust and Savings    Incorporated by reference
           Bank, dated February 18, 1998.

  4.2      Initial Global 12.125% Senior Discount     Incorporated by reference
           Note Due February 15, 2008, dated
           February 18, 1998.

  4.3      Stock Purchase Agreement with Madison      Incorporated by reference
           Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor Jr., dated November 27, 1996.

  4.4      Amendment No. 1 to Stock Purchase          Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor Jr., dated January
           23, 1998.

  4.5      Amendment No. 2 to Stock Purchase          Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor, Jr., dated as of
           August 21, 1998.

  4.6      Vesting Agreement with Madison Dearborn    Incorporated by reference
           Capital Partners, L.P., Brian F. Addy,
           John R. Barnicle, Joseph Beatty and
           Robert C. Taylor, Jr., dated as of
           November 27, 1996.

  4.7      Vesting Agreement with Frontenac VI,       Incorporated by reference
           L.P., Brian F. Addy, John R. Barnicle,
           Joseph Beatty and Robert C. Taylor, Jr.,
           dated as of November 27, 1996.

  4.8      Vesting Agreement with Battery Ventures    Incorporated by reference
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor, Jr., dated as of November 27,
           1996.

  4.9      Amendment No. 1 to Vesting Agreement and   Incorporated by reference
           Consent as of August 21, 1998, between
           Focal Communications Corporation with
           Madison Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor, Jr., dated as of August 21,
           1998.


  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------
 4.10      Amendment No. 1 to Vesting Agreement and   Incorporated by reference
           Consent as of August 21, 1998, between
           Focal Communications Corporation with
           Madison Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor, Jr., dated as of August 21,
           1998.

 4.11      Amendment No. 1 to Vesting Agreement and   Incorporated by reference
           Consent as of August 21, 1998, between
           Focal Communications Corporation with
           Madison Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor, Jr., dated as of August 21,
           1998.

 4.12      Form of Restricted Stock Agreement,        Incorporated by reference
           dated September 30, 1998 between Focal
           Communications Corporation and each of
           Brian F. Addy, John R. Barnicle, Joseph
           Beatty and Robert C. Taylor, Jr.

 4.13      Stockholders Agreement with Madison        Incorporated by reference
           Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor Jr., dated November 27, 1996.

 4.14      Amendment No. 1 to Stockholders            Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor, Jr., dated as of
           July 7, 1998.

 4.15      Amendment No. 2 to Stockholders            Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor, Jr., dated as of
           August 21, 1998.

 4.16      Amendment No. 3 to Stockholders            Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor, Jr., dated
           February 16, 1999.

 4.17      Amendment No. 4 to Stockholders            Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty,
           and Robert C. Taylor, Jr., dated May 21,
           1999.

 4.18      Executive Stock Agreement and Employment   Incorporated by reference
           Agreement with Brian F. Addy, dated
           November 27, 1996. #

 4.19      Executive Stock Agreement and Employment   Incorporated by reference
           Agreement with John R. Barnicle, dated
           November 27, 1996. #

 4.20      Executive Stock Agreement and Employment   Incorporated by reference
           Agreement with Joseph A. Beatty, dated
           November 27, 1996. #

 4.21      Executive Stock Agreement and Employment   Incorporated by reference
           Agreement with Robert C. Taylor, Jr.,
           dated November 27, 1996. #

 4.22      Amendment No. 1 to Executive Employment    Incorporated by reference
           Agreement and Consent with Brian F.
           Addy, dated as of August 21, 1998. #

  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------

  4.23     Amendment No. 1 to Executive Employment    Incorporated by reference
           Agreement and Consent with John R.
           Barnicle, dated as of August 21, 1998. #

  4.24     Amendment No. 1 to Executive Employment    Incorporated by reference
           Agreement and Consent with Joseph
           Beatty, dated as of August 21, 1998. #

  4.25     Amendment No. 1 to Executive Employment    Incorporated by reference
           Agreement and Consent with Robert C.
           Taylor, Jr., dated as of August 21,
           1998. #

  4.26     Registration Agreement with Madison        Incorporated by reference
           Dearborn Capital Partners, L.P.,
           Frontenac VI, L.P., Battery Ventures
           III, L.P., Brian F. Addy, John R.
           Barnicle, Joseph Beatty and Robert C.
           Taylor Jr., dated November 27, 1996.

  4.27     Amendment No. 1 to Registration            Incorporated by reference
           Agreement with Madison Dearborn Capital
           Partners, L.P., Frontenac VI, L.P.,
           Battery Ventures III, L.P., Brian F.
           Addy, John R. Barnicle, Joseph Beatty
           and Robert C. Taylor, Jr., dated as of
           August 21, 1998.

  4.28     Indenture with Harris Trust and Savings    To be filed by amendment
           Bank, dated January 12, 2000.

  4.29     Form of 11 7/8% Senior Note due January    To be filed by amendment
           15, 2010 No. 1 (CUSIP No. 344155AD8).

  4.30     Form of 11 7/8% Senior Note due January    To be filed by amendment
           15, 2010 No. 2 (CUSIP No. U3143AB4).

  4.31     Exchange and Registration Agreement with   To be filed by amendment
           Salomon Smith Barney Inc., Donaldson,
           Lufkin & Jenrette Securities
           Corporation, Morgan Stanley & Co.
           Incorporated, TD Securities (USA) Inc.
           and Banc of America Securities LLC,
           dated January 12, 2000.

  4.32     Restricted Shares Agreement with Michael   To be filed by amendment
           L. Mael, effective as of January 31,
           2000. #

  5.1      Opinion of Jones, Day, Reavis & Pogue.     To be filed by amendment

 10.1      Interconnection Agreement with Ameritech   Incorporated by reference
           Information Industry Services, dated
           October 28, 1996.

 10.2      Interconnection Agreement with Ameritech   Incorporated by reference
           Information Industry Services, dated
           October 31, 1997.

 10.3      Interconnection Agreement with New York    Incorporated by reference
           Telephone Company, dated November 10,
           1997.

 10.4      Amended and Restated Interconnection       Incorporated by reference
           Agreement with Ameritech Information
           Industry Services, dated March 16, 1998.

 10.5      Interconnection Agreement with Bell        Incorporated by reference
           Atlantic-Pennsylvania, dated April 27,
           1998.

  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------
 10.6      Interconnection Agreement with Bell        Incorporated by reference
           Atlantic-Delaware, dated April 27, 1998.

 10.7      Interconnection Agreement with Bell        Incorporated by reference
           Atlantic--New Jersey, dated April 27,
           1998.

 10.8      Interconnection Agreement with GTE--       Incorporated by reference
           California, dated June 12, 1998.

 10.9      Interconnection Agreement with Pacific     Incorporated by reference
           Bell, dated June 15, 1998.

 10.10     Interconnection Agreement with Bell-       Incorporated by reference
           Atlantic--District of Columbia, dated
           October 1, 1998.

 10.11     Interconnection Agreement with Bell-       Incorporated by reference
           Atlantic--Maryland, dated October 2,
           1998.

 10.12     Interconnection Agreement with Bell        Incorporated by reference
           Atlantic--Virginia, dated October 2,
           1998.

 10.13     Interconnection Agreement with U S WEST,   Incorporated by reference
           dated January 15, 1999.

 10.14     Interconnection Agreement with Ameritech   Incorporated by reference
           Information Industry Services, on behalf
           of and as agent for Ameritech Michigan,
           dated February 10, 1999.

 10.15     Interconnection Agreement with Bell        Incorporated by reference
           Atlantic--Massachusetts, dated February
           15, 1999.

 10.16     First Amendment to the Interconnection     Incorporated by reference
           Agreement with Ameritech Information
           Industry Services, dated September 8,
           1998.

 10.17     Network Products Purchase Agreement with   Incorporated by reference
           Northern Telecom Inc., dated January 21,
           1997.*

 10.18     Amendments No. 1 and No. 2 to Network      Incorporated by reference
           Products Purchase Agreement with
           Northern Telecom Inc., both dated March
           6, 1998.*

 10.19     Amendment No. 3 to Network Products        Incorporated by reference
           Purchase Agreement with Northern Telecom
           Inc., dated March 25, 1999.*

 10.20     Software License with DPI/TFS, Inc.,       Incorporated by reference
           dated April 10, 1997.*

 10.21     Second Amendment to Lease Agreement for    Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated November 15, 1997.

 10.22     Lease Agreement for property located at    Incorporated by reference
           200 North LaSalle, Chicago, IL, dated
           December 31, 1996.

 10.23     First Amendment to Lease Agreement for     Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated May 14, 1997.

 10.24     Loan and Security Agreement with NTFC      Incorporated by reference
           Capital Corporation, dated December 30,
           1998.*

 10.25     Amendment No. 1 to Loan and Security       Incorporated by reference
           Agreement with NTFC Capital Corporation,
           dated as of April 15, 1999.

  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------
 10.26     Purchase Agreement with XCOM               Incorporated by reference
           Technologies, Inc., dated January 6,
           1999.*

 10.27     Third Amendment to Lease Agreement for     Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated March 2, 1998.

 10.28     Fourth Amendment to Lease Agreement for    Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated April 4, 1998.

 10.29     Fifth Amendment to Lease Agreement for     Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated October 14, 1998.

 10.30     Sixth Amendment to Lease Agreement for     Incorporated by reference
           property located at 200 North LaSalle,
           Chicago, IL, dated February 18, 1999.

 10.31     Lease Agreement for property located at    Incorporated by reference
           32 Old Slip, New York, NY, dated May 20,
           1997.

 10.32     Lease Agreement for property located at    Incorporated by reference
           650 Townsend Street, San Francisco, CA,
           dated January 26, 1998.

 10.33     First Amendment to Lease Agreement for     Incorporated by reference
           property located at 650 Townsend Street,
           San Francisco, CA, dated March 3, 1998.

 10.34     Second Amendment to Lease Agreement for    Incorporated by reference
           property located at 650 Townsend Street,
           San Francisco, CA, dated June 16, 1998.

 10.35     Third Amendment to Lease Agreement for     Incorporated by reference
           property located at 650 Townsend Street,
           San Francisco, CA, dated February 16,
           1999.

 10.36     Lease Agreement for property located at    Incorporated by reference
           701 Market Street, Philadelphia,
           Pennsylvania, dated March 10, 1998.

 10.37     Lease Agreement for property located at    Incorporated by reference
           1120 Vermont Avenue, NW, Washington,
           D.C., dated as of May 4, 1998.

 10.38     First Amendment to Lease Agreement for     Incorporated by reference
           property located at 1120 Vermont, NW,
           Washington, D.C., dated July 23, 1998.

 10.39     Lease Agreement for property located at    Incorporated by reference
           1200 West Seventh Street, Los Angeles,
           California, dated as of May 19, 1998.

 10.40     First Amendment to Lease Agreement for     Incorporated by reference
           property located at 1200 West 7th
           Street, Los Angeles, CA, dated July 8,
           1998.

 10.41     Lease Agreement for property located at    Incorporated by reference
           1511 6th Avenue, Seattle, WA, dated
           August 7, 1998.

 10.42     Lease Agreement for property located at    Incorporated by reference
           23800 West Ten Mile Road, Southfield,
           MI, dated August 31, 1998.

 10.43     Lease Agreement for property located at    Incorporated by reference
           One Penn Plaza, New York, NY, dated
           September 25, 1998.

 10.44     Lease Agreement for property located at    Incorporated by reference
           1950 Stemmons Freeway, Dallas, TX, dated
           December 15, 1998.

 10.45     Lease Agreement for property located at    Incorporated by reference
           One Main Street, Cambridge, MA, dated
           January 6, 1999.

  Exhibit
  Number              Exhibit Description                     Location
  -------             -------------------                     --------
 10.46     Lease Agreement for property located at    Incorporated by reference
           250 Williams Street, Atlanta, GA, dated
           February 5, 1999.

 10.47     Lease Agreement for property located at    Incorporated by reference
           Christopher Columbus Drive & Washington
           Street, Jersey City, NJ, dated February
           19, 1999.

 10.48     Employment Agreement with Renee M.         Incorporated by reference
           Martin, dated March 20, 1998. #

 10.49     Amendment No. 1 to Executive Employment    Incorporated by reference
           Agreement with Renee M. Martin, dated as
           of August 21, 1998. #

 10.50     1997 Nonqualified Stock Option Plan,       Incorporated by reference
           amended and restated as of August 21,
           1998. #

 10.51     Amendment to 1997 Nonqualified Stock       Incorporated by reference
           Option Plan (amended and restated as of
           August 21, 1998), dated as of May 21,
           1999. #

 10.52     Form of Amended and Restated Stock         Incorporated by reference
           Option Agreement. #

 10.53     1998 Equity and Performance Incentive      Incorporated by reference
           Plan. #

 10.54     1998 Equity Plan for Non-Employee          Incorporated by reference
           Directors. #

 10.55     Agreement for Sale of Real Property        Incorporated by reference
           between Focal Communications Corporation
           and United Air Lines, Inc., dated August
           13, 1998.

 10.56     IRU Agreement dated April 28, 1999, by     Incorporated by reference
           and between Focal Financial Services,
           Inc. and Level 3 Communications, LLC.*

 10.57     Private Line Service Agreement, dated      Incorporated by reference
           May 4, 1999, between Focal
           Communications Corporation and WorldCom
           Technologies, Inc.*

 10.58     Fiber Optic Network leased Fiber           Incorporated by reference
           Agreement between Metromedia Fiber
           Network Services, Inc. and Focal
           Financial Services, Inc., dated as of
           May 24, 1999.*

 10.59     Executive Employment Agreement with        To be filed by amendment
           Michael L. Mael, dated as of January 8,
           2000. #
 21.1      Subsidiaries of the Registrant.            Filed herewith

 23.1      Consent of Arthur Andersen LLP.            Filed herewith

 23.2      Consent of Jones, Day, Reavis & Pogue.     To be filed by amendment
           (included as part of its opinion filed
           as Exhibit 5.1)

 24.1      Powers of Attorney.                        Filed herewith

--------
* Portions of this exhibit have been omitted pursuant to an order of the Securities and Exchange Commission granting confidential treatment, and the omitted portions have been filed separately with the Securities and Exchange Commission.
#Management Contract or Compensatory Plan